   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1999

                                                      REGISTRATION NO. 333-87383
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                       THE MANAGEMENT NETWORK GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                        5416                                       48-1129619
(STATE OR OTHER JURISDICTION OF                (PRIMARY STANDARD INDUSTRIAL                        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                  CLASSIFICATION CODE NUMBER)                     IDENTIFICATION NUMBER)

                       THE MANAGEMENT NETWORK GROUP, INC.
                       7300 COLLEGE BOULEVARD, SUITE 302
                            OVERLAND PARK, KS 66210
                                 (913) 345-9315
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               RICHARD P. NESPOLA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       THE MANAGEMENT NETWORK GROUP, INC.
                       7300 COLLEGE BOULEVARD, SUITE 302
                            OVERLAND PARK, KS 66210
                                 (913) 345-9315
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                         CHRISTOPHER D. MITCHELL, ESQ.
                             SANJIV S. DHAWAN, ESQ.
                             JUDITH E. BROWN, ESQ.
                           ROSEANN M. ROTANDARO, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300
                             GAVIN B. GROVER, ESQ.
                              BRIAN V. CAID, ESQ.
                              MATTHEW BURNS, ESQ.
                            MORRISON & FOERSTER LLP
                               425 MARKET STREET
                            SAN FRANCISCO, CA 94105
                                 (415) 268-7000

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
        TITLE OF EACH CLASS                   AMOUNT             PROPOSED MAXIMUM        PROPOSED MAXIMUM          AMOUNT OF
          OF SECURITIES TO                    TO BE               OFFERING PRICE        AGGREGATE OFFERING       REGISTRATION
           BE REGISTERED                  REGISTERED(1)            PER SHARE(2)              PRICE(2)               FEE(3)
---------------------------------------------------------------------------------------------------------------------------------
Common stock, $0.001 par value......        5,307,250                 $14.00               $74,301,500              $20,656
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 692,250 shares which the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3) Entire amount previously paid pursuant to Rule 457(o).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 1999


PROSPECTUS

                                4,615,000 SHARES

                                      LOGO

                                  COMMON STOCK

     This is an initial public offering of common stock by The Management Network Group, Inc. We are selling all of the 4,615,000 shares offered under this prospectus. We anticipate that the initial public offering price will be between $12.00 and $14.00.

                               ------------------

     Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock quoted on the Nasdaq National Market under the symbol TMNG.

                               ------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Initial public offering price...............................   $          $
Underwriting discounts and commissions......................   $          $
Proceeds to The Management Network Group, Inc., before
  expenses..................................................   $          $

     Several of our stockholders have granted the underwriters an option for a period of 30 days to purchase up to 692,250 additional shares of common stock to cover over-allotments.

                               ------------------

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.


                               ------------------

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HAMBRECHT & QUIST
                ROBERTSON STEPHENS
                                SALOMON SMITH BARNEY
                                             JEFFERIES & COMPANY, INC.
            , 1999

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................     3
Risk Factors................................................     7
Forward-Looking Statements..................................    16
Use of Proceeds.............................................    16
Dividend Policy.............................................    16
Trademarks..................................................    16
Capitalization..............................................    17
Dilution....................................................    18
Unaudited Pro Forma Condensed Consolidated Financial Data...    19
Selected Consolidated Financial Data........................    24
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    25
Business....................................................    36
Management..................................................    51
Certain Transactions........................................    61
Principal Stockholders......................................    63
Description of Capital Stock................................    65
Shares Eligible For Future Sale.............................    68
Underwriting................................................    70
Legal Matters...............................................    72
Experts.....................................................    72
Where You Can Find Additional Information...................    72
Index to Financial Statements...............................   F-1



                             ---------------------


     UNTIL             , 1999, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements before making an investment decision.

                       THE MANAGEMENT NETWORK GROUP, INC.


     We provide management consulting services to the global telecommunications industry, including communications service providers, technology companies and financial services firms. We provide a comprehensive range of services, including strategic, management and operational advice, that enable our clients to meet the challenges of today's competitive and dynamic telecommunications environment, including the growing demand for electronic business, known as e-business, infrastructure. Since our inception in 1990, we have performed services for over 170 clients. For example, our top two clients for the first nine months of 1999 were: Williams Communications Group and diAx.



     Our industry-focused services help our broad range of clients capitalize on the vast opportunities brought about by a rapidly changing telecommunications market. Our complete range of solutions include:


     - strategic assessments;

     - design and evaluation of telecommunications infrastructure;

     - operational support and process improvement; and

     - system evaluation, selection and implementation advice.

     The sophisticated services we provide make extensive use of the proprietary methodologies we have developed, ensuring the high quality and timeliness of our services. Our solutions enable our clients to compete more effectively by aligning their service offerings with their chosen market strategies. In addition, our solutions allow them to offer their services cost-effectively and accelerate the introduction of new technologies, while improving overall customer satisfaction and retention, all of which are critical components of their profitability.


     We provide our services through highly experienced consultants who average over ten years of industry experience. In 1998 and 1997, our President and Chief Executive Officer was named by Phone+ magazine, a trade publication, to its annual list of the most influential people in competitive long distance telecommunications. In both years he was the highest-ranking non-carrier executive selected for this list. We believe our clients value the extensive expertise and industry knowledge our consultants provide, enabling us to develop relationships with many of our clients, who in many cases rely on our advice and services to make critical strategic and business decisions.



     Our key growth initiatives include:



     - combining our telecommunications and e-business expertise to help our clients successfully develop and deploy the underlying infrastructure to support the internet and to meet their growing e-business requirements;



     - capitalizing on our competitive telecommunications experience to expand globally to serve our clients' growing global needs as overseas markets continue to face increasing deregulation and competition;



     - further enhancing our long-term client relationships to allow us to jointly plan future projects and develop large, multi-year engagements;



     - building our brand through several marketing initiatives; and



     - extending our business model by enhancing our business processes that can be duplicated worldwide.

                                  THE OFFERING

Common stock offered by us.......     4,615,000 shares

Common stock outstanding after
this offering....................    27,261,201 shares

Use of Proceeds..................    For repayment of indebtedness and general
                                     corporate purposes, including working
                                     capital and potential acquisitions.

Nasdaq National Market symbol....    TMNG
                            ------------------------

     The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of October 29, 1999 and does not include the following:

     - 1,862,416 shares of common stock subject to options issued at a weighted average exercise price of $1.75 per share granted under our 1998 equity incentive plan; and


     - 500,000 shares of our common stock subject to an outstanding warrant issued to Williams Communications Group at an exercise price of $2.00 per share.


     Please see "Capitalization" for a more complete discussion regarding the outstanding shares of our common stock and options to purchase our common stock and other related matters.
                            ------------------------

     Our principal executive offices are located at 7300 College Boulevard, Suite 302, Overland Park, Kansas 66210 and our telephone number is (913) 345-9315. Our web site is www.tmng.com and our corporate email address is "info@tmng.com." Any reference contained in this prospectus to our web site, or to any other web site, shall not be deemed to incorporate information from those sites into this prospectus.

                            ------------------------

     Unless otherwise noted, all information in this prospectus:

     - assumes that the underwriters will not exercise their option to purchase additional shares of common stock to cover over-allotments, if any; and

     - gives effect to a 1-for-2 reverse split of our common stock to be effected prior to the completion of this offering.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                                  (UNAUDITED)

     The following summary financial information should be read in conjunction with our consolidated financial statements and their related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. Listed below is our statement of operations data for fiscal years 1995 through 1998 and for the nine months ended October 3, 1999 and October 2, 1998, and our balance sheet data as of October 3, 1999. The results for the interim periods are not necessarily indicative of the results for the full fiscal year or any future period. Interim results reflect all adjustments, which are in the opinion of management, necessary to a fair statement of these results.

     To calculate the "Pro Forma As Adjusted Statement of Operations Data" for fiscal year 1998 and the nine months ended October 3, 1998 and October 2, 1999, we have assumed the following occurred as of the first day of fiscal 1998:

     - our leveraged recapitalization, which was actually completed in February 1998;

     - our conversion of tax status from a subchapter "S" corporation to a subchapter "C" corporation which occurred at the time of recapitalization; and

     - the sale of 4,615,000 shares of common stock in the offering at an assumed initial public offering price of $13.00 per share, after deducting the underwriting discounts and estimated offering expenses, and the application of the net proceeds of the offering to repay all of our bank debt.

     To calculate the pro forma as adjusted balance sheet data, we have assumed this offering and the application of the net proceeds from this offering, as described above, occurred on October 2, 1999.

     Beginning with fiscal 1998, we switched to a four week -- four week -- five week quarterly accounting system in which each quarter is 13 weeks long and ends on a Saturday. As a result of this change, our fiscal year end changed from December 31 to the Saturday which is 13 weeks from the end of the third fiscal quarter. The words "fiscal year" in this prospectus refer to the fiscal year most closely coinciding with the related calendar year. Our 1998 fiscal year therefore ended on January 2, 1999. When we refer to the "nine month period for 1998" and to "nine month period for 1999" in this prospectus, we mean nine month period ended on October 3, 1998 and October 2, 1999, respectively.

                                                                                                            NINE MONTHS ENDED
                                                                           FISCAL YEAR                   ------------------------
                                                             ----------------------------------------     OCTOBER       OCTOBER
                                                              1995       1996       1997       1998       3, 1998       2, 1999
                                                             -------    -------    -------    -------    ----------    ----------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...................................................  $ 7,299    $17,279    $20,184    $32,103     $21,471       $36,968
                                                             -------    -------    -------    -------     -------       -------
Cost of services:..........................................
 Direct cost of services...................................    4,303      9,648     11,384     17,411      11,611        19,178
 Equity related charges....................................                                       239          14         1,778
                                                             -------    -------    -------    -------     -------       -------
       Total cost of services..............................    4,303      9,648     11,384     17,650      11,625        20,956
                                                             -------    -------    -------    -------     -------       -------
Gross profit...............................................    2,996      7,631      8,800     14,453       9,846        16,012
                                                             -------    -------    -------    -------     -------       -------
Operating expenses:
 Selling, general and administrative expenses..............    1,242      2,798      3,280      6,158       4,003         7,479
 Equity related charges....................................                                        22           1           946
                                                             -------    -------    -------    -------     -------       -------
       Total operating expenses............................    1,242      2,798      3,280      6,180       4,004         8,425
                                                             -------    -------    -------    -------     -------       -------
Income from operations.....................................    1,754      4,833      5,520      8,273       5,842         7,587
                                                             -------    -------    -------    -------     -------       -------
Net income available to common stockholders................  $ 1,758    $ 4,713    $ 5,504    $ 3,043     $ 1,876       $ 3,439
                                                             =======    =======    =======    =======     =======       =======
Net income per common share
 Basic.....................................................  $  0.08    $  0.21    $  0.24    $  0.14     $  0.08       $  0.15
                                                             =======    =======    =======    =======     =======       =======
 Diluted...................................................  $  0.08    $  0.21    $  0.24    $  0.13     $  0.08       $  0.14
                                                             =======    =======    =======    =======     =======       =======
Weighted average common shares outstanding:
 Basic.....................................................   22,500     22,500     22,500     22,500      22,500        22,532
                                                             =======    =======    =======    =======     =======       =======
 Diluted...................................................   22,500     22,500     22,500     22,944      22,790        23,880
                                                             =======    =======    =======    =======     =======       =======
Pro forma provision for income taxes(1)....................  $   703    $ 1,885    $ 2,202    $ 2,530     $ 1,780
Pro forma net income available to stockholders.............  $ 1,055    $ 2,828    $ 3,302    $ 3,795     $ 2,670
                                                             =======    =======    =======    =======     =======
PRO FORMA AS ADJUSTED STATEMENT OF OPERATIONS DATA:
Revenues...................................................                                   $32,103     $21,471        36,968
Income from operations.....................................                                     8,386       5,955         7,587
Net income.................................................                                     5,095       3,636         4,431
Net income per common share
 Basic.....................................................                                   $  0.19     $  0.13       $  0.16
                                                                                              =======     =======       =======
 Diluted...................................................                                   $  0.18     $  0.13       $  0.16
                                                                                              =======     =======       =======
Weighted average common shares outstanding(2)
 Basic.....................................................                                    27,115      27,115        27,147
                                                                                              =======     =======       =======
 Diluted...................................................                                    27,559      27,405        28,495
                                                                                              =======     =======       =======


                                                                   OCTOBER 2, 1999
                                                              --------------------------
                                                                            PRO FORMA
                                                               ACTUAL     AS ADJUSTED(3)
                                                              --------    --------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Net working capital.........................................  $  6,953       $41,237
Total assets................................................  $ 16,363       $47,021
Total debt (including current debt).........................  $ 23,343            --
Common stockholders' equity (deficiency in assets)..........  $(11,954)      $42,718


---------------
(1) Before February 12, 1998, we were a subchapter "S" corporation and, accordingly, federal and state income taxes were paid at the stockholder level only. Upon consummation of the February 1998 leveraged recapitalization, we terminated our subchapter "S" corporation status and, accordingly, became subject to federal and state income taxes. The pro forma as adjusted statement of operations data reflects adjustments to historical net income as if we had not elected subchapter "S" corporation status for federal and state income tax purposes.

(2) Pro forma as adjusted weighted average common shares outstanding assumes that the following occurred at the beginning of the period indicated:

     - our leveraged recapitalization, which actually occurred in February 1998; and

     - the issuance of 4,615,000 shares of common stock issuable in this offering.

(3) Pro forma as adjusted assumes the issuance of 4,615,000 shares of common stock issuable in this offering at October 2, 1999.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk.

WE FOCUS EXCLUSIVELY ON SERVING THE TELECOMMUNICATIONS INDUSTRY AND THEREFORE CHANGES IN THIS INDUSTRY COULD REDUCE OUR CUSTOMER BASE OR CAUSE CUSTOMERS TO USE INTERNAL RESOURCES

     We currently derive all of our revenues from consulting engagements within the telecommunications industry. Much of our recent growth has arisen from business opportunities presented by industry trends that include:

     - deregulation;

     - increased competition;

     - technological advances;

     - the growth of e-business; and

     - the convergence of service offerings.


     If these trends change, the demand for telecommunications consulting work will likely decrease. In addition, the telecommunications industry is in a period of consolidation, which could reduce our client base, eliminate future opportunities or create conflicts of interest among our clients. Additionally, current and future economic pressures in the industry may cause telecommunications companies to use internal resources in lieu of outside consultants. As a result, our customer base and our revenues may decline.


WE ARE DEPENDENT ON A LIMITED NUMBER OF LARGE CUSTOMERS FOR A MAJOR PORTION OF OUR REVENUES, AND THE LOSS OF A MAJOR CUSTOMER COULD REDUCE OUR REVENUES AND HARM OUR BUSINESS


     We derive a significant portion of our revenues from a relatively limited number of clients. For example, during 1997 and 1998, revenues from our ten most significant clients accounted for approximately 78.4% and 76.0% of our revenues, respectively. In the first nine months of 1999, Williams Communications Group and diAx accounted for 41.1% and 13.6% of our revenues, respectively. The services required by any one client may be affected by industry consolidation, technological developments, economic slowdown or internal budget constraints. As a result, the volume of work performed for specific clients varies from period to period, and a major client in one period may not use our services in a subsequent period.



     Our services are often sold under short-term engagements and most clients can reduce or cancel their contracts with little or no penalty or notice. Our operating results may suffer if we are unable to rapidly deploy consultants if a client defers, modifies or cancels a project. Consequently, you should not predict or anticipate our future revenue based on the number of clients we have or the number and scope of our existing engagements.


OUR REVENUES AND OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER, AND FLUCTUATIONS IN OUR OPERATING RESULTS COULD CAUSE OUR STOCK PRICE TO DECLINE

     Our revenue and operating results may vary significantly from quarter-to-quarter due to a number of factors. In future quarters, our operating results may be below the expectations of public market analysts or investors, and the price of our common stock may decline. Factors that could cause quarterly fluctuations include:

     - the beginning and ending of significant contracts during a quarter;

     - the size and scope of assignments;

     - consultant turnover, utilization rates and billing rates;

     - the loss of key consultants, which could cause clients to end their relationships with us;

     - the ability of clients to terminate engagements without penalty;

     - fluctuations in demand for our services resulting from budget cuts, project delays, cyclical downturns or similar events;

     - clients' decisions to divert resources to other projects, including Year 2000 remediation work, which may limit clients' resources that would otherwise be allocated to projects we could provide;

     - reductions in the prices of services offered by our competitors;

     - fluctuations in the telecommunications market and economic conditions;

     - seasonality during the summer, vacation and holiday periods; and

     - fluctuations in the value of foreign currencies versus the U.S. dollar.

     Because a significant portion of our expenses are relatively fixed, a variation in the number of client assignments or the timing of the initiation or the completion of client assignments may cause significant variations in operating results from quarter to quarter and could result in losses. To the extent the addition of consultant employees is not followed by corresponding increases in revenues, we would incur additional expenses that would not be matched by corresponding revenues. Therefore, our profitability would decline and we could potentially experience losses. In addition, our stock price would likely decline.

WE MUST CONTINUE TO ATTRACT AND RETAIN QUALITY CONSULTANTS, AND OUR INABILITY TO DO SO WOULD IMPAIR OUR ABILITY TO SERVICE EXISTING ENGAGEMENTS OR UNDERTAKE NEW ENGAGEMENTS, RESULTING IN A DECLINE IN OUR REVENUES AND INCOME


     We must attract a significant number of new consultants to implement our growth plans. The number of potential consultants that meet our hiring criteria is relatively small, and we face significant competition for these consultants from our direct competitors and others in the telecommunications industry. Competition for these consultants may result in significant increases in our costs to retain the consultants, which could reduce our margins and our profitability. In addition, we will need to attract consultants in international locations, principally Europe, to support our international growth plans. We have limited experience in recruiting internationally, and we may not be able to do so. Our inability to recruit new consultants and retain existing consultants could impair our ability to service existing engagements or undertake new engagements. If we are unable to attract and retain consultants, our revenues and our profitability would decline.


THE MARKET IN WHICH WE COMPETE IS INTENSELY COMPETITIVE AND ACTIONS BY COMPETITORS COULD RENDER OUR SERVICES LESS COMPETITIVE CAUSING OUR REVENUES AND INCOME TO DECLINE


     The market for consulting services to telecommunications companies is intensely competitive, highly fragmented and subject to rapid change. Our competitors include general management consulting firms, the consulting practices of "Big Five" accounting firms, most of which have practice groups focused on the telecommunications industry and local or regional firms specializing in telecommunications services. Some of these competitors have also formed strategic alliances with telecommunications and technology companies serving the industry. We also compete with internal resources of our clients. Our competitors include:


     - American Management Systems;

     - Andersen Consulting;

     - Booz-Allen & Hamilton;

     - The Boston Consulting Group;

     - Cap Gemini;

     - KPMG Peat Marwick; and

     - PricewaterhouseCoopers.

     Many information technology consulting firms also maintain significant practice groups devoted to the telecommunications industry. Many of these companies have a national and international presence and may have greater personnel, financial, technical and marketing resources. We cannot assure you that we will compete successfully with our existing competitors or with any new competitors.

     We also believe our ability to compete depends on a number of factors outside of our control, including:

     - the prices at which others offer competitive services, including aggressive price competition and discounting on individual engagements;

     - the ability and willingness of our competitors to finance customers' projects on favorable terms;

     - the ability of our competitors to undertake more extensive marketing campaigns than we can;

     - the extent, if any, to which our competitors develop proprietary tools that improve their ability to compete with us;

     - the ability of our customers to perform the services themselves; and

     - the extent of our competitors' responsiveness to customer needs.


     We may not be able to compete effectively on these or other factors. If we are unable to compete effectively, our market position, and therefore our revenues and profitability, would decline.


WE HAVE EXPERIENCED SIGNIFICANT GROWTH IN OUR BUSINESS IN RECENT PERIODS, AND IF WE ARE UNABLE TO MANAGE THIS GROWTH, OUR OPERATIONAL INFRASTRUCTURE MAY NOT BE ABLE TO SUPPORT OUR GROWTH


     We are currently experiencing a period of rapid growth that may strain our managerial and operational resources. To support our growth, our organizational infrastructure must grow accordingly.


     To manage the expected growth of our operations and personnel, we must:

     - improve existing and implement new operational, financial and management controls, reporting systems and procedures; and

     - maintain and expand our financial management information systems.


     If we fail to address these issues, our operational infrastructure may be insufficient to support our levels of business activity. In this event, we could experience disruptions in our business and declining revenues or profitability.


IF WE DO NOT EFFECTIVELY MANAGE THE CONVERSION OF INDEPENDENT CONTRACTORS TO EMPLOYEES, WE COULD INCUR UNANTICIPATED COSTS WHICH WOULD HARM OUR FINANCIAL PERFORMANCE

     We are planning to offer contingent employee or full-time employee status to certain of our independent contractors. As we convert independent contractors to consultant employees, we will incur additional fixed costs for each such employee that we do not incur when we retain an independent contractor. To effectively manage these additional fixed costs, we will need to continuously improve utilization management and minimize unbilled employee time. In addition, this change may cause other disruptions to our business. If we fail to effectively manage this transition, we could incur additional costs due to underutilization of full-time employees as well as other unanticipated costs.


IF WE DO NOT CONTINUALLY ENHANCE OUR SERVICES TO MEET THE CHANGING NEEDS OF OUR CUSTOMERS, WE MAY LOSE FUTURE BUSINESS TO OUR COMPETITORS


     We believe that our future success will depend upon our ability to enhance our existing services and to introduce new services to meet the requirements of our customers in a rapidly developing and evolving market. Our present or future services may not satisfy the needs of the telecommunications market. If we are unable to anticipate or respond adequately to customer needs, we may lose business and our financial performance will suffer.


OUR PLANS FOR INTERNATIONAL EXPANSION MAY NOT SUCCEED, WHICH WOULD HARM OUR REVENUES AND PROFITABILITY


     Our future revenues depend to a large extent on expansion into international markets. Our future international operations might not succeed for a number of reasons, including:


     - difficulties in staffing and managing foreign operations;

     - seasonal reductions in business activity;

     - fluctuations in currency exchange rates or imposition of currency exchange controls;

     - competition from local and foreign-based consulting companies;

     - issues relating to uncertainties of laws and enforcement relating to the protection of intellectual property;

     - unexpected changes in trading policies and regulatory requirements;

     - legal uncertainties inherent in transnational operations such as export and import regulations, tariffs and other trade barriers;

     - taxation issues;

     - operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;

     - language and cultural differences;

     - general political and economic trends; and


     - expropriations of assets, including bank accounts, intellectual property and physical assets by foreign governments.


     Accordingly, we may not be able to successfully execute our business plan in foreign markets. If we are unable to achieve anticipated levels of revenues from our international operations, our revenues and profitability would decline.

IF OUR INTERNATIONAL BUSINESS VOLUMES INCREASE, WE WILL BE EXPOSED TO GREATER FOREIGN CURRENCY EXCHANGE RISKS, WHICH COULD RESULT IN INCREASED EXPENSES AND DECLINING PROFITABILITY


     The percentage of our revenues comprised of international engagements increased significantly in the first nine months of 1999 and may continue to increase. Some of our international engagements are denominated in the local currency of our clients. Expenses that we incur in delivering these services, consisting primarily of consultant compensation, are typically denominated in U.S. dollars. To the extent that the value of a currency in which our billings are denominated decreases in relation to the U.S. dollar or another currency in which our expenses are denominated, our operating results and financial condition could be harmed. We may hedge our foreign currency exposure from time to time, but we cannot assure you that any hedging will be effective.

WE EXPECT THE GROWTH OF OUR TMNG.COM BUSINESS TO DRIVE FUTURE REVENUES AND IF THIS DOES NOT HAPPEN OUR REVENUES AND PROFITABILITY WOULD DECLINE


     A significant part of our future growth is dependent upon our ability to grow our TMNG.com business which is focused on providing consulting services to help telecommunications companies build the infrastructure, systems and processes needed to support e-business. To support this growth, we must develop a base of consultants with internet-based skills. The personnel and skill sets required for our TMNG.com services are different from those used in our traditional lines of business. The personnel that we need to support this business may not be widely available, and we may encounter unforeseen difficulties in recruiting needed personnel for the TMNG.com initiative. In addition, we may be unable to develop methodologies to address the unique needs of internet-based companies due to our relative lack of experience in this market. Additionally, the continuously evolving nature of the internet makes it very difficult to establish e-business expertise. If we fail to adequately develop our internet and e-business skills, we may not be able to capitalize on the growth opportunities presented by these sectors, and our competitive position, revenues and profitability would decline.


OUR TMNG.COM BUSINESS IS DEPENDENT ON CONTINUED GROWTH, USE AND ACCEPTANCE OF THE INTERNET AND E-BUSINESS


     Our success in providing e-business related consulting services depends in part on widespread acceptance and use of the internet as a way to conduct business. The internet and e-business may not become a viable long-term commercial marketplace due to potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. Our business would be harmed if:


     - use of the internet and other online services does not increase or increases at a slower pace than expected or on-line services do not become viable marketplaces;

     - the infrastructure for the internet and other online services does not effectively support future expansion of e-business; or

     - concerns over security and privacy inhibit the growth of the internet.


The failure of the internet to continue to grow would inhibit the demand for our TMNG.com consulting services and our revenues and financial performance.


WE ARE DEPENDENT ON A LIMITED NUMBER OF KEY PERSONNEL, AND THE LOSS OF THESE INDIVIDUALS COULD HARM OUR COMPETITIVE POSITION AND FINANCIAL PERFORMANCE

     Our business consists primarily of the delivery of professional services and, accordingly, our success depends upon the efforts, abilities, business generation capabilities and project execution of our executive officers and key consultants. Our success is also dependent upon the managerial, operational and administrative skills of our executive officers, particularly Richard Nespola, our President and Chief Executive Officer. The loss of any executive officer or key consultant or group of consultants, or the failure of these individuals to generate business or otherwise perform at or above historical levels could result in a loss of customers or revenues, and could therefore harm our financial performance.

IF WE FAIL TO PERFORM EFFECTIVELY ON PROJECT ENGAGEMENTS, OUR REPUTATION, AND THEREFORE OUR COMPETITIVE POSITION AND FINANCIAL PERFORMANCE COULD BE HARMED

     Many of our engagements come from existing clients or from referrals by existing clients. Therefore, our growth is dependent on our reputation and on client satisfaction. The failure to perform services that meet a client's expectations may damage our reputation and harm our ability to attract new business. Damage to our reputation arising from client dissatisfaction could therefore harm our financial performance.



IF WE FAIL TO DEVELOP LONG-TERM RELATIONSHIPS WITH CUSTOMERS, OUR SUCCESS WOULD BE JEOPARDIZED



     A substantial majority of our business is derived from repeat customers. Our future success depends to a significant extent on our ability to develop long-term relationships with successful telecommunications providers who will give us new and repeat business. We may be unable to develop new customer relationships and our new or existing customers may be unsuccessful. Our inability to build long-term customer relations would result in declines in our revenues and profitability.


A LARGE NUMBER OF OUR PERSONNEL ARE CLASSIFIED AS INDEPENDENT CONTRACTORS FOR TAX AND EMPLOYMENT LAW PURPOSES, AND IF THESE PERSONNEL WERE TO BE RECLASSIFIED AS EMPLOYEES, WE COULD BE SUBJECT TO BACK TAXES, INTEREST, PENALTIES AND OTHER LEGAL CLAIMS


     We provide the substantial majority of our consulting services through independent contractors and, therefore, do not pay federal or state employment taxes or withhold income taxes for such persons. Further, we generally do not include these independent contractors in our benefit plans. In the future, the IRS and state authorities may challenge the status of consultants as independent contractors. Independent contractors may also initiate proceedings to seek reclassification as employees under state law. In either case, if persons engaged by us as independent contractors are determined to be employees by the IRS or any state taxation department, we would be required to pay applicable federal and state employment taxes and withhold income taxes with respect to such persons and could become liable for amounts required to be paid or withheld in prior periods along with penalties. In addition, we could be required to include such persons in our benefit plans retroactively and going forward. As of October 2, 1999, approximately 115 consultants were working on engagements for us as independent contractors. In addition, at least another 100 individuals have worked for us as independent contracts since January 1, 1998. Any challenge by the IRS or state authorities or individuals resulting in a determination that a substantial number of such persons are employees could subject us to liability for back taxes, interest and penalties, which would harm our profitability.


WE COULD BE SUBJECT TO CLAIMS FOR PROFESSIONAL LIABILITY, WHICH COULD HARM OUR FINANCIAL PERFORMANCE


     As a provider of professional services, we face the risk of liability claims. A liability claim brought against us could harm our business. We may also be subject to claims by our clients for the actions of our consultants and employees arising from damages to clients' business or otherwise.


     In particular, we are currently a defendant in litigation brought by the bankruptcy trustee of one of our former clients. This litigation seeks to recover $320,000 in consulting fees paid by the former client and also seeks to recover at least $1.85 million for breach of contract, breach of fiduciary duties and negligence. For additional information regarding this proceeding, please see "Business -- Legal Proceedings."

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE, AND OUR INVESTORS MAY EXPERIENCE INVESTMENT LOSSES

     The market price of our common stock may be volatile. Our stock price could decline or fluctuate in response to a variety of factors, including:

     - variations in our quarterly operating results;

     - announcements of technological innovations that render our talent outdated;

     - introduction of new services or new pricing policies by us or our competitors;

     - trends in the telecommunications industry;

     - acquisitions or strategic alliances by us or others in our industry;

     - failure to achieve financial analysts' or other estimates of our results of operations for any fiscal period;

     - changes in estimates of our performance or recommendations by financial analysts; and

     - market conditions in the telecommunications industry and the economy as a whole.


     In addition, the stock market experiences significant price and volume fluctuations. These fluctuations particularly affect the market prices of the securities of many high technology companies. These broad market fluctuations could harm the market price of our common stock.


WE MAY MAKE ACQUISITIONS, WHICH ENTAIL RISKS THAT COULD HARM OUR FINANCIAL PERFORMANCE OR STOCK PRICE


     As part of our business strategy, we may make acquisitions. Currently, we do not have any planned or pending acquisitions. Any future acquisition would be accompanied by the risks commonly encountered in acquisitions. These risks include:



     - the difficulty associated with assimilating the personnel and operations of acquired companies;



     - the potential disruption of our existing business; and



     - adverse effects on our financial statements, including one-time write-offs, ongoing charges for amortization of goodwill and assumption of liabilities of acquired businesses.



     If we make acquisitions and any of these problems materialize, these acquisitions could negatively affect our operations, profitability and financial operations.


OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY COULD HARM OUR COMPETITIVE POSITION AND OUR FINANCIAL PERFORMANCE


     Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties, including former employees or consultants of ours, may attempt to disclose, obtain or use our solutions or technologies. The steps we have taken may not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. Unauthorized disclosure of our proprietary information could make our solutions and methodologies available to others and harm our competitive position.



     Intellectual property claims brought against us, regardless of their merit, could result in costly litigation and the diversion of our financial resources and technical and management personnel. Further, if such claims are proven valid, through litigation or otherwise, we may be required to change our trademarks and pay financial damages, which could harm our profitability and financial performance.


PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS WILL RETAIN SUBSTANTIAL CONTROL OVER US AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF OTHER STOCKHOLDERS

     Upon completion of this offering, our executive officers, directors and stockholders owning more than five percent of our outstanding common stock (and their affiliates) will, in the aggregate, own approximately 83.2% of our outstanding common stock. As a result, such persons, acting together, will have the ability to substantially influence all matters submitted to the stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs. Accordingly, concentration of ownership of our common stock may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even if such a transaction would be beneficial to other stockholders.


THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND THE PRICE OF OUR COMMON STOCK MAY DECLINE


     Our common stock has never been sold in a public market. An active trading market for our common stock may not develop or be sustained upon the completion of this offering. In addition, the initial offering price may not be indicative of the prices that will prevail in the public market after the offering, and the market price of the common stock could fall below the initial public offering price.

THE SIGNIFICANT NUMBER OF SHARES OF COMMON STOCK THAT WILL BE ELIGIBLE FOR SALE IN THE NEAR FUTURE MAY HARM THE MARKET PRICE OF OUR COMMON STOCK


     Sales of a substantial number of shares of our common stock in the public market following this offering could harm the market price for our common stock. This may prevent stockholders from reselling their shares at or above the price at which they purchased their shares. Upon expiration of 180-day lockup agreements that our stockholders have entered into with the underwriters or us, 14,745,115 shares of our common stock will become eligible for immediate sale. This amount represents approximately 54.1% of the shares of our common stock outstanding upon completion of this offering. For additional detail regarding shares eligible for sale, please see "Shares Eligible for Future Sale."


WE USED TO BE TAXED UNDER SUBCHAPTER "S" OF THE INTERNAL REVENUE CODE AND CLAIMS OF TAXING AUTHORITIES RELATED TO OUR PRIOR SUBCHAPTER "S" CORPORATION STATUS COULD HARM US

     From 1993 through 1998, we were taxed as a "pass-through" entity under subchapter "S" of the Internal Revenue Code. Since February 1998, we have been taxed under subchapter "C" of the Internal Revenue Code, which is applicable to most corporations and treats the corporation as an entity that is separate and distinct from its stockholders. If our tax returns for the years in which we were a subchapter "S" corporation were to be audited by the Internal Revenue Service or another taxing authority and an adverse determination was made during the audit, we could be obligated to pay back taxes, interest and penalties. The stockholders of our predecessor entity agreed, at the time we acquired our predecessor, to indemnify us against negative tax consequences arising from our prior "S" corporation status. This indemnity is secured by escrowed funds in an escrow that terminates in February 2001. Accordingly, this indemnity may not be sufficient to cover claims made by the IRS or other taxing authorities, and any such claims could result in additional costs and harm our financial performance.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION

     If you purchase shares of our common stock, you will incur immediate and substantial dilution of $11.43 in pro forma net tangible book value per share. If other security holders exercise options or warrants to purchase our common stock, you will suffer further dilution.

WE MAY SEEK TO RAISE ADDITIONAL FUNDS, AND ADDITIONAL FUNDING MAY BE DILUTIVE TO STOCKHOLDERS OR IMPOSE OPERATIONAL RESTRICTIONS

     Any additional equity financing may be dilutive to our stockholders and debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to certain business matters. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced. These stockholders may experience additional dilution in net book value per share and any additional equity securities may have rights, preferences and privileges senior to those of the holders of our common stock.

WE DO NOT ANTICIPATE PAYING DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE

     We currently intend to retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Contractual restrictions currently prohibit us from paying cash dividends.

ANTI-TAKEOVER PROVISIONS AND OUR RIGHT TO ISSUE PREFERRED STOCK COULD MAKE A THIRD PARTY ACQUISITION OF US DIFFICULT

     Our certificate of incorporation and bylaws and anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to stockholders. In addition, our bylaws provide for a classified board, with board members serving staggered three-year terms. The Delaware anti-takeover provisions and the existence of a classified board could make it more difficult for a third party to acquire us.


IF OUR INTERNAL SYSTEMS OR THE INTERNAL SYSTEMS OF OUR CUSTOMERS OR SUPPLIERS ARE NOT YEAR 2000 COMPLIANT, WE COULD EXPERIENCE DISRUPTIONS IN COMMUNICATIONS SERVICE AND LOST REVENUES


     We cannot assure you that our computer systems and software products do not contain undetected errors or defects associated with Year 2000 data functions, nor can we assure you that the software components we have acquired from third parties will be Year 2000 compliant. This failure to be Year 2000 compliant could result in system failures, delays or miscalculations. Computer systems and software that have not been developed or enhanced recently may need to be upgraded or replaced to comply with Year 2000 requirements. If we discover any Year 2000 errors or defects in our internal systems, we could incur substantial costs in making repairs. The resulting disruption of our operations could harm our business.


     Furthermore, the Internet operations of many of our customers and suppliers may be affected by Year 2000 complications. The failure of our customers or suppliers to ensure that their systems are Year 2000 compliant could harm our customers and suppliers, resulting in our inability to obtain necessary data communication and telecommunication capacity. In addition, our customers may encounter Year 2000 problems which cause them to divert resources from projects we are or could potentially be engaged in order for them to solve their Year 2000 problems. If diversions of this nature occur, we could experience lost revenues or cancellation or delay of engagements, which would harm our revenues and profitability.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties, which may include statements about our:

     - business strategy;

     - financial performance and trends affecting our business; and

     - plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

     When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. In addition, this prospectus includes statistical data that comes from information published by independent sources, including International Data Corporation (IDC). Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     We estimate that we will receive proceeds of $54.8 million from the sale of the 4,615,000 shares of common stock we are offering assuming a public offering price of $13.00 per share and after deducting the underwriting discount and our estimated offering expenses.

     We intend to use approximately $23.3 million of the proceeds of the offering for repayment of indebtedness. We plan to use the remainder of the proceeds for general corporate purposes, including working capital. We may also use some of the proceeds to acquire other complementary businesses, although we have no current plans relating to any of these transactions. Pending these uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities.


     The indebtedness to be repaid with the proceeds of this offering consists of two term loans, with principal balances of $11.0 million and $12.0 million at October 2, 1999, and any outstanding borrowings under our $5.0 million revolving credit facility. As of October 2, 1999, total borrowings of $317,000 were outstanding under our revolving credit facility. The term loans and revolving credit facility are secured by a pledge of substantially all of our assets. We pay quarterly interest on the term loan that has an $11.0 million principal balance at the London Interbank Offered Rate, or LIBOR, plus 2.75%. We pay quarterly interest on the other term loan at LIBOR plus 3.00%. As of October 2, 1999, LIBOR equaled 5.40% and the interest rates on our term loans were 8.15% and 8.40%, respectively. As of October 2, 1999, the interest rate on our revolving credit facility was based on the prime rate plus 1.25%, which equalled 9.50%. Both of the term loans and the revolving credit facility mature on December 31, 2003. The terms of our indebtedness require us to maintain specified financial ratios and observe additional restrictive covenants. As of October 2, 1999, we were in compliance with these ratios and covenants.


                                DIVIDEND POLICY

     We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Covenants in our bank credit agreements prohibit the payment of cash dividends.

                                   TRADEMARKS

     TMNG(R), TMNG.com(TM), TMNG CLEC Planner(TM), TMNG Lexicon(TM), TMNG e-Lexicon(TM), Margin Master(TM) and QBC(R) are trademarks of The Management Network Group, Inc. eRoom(TM) is a trademark of Instinctive Technology, Inc. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                 CAPITALIZATION

     The following table sets forth as of October 2, 1999:

     - our actual capitalization; and

     - our pro forma capitalization as adjusted to reflect the proceeds from the sale of 4,615,000 shares of our common stock offered hereby at an assumed initial public offering price of $13.00 per share and after deducting the underwriting discount and estimated offering expenses and repayment of debt with the net proceeds of this offering.

     The actual information below is qualified by, and should be read in conjunction with, our consolidated financial statements and related notes appearing elsewhere in this prospectus.


                                                                    OCTOBER 2, 1999
                                                              ---------------------------
                                                                              PRO FORMA
                                                                ACTUAL       AS ADJUSTED
                                                              ----------    -------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                         DATA)
Long-term debt, including current portion...................   $ 23,343
Stockholders' equity (deficiency in assets):
  Preferred stock, $0.001 par value; 10,000,000 shares
     authorized, none issued and outstanding, Actual and Pro
     forma as adjusted......................................
  Common stock, $0.001 par value; 50,000,000 shares
     authorized, shares issued and outstanding, at amount
     paid in(1):
     Actual: 22,571,201 shares; and Pro Forma As Adjusted:
      27,186,201 shares(1)..................................         23             28
  Additional paid-in capital................................     26,426         81,216
  Retained earnings (deficit)(2)(3).........................    (33,160)       (33,517)
  Accumulated other comprehensive income -- foreign currency translation
     adjustment.............................................        (10)           (10)
  Unearned compensation.....................................     (5,233)        (4,999)
                                                               --------        -------
          Total stockholders' equity (deficiency in
            assets).........................................    (11,954)        42,718
                                                               --------        -------
          Total capitalization..............................   $ 11,389        $42,718
                                                               ========        =======


-------------------------

(1) The number of shares of common stock outstanding at October 2, 1999 excludes: 1,950,000 shares issuable upon the exercise of options under our 1998 equity incentive plan consisting of: 1,695,250 shares underlying options outstanding at a weighted average exercise price of $1.68 per share, of which 286,667 are exercisable as of October 2, 1999; and 254,750 shares underlying options available for future grants. The number of shares of common stock outstanding also excludes 500,000 shares issuable upon the exercise of a warrant issued to Williams Communications Group in October 1999. The exercise price of this warrant is $2.00 per share.



(2) Pro Forma As Adjusted retained earnings (deficit) reflects $217,000 of charges for deferred financing costs incurred in connection with our February 1998 leveraged recapitalization, which will be eliminated, net of tax effect, in connection with the retirement of our long-term debt from the proceeds of this offering.



(3) Pro Forma As Adjusted retained earnings (deficit) reflects $140,000 of compensation expense, net of tax effect, related to stock options which vest immediately following the completion of this offering.

                                    DILUTION

     Our net tangible book value as of October 2, 1999 was approximately ($13.0) million, or approximately ($.57) per share of common stock. Net tangible book value per share represents the amount of tangible assets less total liabilities, divided by the shares of common stock outstanding as of October 2, 1999.

     Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of 4,615,000 shares of common stock in this offering at an assumed public offering price of $13.00 per share and after deducting the underwriting discount and estimated offering expenses, our pro forma as adjusted net tangible book value as of October 2, 1999 would have been approximately $42.7 million, or $1.57 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.14 per share to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $11.43 per share to purchasers of common stock in this offering.

Initial public offering price per share.....................           $13.00
Net tangible book value per share as of October 2, 1999.....  $(0.57)
  Increase per share attributable to new investors..........    2.14
Pro forma as adjusted net tangible book value per share.....             1.57
                                                                       ------
Dilution per share to new investors.........................           $11.43
                                                                       ======

     The following table sets forth the total consideration paid and the average price per share paid by the existing stockholders and by new investors, before deducting estimated underwriting discounts and commissions and offering expenses payable by us at an assumed public offering price of $13.00 per share.

                                SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                              ---------------------    ----------------------      PRICE
                                NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                              ----------    -------    -----------    -------    ---------
Existing stockholders.......  22,571,201      83.0%    $17,520,000      22.6%     $ 0.78
New investors...............   4,615,000      17.0      59,995,000      77.4       13.00
                              ----------     -----     -----------     -----      ------
          Total.............  27,186,201     100.0%    $77,515,000     100.0%     $ 2.85
                              ==========     =====     ===========     =====      ======


     The foregoing computations exclude 1,695,250 shares of common stock subject to options issued at a weighted average exercise price of $1.68 per share granted under our 1998 equity incentive plan. These computations also exclude 500,000 shares of common stock subject to an outstanding warrant issued to Williams Communications Group at an exercise price of $2.00 per share.


     To the extent these options and the warrant are exercised, there would be additional dilution to investors purchasing shares in this offering.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma condensed consolidated financial data has been prepared by our management from our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. We believe that the accounting treatment used to prepare the pro forma data provides a reasonable basis on which to present this unaudited pro forma condensed consolidated financial data. The unaudited pro forma condensed consolidated statements of operations for fiscal 1998, and the nine months ended October 2, 1999, reflects adjustments as if our leveraged recapitalization (which occurred in February, 1998) and this offering had occurred on January 1, 1998. The unaudited pro forma as adjusted condensed consolidated balance sheet as of October 2, 1999 gives effect to this offering and the use of proceeds as stated in "Use of Proceeds" as if it had occurred on October 2, 1999.

     We are providing the unaudited pro forma condensed consolidated financial data for informational purposes only. The pro forma condensed financial data shown below may not necessarily be indicative of either our financial position or the results of our operations which would have occurred had the recapitalization and this offering actually occurred on the dates described above, nor are they necessarily indicative of the results of operations for any future period. The unaudited pro forma condensed consolidated financial data and accompanying notes should be read in conjunction with our financial statements and the notes to those statements included elsewhere in this prospectus.

                                                                                    FISCAL YEAR 1998
                                                         ----------------------------------------------------------------------
                                                                     ADJUSTMENTS                   ADJUSTMENTS
                                                                    RELATED TO THE       PRO     RELATED TO THIS     PRO FORMA
                                                         ACTUAL    RECAPITALIZATION     FORMA       OFFERING        AS ADJUSTED
                                                         -------   ----------------    -------   ---------------    -----------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
UNAUDITED PRO FORMA CONDENSED
  CONSOLIDATED STATEMENT OF OPERATIONS:
Revenues...............................................  $32,103                       $32,103                        $32,103
  Cost of services:
    Direct cost of services............................   17,411                        17,411                         17,411
    Equity related charges.............................      239                           239                            239
                                                         -------                       -------                        -------
        Total cost of services.........................   17,650                        17,650                         17,650
                                                         -------                       -------                        -------
  Gross profit.........................................   14,453                        14,453                         14,453
  Operating expenses:
    Selling, general and administrative expenses.......    6,158        $(113)(1)        6,045                          6,045
    Equity related charges.............................       22                            22                             22
                                                         -------        -----          -------                        -------
        Total operating expenses.......................    6,180         (113)           6,067                          6,067
                                                         -------        -----          -------                        -------
  Income from operations...............................    8,273          113            8,386                          8,386
  Other income (expense)...............................       88                            88                             88
  Interest income......................................       18                            18                             18
  Interest expense.....................................   (2,054)        (248)(2)       (2,302)      $2,302(3)
                                                         -------        -----          -------       ------           -------
  Income before provision for income taxes and
    extraordinary items................................    6,325         (135)           6,190        2,302             8,492
  Provision for income taxes...........................    3,282          (57)(4)        2,473          924(4)          3,397
                                                                         (752)(5)
                                                         -------        -----          -------       ------           -------
  Net income available to common stockholders..........  $ 3,043        $ 674          $ 3,717       $1,378           $ 5,095
                                                         =======        =====          =======       ======           =======
  Net income per common share
    Basic..............................................  $  0.14                       $  0.17                        $  0.19
                                                         =======                       =======                        =======
    Diluted............................................  $  0.13                       $  0.16                        $  0.18
                                                         =======                       =======                        =======
  Weighted average common shares outstanding(6)
    Basic..............................................   22,500                        22,500                         27,115
                                                         =======                       =======                        =======
    Diluted............................................   22,944                        22,944                         27,559
                                                         =======                       =======                        =======

-------------------------
(see accompanying notes)

                                                               NINE MONTHS ENDED OCTOBER 2, 1999
                                             ---------------------------------------------------------------------
                                                         ADJUSTMENTS                   ADJUSTMENTS
                                                          RELATED TO                  RELATED TO THE    PRO FORMA
                                             ACTUAL    RECAPITALIZATION   PRO FORMA      OFFERING      AS ADJUSTED
                                             -------   ----------------   ---------   --------------   -----------
                                                           (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
UNAUDITED PRO FORMA CONDENSED
  CONSOLIDATED STATEMENT OF OPERATIONS:
Revenues...................................  $36,968                       $36,968                       $36,968
  Cost of services:
    Direct cost of services................   19,178                        19,178                        19,178
    Equity related charges.................    1,778                         1,778                         1,778
                                             -------                       -------                       -------
         Total cost of services............   20,956                        20,956                        20,956
                                             -------                       -------                       -------
  Gross profit.............................   16,012                        16,012                        16,012
  Operating expenses:
    Selling, general and administrative
      expenses.............................    7,479                         7,479                         7,479
    Equity related charges.................      946                           946                           946
                                             -------                       -------                       -------
         Total operating expenses..........    8,425                         8,425                         8,425
                                             -------                       -------                       -------
  Income from operations...................    7,587                         7,587                         7,587
  Other income (expense)...................      (61)                          (61)                          (61)
  Interest income..........................        3                             3                             3
  Interest expense.........................   (1,653)                       (1,653)       $1,653(3)           --
                                             -------                       -------        ------         -------
  Income before provision for income
    taxes..................................    5,876                         5,876         1,653           7,529
  Provision for income taxes...............    2,437                         2,437           661(4)        3,098
                                             -------                       -------        ------         -------
  Net income available to common
    stockholders...........................  $ 3,439                       $ 3,439        $  992         $ 4,431
                                             =======                       =======        ======         =======
  Net income per common share
    Basic..................................  $  0.15                       $  0.15                       $  0.16
                                             =======                       =======                       =======
    Diluted................................  $  0.14                       $  0.14                       $  0.16
                                             =======                       =======                       =======
  Weighted average common shares
    outstanding(6)
    Basic..................................   22,532                        22,532                        27,147
                                             =======                       =======                       =======
    Diluted................................   23,880                        23,880                        28,495
                                             =======                       =======                       =======

-------------------------
(see accompanying notes)

                                                              NINE MONTHS ENDED OCTOBER 3, 1998
                                            ----------------------------------------------------------------------
                                                        ADJUSTMENTS                   ADJUSTMENTS
                                                       RELATED TO THE       PRO     RELATED TO THIS     PRO FORMA
                                            ACTUAL    RECAPITALIZATION     FORMA       OFFERING        AS ADJUSTED
                                            -------   ----------------    -------   ---------------    -----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
  STATEMENT OF OPERATIONS:
Revenues..................................  $21,471                       $21,471                        $21,471
  Cost of services:
    Direct cost of services...............   11,611                        11,611                         11,611
    Equity related charges................       14                            14                             14
                                            -------                       -------                        -------
         Total cost of services...........   11,625                        11,625                         11,625
                                            -------                       -------                        -------
  Gross profit............................    9,846                         9,846                          9,846
  Operating expenses:
    Selling, general and administrative
      expenses............................    4,003        $(113)(1)        3,890                          3,890
    Equity related charges................        1                             1                              1
                                            -------        -----          -------                        -------
         Total operating expenses.........    4,004         (113)           3,891                          3,891
                                            -------        -----          -------                        -------
  Income from operations..................    5,842          113            5,955                          5,955
  Other income (expense)..................       87                            87                             87
  Interest income.........................       17                            17                             17
  Interest expense........................   (1,494)        (248)(2)       (1,742)      $1,742(3)
                                            -------        -----          -------       ------           -------
  Income before provision for income taxes
    and extraordinary item................    4,452         (135)           4,317        1,742             6,059
  Provision for income taxes..............    2,576          (54)(4)        1,726          697(4)          2,423
                                                            (796)(5)
                                            -------        -----          -------       ------           -------
  Net income available to common
    stockholders..........................  $ 1,876        $ 715          $ 2,591       $1,045           $ 3,636
                                            =======        =====          =======       ======           =======
  Net income per common share
    Basic.................................  $  0.08                       $  0.12                        $  0.13
                                            =======                       =======                        =======
    Diluted...............................  $  0.08                       $  0.11                        $  0.13
                                            =======                       =======                        =======
  Weighted average common shares
    outstanding(6)
    Basic.................................   22,500                        22,500                         27,115
                                            =======                       =======                        =======
    Diluted...............................   22,790                        22,790                         27,405
                                            =======                       =======                        =======

-------------------------
(see accompanying notes)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(1) Represents a reduction in compensation currently payable to our Chief Executive Officer as required under his employment agreement entered into in connection with the February 1998 recapitalization, in excess of actual compensation paid during the period from January 1, 1998 through February 12, 1998.

(2) The interest and amortization expense pro forma adjustment relating to the recapitalization is as follows:

                                                                                   NINE MONTHS ENDED
                                                                           ----------------------------------
                                                            FISCAL 1998    OCTOBER 3, 1998    OCTOBER 2, 1999
                                                            -----------    ---------------    ---------------
                                                                             (IN THOUSANDS)
    Interest expense relating to the bank term loans using
      an assumed interest rate of 7.9% per annum for the
      term loan that has $11.4 million outstanding and
      8.6% per annum for the other term loan..............     $231             $231                $--
    Interest expense relating to the revolving credit
    facility using an assumed interest rate of 8.4% per
    annum.................................................        5                5                --
    Amortization of deferred financing costs relating to
      borrowings under the term loans.....................       12               12                --
                                                               ----             ----                --
                                                               $248             $248                $--
                                                               ====             ====                ==

(3) Represents the elimination of interest and amortization expense due to the repayment of such debt with the proceeds of this offering as follows:

                                                                                   NINE MONTHS ENDED
                                                                           ----------------------------------
                                                            FISCAL 1998    OCTOBER 3, 1998    OCTOBER 2, 1999
                                                            -----------    ---------------    ---------------
                                                                             (IN THOUSANDS)
    Elimination of interest expense relating to repayment
      of approximately $23.0 million in term loans........    $2,043           $1,589             $1,481
    Elimination of interest expense relating to repayment
    of revolving credit facility..........................       141               64                 86
    Elimination of deferred financing cost amortization...       118               89                 86
                                                              ------           ------             ------
                                                              $2,302           $1,742             $1,653
                                                              ======           ======             ======

(4) Represents adjustment for the tax effect of notes (1), (2) and (3), as applicable, at an effective rate of 40.0%.

(5) We were a subchapter "S" corporation before closing of the February 1998 recapitalization. The pro forma income statement information reflects adjustments to historical net income as if we had not elected subchapter "S" corporation status for federal and state income tax purposes and reflects the income tax effect of the pro forma adjustments related to the February 1998 recapitalization and this offering assuming an effective tax rate of 40.0%.

(6) Pro forma as adjusted weighted average shares outstanding assumes that the offering occurred at the beginning of the period and the issuance of 4,615,000 shares of common stock issuable in this offering were outstanding at January 1, 1998.

                                                                      OCTOBER 2, 1999
                                                         ------------------------------------------
                                                                       ADJUSTMENTS
                                                                     RELATED TO THIS     PRO FORMA
                                                          ACTUAL        OFFERING        AS ADJUSTED
                                                         --------    ---------------    -----------
                                                                       (IN THOUSANDS)
Unaudited Pro Forma Condensed
  Consolidated Balance Sheet Data:
ASSETS
CURRENT ASSETS:
Cash...................................................  $  1,461       $ 54,795(1)      $ 32,913
                                                                         (23,343)(2)
Receivables:
  Accounts receivable..................................     7,624                           7,624
  Accounts receivable -- unbilled......................     5,232                           5,232
                                                         --------       --------         --------
                                                           12,856                          12,856
  Less: allowance for doubtful accounts................      (302)                           (302)
                                                         --------       --------         --------
                                                           12,554                          12,554
Other assets...........................................       600           (527)(1)           73
                                                         --------       --------         --------
          Total current assets.........................    14,615         30,925           45,540
DEFERRED FINANCING COSTS, net..........................       361           (361)(3)           --
PROPERTY AND EQUIPMENT, net............................       721                             721
DEFERRED TAX ASSET.....................................       666             94(4)           760
                                                         --------       --------         --------
          TOTAL ASSETS.................................  $ 16,363       $ 30,658         $ 47,021
                                                         ========       ========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY IN
  ASSETS)
CURRENT LIABILITIES:
  Long-term debt -- current portion....................  $  2,688       $ (2,688)(2)           --
  Bank overdraft.......................................       436                        $    436
  Trade accounts payable...............................     1,073                           1,073
  Accrued payroll, bonuses and related expenses........     2,012                           2,012
  Accrued interest payable.............................       217                             217
  Other accrued liabilities............................     1,076           (527)(1)          549
  Income tax payable...................................       127           (144)(3)          (17)
  Deferred taxes.......................................        33                              33
                                                         --------       --------         --------
          Total current liabilities....................     7,662         (3,359)           4,303
LONG-TERM DEBT.........................................    20,655        (20,655)(2)
STOCKHOLDERS' EQUITY (DEFICIENCY IN ASSETS):
  Common stock.........................................        23              5(1)            28
  Additional paid-in capital...........................    26,426         54,790(1)        81,216
  Retained earnings (deficit)..........................   (33,160)          (217)(3)      (33,517)
                                                                            (140)(4)
  Accumulated other comprehensive income --
     Foreign currency translation and adjustment.......       (10)                            (10)
  Unearned compensation................................    (5,233)           234(4)        (4,999)
                                                         --------       --------         --------
Total stockholders' equity (deficiency in assets)......   (11,954)        54,672           42,718
                                                         --------       --------         --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
            (DEFICIENCY IN ASSETS).....................  $ 16,363       $ 30,658         $ 47,021
                                                         ========       ========         ========


Notes to unaudited pro forma condensed consolidated balance sheet.

(1) Represents the issuance of 4,615,000 shares of common stock in connection with this offering at an assumed initial public offering price of $13.00 per share, less the underwriting discount and estimated offering expenses.

(2) Represents the application of the net proceeds of this offering to repay the outstanding balances of the term loans and revolving credit facility.

(3) Represents deferred financing costs associated with the term loans which will be charged against income upon the completion of this offering, net of tax effect.

(4) Represents compensation expense related to stock options which vest immediately following the completion of this offering, net of tax effect.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the nine months ended October 2, 1999, are derived from our unaudited financial statements and the notes to those statements included elsewhere in this prospectus. In the opinion of our management, our unaudited financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of only normal recurring adjustments, and adjustments necessary to record the recapitalization discussed in note 1 to our consolidated financial statements included elsewhere in this prospectus, necessary for a fair presentation of our financial condition and results of operations for such periods. The selected financial data at December 31, 1995 has been derived from our unaudited financial statements, which are not included in this prospectus. The selected financial data at December 31, 1996, and for fiscal 1995, have been derived from our audited financial statements and the notes to those statements which are not included in this prospectus. The selected financial data at December 31, 1997 and January 2, 1999 and for each of fiscal years 1996, 1997 and 1998 have been derived from our audited financial statements and the notes to those statements included elsewhere in this prospectus. The selected financial data should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited financial statements and the notes to those statements and the other financial data included elsewhere in this prospectus.


                                                                           FISCAL YEAR                    NINE MONTHS ENDED
                                                              --------------------------------------   -----------------------
                                                                                                       OCTOBER 3,   OCTOBER 2,
                                                               1995      1996      1997       1998        1998         1999
                                                              -------   -------   -------   --------   ----------   ----------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA(1):
Revenues....................................................  $ 7,299   $17,279   $20,184   $ 32,103    $ 21,471     $ 36,968
Cost of services:
  Direct cost of services...................................    4,303     9,648    11,384     17,411      11,611       19,178
  Equity related charges....................................                                     239          14        1,778
                                                              -------   -------   -------   --------    --------     --------
        Total cost of services..............................    4,303     9,648    11,384     17,650      11,625       20,956
                                                              -------   -------   -------   --------    --------     --------
Gross profit................................................    2,996     7,631     8,800     14,453       9,846       16,012
Operating expenses:
  Selling, general and administrative expenses..............    1,242     2,798     3,280      6,158       4,003        7,479
  Equity related charges....................................                                      22           1          946
                                                              -------   -------   -------   --------    --------     --------
        Total operating expenses............................    1,242     2,798     3,280      6,180       4,004        8,425
                                                              -------   -------   -------   --------    --------     --------
Income from operations......................................    1,754     4,833     5,520      8,273       5,842        7,587
Other income (expense):
  Interest income...........................................        6        16         6         18          17            3
  Interest expense..........................................       (2)     (136)      (30)    (2,054)     (1,494)      (1,653)
  Other, net................................................                            8         88          87          (61)
                                                              -------   -------   -------   --------    --------     --------
Total other income (expense)................................        4      (120)      (16)    (1,948)     (1,390)      (1,711)
Income before provision for income taxes....................    1,758     4,713     5,504      6,325       4,452        5,876
Provision for income taxes..................................                                   3,282       2,576        2,437
                                                              -------   -------   -------   --------    --------     --------
Net income available to common stockholders.................  $ 1,758   $ 4,713   $ 5,504   $  3,043    $  1,876     $  3,439
                                                              =======   =======   =======   ========    ========     ========
Net income per common share
    Basic...................................................  $  0.08   $  0.21   $  0.24   $   0.14    $   0.08     $   0.15
                                                              =======   =======   =======   ========    ========     ========
    Diluted.................................................  $  0.08   $  0.21   $  0.24   $   0.13    $   0.08     $   0.14
                                                              =======   =======   =======   ========    ========     ========
Weighted average common shares outstanding
    Basic...................................................   22,500    22,500    22,500     22,500      22,500       22,532
    Diluted.................................................   22,500    22,500    22,500     22,944      22,790       23,880
Pro forma provision for income taxes(2).....................  $   703   $ 1,885   $ 2,202   $  2,530    $  1,780
                                                              =======   =======   =======   ========    ========
Pro forma net income........................................  $ 1,055   $ 2,828   $ 3,302   $  3,795    $  2,670
                                                              =======   =======   =======   ========    ========
"S" corporation distributions...............................  $ 1,450   $ 6,095   $ 2,600   $  4,664    $  4,664
                                                              =======   =======   =======   ========    ========
CONSOLIDATED BALANCE SHEET DATA(1):
Net working capital.........................................  $ 2,809   $ 1,744   $ 4,689   $  6,025    $  3,256     $  6,953
Total assets................................................    3,443     4,121     5,483     11,006      11,306       16,363
Total debt (including current debt).........................                                  26,017      25,919       23,343
Total Stockholders' Equity (Deficiency in assets)...........  $ 2,809   $ 1,743   $ 4,709   $(18,271)   $(19,592)    $(11,954)


-------------------------
(1) Selected financial data for 1994 has been omitted because our records from which the selected data could be created were destroyed in a disaster and cannot be recreated.

(2) Before February 12, 1998, we were a subchapter "S" corporation and, accordingly, federal and state income taxes were paid at the stockholder level only. Upon consummation of the February 1998 leveraged recapitalization, we terminated our subchapter "S" corporation status and, accordingly became subject to federal and state income taxes. The pro forma income statement information reflects adjustments to historical net income as if we had not elected subchapter "S" corporation status for federal and state income tax purposes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with our consolidated financial statements and related notes appearing at the end of this prospectus.

OVERVIEW

     We are a global management consulting firm that specializes in serving the telecommunications industry. We provide comprehensive services that enable our clients to meet the challenges of today's competitive and dynamic telecommunications environment, including the growing demand for Internet infrastructure and e-business solutions. Our clients include communications service providers, technology companies and the investment firms that support the telecommunications industry. We capitalize on our industry expertise and proprietary methodologies to provide strategic, management and operational support to our clients.


     From 1995 through 1998, our revenues grew at a compounded annual growth rate of 63.8%. Revenue for the nine months ended October 2, 1999 increased by 72.2% over the nine months ended October 3, 1998. The principal factors driving revenue growth have been increased competition in the telecommunications industry resulting from deregulation, new technology and convergence of voice and data services. The combined factors create new opportunities and challenges for telecommunications companies, resulting in a need for independent expertise by both incumbent carriers and new market entrants alike.


     Beginning with fiscal year 1998, we switched to a four week -- four week -- five week quarterly accounting system in which each quarter is 13 weeks and ends on a Saturday. As a result of this change, our fiscal year end changed from being December 31 to being the Saturday which is 13 weeks from the end of the third fiscal quarter. Our 1998 fiscal year therefore ended on January 2, 1999. The words "fiscal year" in this prospectus refer to the fiscal year most closely coinciding with the related calendar year. When we refer to the "nine month period for 1998" and the "nine month period for 1999" in this prospectus, we mean the nine month period ending on October 3, 1998 and October 2, 1999, respectively.

     Sources of Revenue and Revenue Recognition Policy. Our revenues consist of consulting fees for professional services and related expense reimbursements. Substantially all of our consulting services are contracted on a time and materials basis not to exceed a negotiated contract price. We recognize substantially all revenues in the period in which the service is performed. We generally begin a client relationship with a short-term engagement utilizing a few consultants. Our sales strategy focuses on building long-term relationships with both new and existing clients to gain additional engagements within existing accounts and referrals for new clients. We also use strategic alliances with other companies to sell our services and anticipate that we will continue to do so in the future. Because we are a consulting company, we experience fluctuations in revenues derived from our clients during the course of a project lifecycle. As a result, the volume of work performed for specific clients varies from period to period and a major client from one period may not use our services in another period. In addition, our clients generally may end their engagements with little or no penalty or notice. If a client engagement ends earlier than we expect, we must re-deploy professional service personnel as any resulting unbillable time could harm our margins.

     Through fiscal year 1998, most of our engagements were in North America. We have experienced growth in our international consulting engagements, primarily in Europe. International revenues during the first nine months of fiscal year 1999 grew to 26.7% of total revenue from 16.4% in the comparable period of the prior year. We expect that international revenues will continue to represent an increasing percentage of total revenues. Our knowledge and focus on trends impacting markets abroad enable us to provide the expert advice needed by international clients competing in newly deregulated markets and by U.S. companies seeking to expand their global reach. We continue to expand our geographic presence in key locations based on industry demand and our clients' needs and opportunities.

     We are planning to introduce our TMNG.com services, which will be directed at assisting communications service providers in building the infrastructure to support e-business. We are recruiting additional consultants to support this business and designing our proprietary methodologies to focus on e-business, including our TMNG e-Lexicon. While we expect to incur substantial costs in connection with the development of TMNG.com, we also expect that a significant portion of our long-term service revenues will be attributable to our TMNG.com service offerings. Should these revenues fall short of our expectations for any reason, our margins could be harmed.

     Customer concentration. While we have a large number of customers, we also depend on a few key customers for a significant portion of our revenues. In fiscal year 1998, 42.5% of our revenues came from Williams Communications Group, Bell Atlantic and e.spire Communications, with services to each accounting for more than ten percent of our revenues. For the first nine months of fiscal year 1999, 54.7% of our revenues came from Williams Communications Group and diAx with each accounting for more than ten percent of our revenues. We generally negotiate discounted pricing for large projects with long-term customers. Because our clients typically engage our services on a project basis, their needs for our services vary substantially from period to period. While we are seeking to diversify our customer base and expand the portion of our revenues which is derived from service through various channels, we anticipate that our operating results will continue to depend on volume services to a relatively small number of communication service providers and technology vendors.


     Cost of Services. Cost of services consists primarily of fees paid to independent contractors and client-related compensation for consultants who are employees as well as equity related non-cash charges we incur in connection with the grants of equity securities primarily to consultants. Employee compensation includes certain unbillable time, training, vacation time, benefits and payroll taxes. Our annual gross margins have ranged from 41.0% to 45.0% during the period from 1995 to 1998. Margins are primarily impacted by:


     - the type of consulting services provided;

     - the size of service contracts and negotiated volume discounts;

     - changes in our pricing policies and those of our competitors;

     - utilization rates of consultants and independent contractors; and

     - employee and independent contractor costs associated with a competitive labor market.

     In addition, gross margins may be impacted by a change we are beginning to implement in our consultants' status. Currently, the majority of our consulting engagements are staffed by independent contractors. To improve our ability to attract and retain personnel, we plan to offer certain current consultants either regular full-time employment or contingent employment. Contingent employees are eligible for stock options and generally receive company-paid medical insurance, vacation and other employee benefits. However, instead of receiving a regular salary, contingent employees will be compensated only for time spent serving on consulting projects for customers or requested assistance on internal projects, including updating our toolsets. We believe our contingent employment model is unique and provides our consultants with employee benefits, greater flexibility for personal time and organizational support while providing us greater flexibility in managing utilization rates than if we hired these consultants as full-time employees. In addition, as we increase the full-time employee portion of our consultant base, it becomes increasingly important for us to manage utilization rates. If we are unable to manage utilization rates, our gross margins may be negatively impacted because of the additional fixed costs associated with full-time employees.

     Operating Expenses. Operating expenses include selling, general and administrative expenses as well as equity related non-cash charges we incur in connection with the grants of equity security primarily to partners, principals and certain senior executives. Sales and marketing expenses consist primarily of personnel and related costs for our direct client marketing efforts and marketing staff. We primarily use a relationship sales model in which our partners, principals and consultants generate revenues. We take these revenue generating activities into account when determining these individuals' quarterly bonus compensation, which is generally recorded as sales and marketing expenses. Other expenditures include costs associated with marketing materials, trade shows and advertising. To increase market awareness of our company, we intend to continue to expand our direct and indirect sales efforts substantially, both domestically and internationally. We will continue investment in sales and marketing by adding to our senior executive team to support targeted marketing programs, promoting recognition of our senior executives through published articles and trade show presentations, and advertisement of new service offerings, including a substantial portion for TMNG.com. We expect our sales and marketing expenses to increase in the future.

     General and administrative expenses consist primarily of salaries for employees engaged primarily in executive and support functions as well as expenses for corporate infrastructure. We plan to maintain our flexibility in hiring a mix of full time employees, full time contingent employees and independent subject matter experts to help us manage costs. We do not expect to invest heavily in facilities because we plan to link our consultants by electronic communication, enabling our consultants to work off-site using internet communication capabilities known as our eRooms. We are also investing heavily in updating our toolsets and developing new ones. A substantial portion of our recruiting and toolset development expenses will be incurred in connection with the development of our TMNG.com service line. Our development expenditures are expensed when incurred. We expect our selling, general and administrative expenses to increase in absolute dollars and as a percentage of revenues, due in part to the expenses we expect to incur in connection with the development of TMNG.com.


     Equity related charges. In connection with the grant of certain stock options to employees during the nine month period ended October 2, 1999 and fiscal year ended 1998, we recorded unearned compensation of $6.1 million and $305,000, respectively, representing the difference between the deemed value of common stock for accounting purposes and the exercise price of these options at the date of grant. Unearned compensation is presented as a reduction of stockholders' equity (deficit) and is amortized over the vesting period of the applicable options. We expensed $1.2 million of unearned compensation during the nine month period ended October 2, 1999. In addition, $261,000 and $1.1 million of compensation expense was recorded for stock options granted to independent contractors and other non-employees during fiscal year ended 1998 and the nine month period ended October 2, 1999. Compensation expense of $441,000 for employee stock bonus awards was also recorded during the nine months ended October 2, 1999. This employee and non-employee compensation expense relates to stock options awarded to individuals providing consulting service and operating activities. In connection with the issuance to Williams Communications Group of a warrant to purchase 500,000 shares of our common stock in October 1999, we expect to recognize approximately $5.2 million as future equity related charges in operations. This amount represents the difference between the deemed value of the common stock, issuable upon exercise of the warrant, and the exercise price of the warrant at the date of grant.


     Recapitalization. From our inception through February 12, 1998, the date of our leveraged recapitalization, our pre-recapitalization stockholders, Richard
P. Nespola, Micky K. Woo, Alan H. Staples and Ralph R. Peck conducted operations through several loosely affiliated entities. On February 12, 1998, we effected a leveraged recapitalization with Behrman Capital II, L.P. and affiliated venture funds in which the Behrman Capital funds acquired shares of common stock for $20.0 million. At that time, we also borrowed $24.0 million in term loans and obtained a $5.0 million revolving credit facility from Chase Manhattan Bank and a syndicate of lenders established by Chase Manhattan Bank. The proceeds from the investment by Behrman Capital and the term loans were used principally to fund the redemption of approximately 60% of the common stock owned by Messrs. Nespola, Woo, Peck and Staples for an aggregate redemption price of approximately $38.7 million. In connection with the recapitalization, we made distributions to the stockholders of approximately $4.7 million, representing accumulated equity in our company and resulting in negative stockholders' equity of $21.6 million. We accounted for the transaction using the leveraged recapitalization accounting convention. As a result of the recapitalization, we incurred non-recurring recapitalization costs totaling approximately $3.1 million related to offering costs.


     Prior to the recapitalization, we compensated Messrs. Woo, Peck and Staples for oversight and strategic advice principally through management fees paid to affiliates owned by them, along with fees for independent contractor services provided to our clients through these affiliated entities. At the time of the recapitalization, we ceased making payments of management fees and entered into an employment agreement with each of Messrs. Nespola, Woo, Peck and Staples.

     From 1993 through February 12, 1998, we elected to be treated as a subchapter "S" corporation for tax purposes. During that period, all of our outstanding common stock was owned by Messrs. Nespola, Woo, Peck and Staples. Upon consummation of the recapitalization, we terminated our subchapter "S" corporation election and became obligated to pay federal and state income taxes as a subchapter "C" corporation. We estimate our effective income tax rate will be approximately 40% of taxable income in fiscal year 1999.

RESULTS OF OPERATIONS

     The following table sets forth financial data for the fiscal years indicated as a percentage of revenues:

                                                             PERCENTAGE OF REVENUES
                                               ---------------------------------------------------
                                                                             NINE MONTHS ENDED
                                                  FISCAL YEAR ENDED       ------------------------
                                               -----------------------    OCTOBER 3,    OCTOBER 2,
                                               1996     1997     1998        1998          1999
                                               -----    -----    -----    ----------    ----------
                                                                                (UNAUDITED)
Revenues.....................................  100.0%   100.0%   100.0%     100.0%        100.0%
Cost of services:
  Direct cost of services....................   55.8     56.4     54.2       54.1          51.9
  Equity related charges.....................                      0.7        0.0           4.8
                                               -----    -----    -----      -----         -----
     Total cost of services..................   55.8     56.4     54.9       54.1          56.7
Gross margin.................................   44.2     43.6     45.1       45.9          43.3
                                               -----    -----    -----      -----         -----
Operating expenses:
  Selling, general and administrative
     expenses................................   16.2     16.3     19.2       18.7          20.2
  Equity related charges.....................                      0.1        0.0           2.6
                                               -----    -----    -----      -----         -----
     Total operating expenses................   16.2     16.3     19.3       18.7          22.8
Income from operations.......................   28.0     27.3     25.8       27.2          20.5
Other income (expense):
  Interest income............................    0.1                          0.1           0.0
  Interest expense...........................   (0.8)             (6.4)      (7.0)         (4.4)
  Other expenses, net........................                      0.3        0.4          (0.2)
                                               -----    -----    -----      -----         -----
Income before income taxes...................   27.3     27.3     19.7       20.7          15.9
                                               -----    -----    -----      -----         -----
Provisions for income tax....................                     10.2       12.0           6.6
                                               -----    -----    -----      -----         -----
  Net income.................................   27.3%    27.3%     9.5%       8.7%          9.3%
                                               =====    =====    =====      =====         =====

COMPARISON OF NINE MONTHS ENDED OCTOBER 2, 1999 AND OCTOBER 3, 1998

     Revenues. Revenues increased 72.2% to $37.0 million for the nine month period for 1999 from $21.5 million for the nine month period for 1998. The increase was primarily attributable to a net increase in consulting services. The increase in consulting services was due primarily to a significant increase in services provided to a major customer, which was offset in part by negotiated volume discounts. Revenues for the first nine months of 1999 included revenues from services provided to one large customer, which accounted for 41.1% of our revenues during that period. Our international revenue expanded to 26.7% of revenues in the nine month period for 1999 compared to 16.4% for the nine month period for 1998, primarily due to an increase in European business.

     Cost of Services

     Direct Cost of Services. Direct cost of services increased to $19.2 million for the nine month period for 1999 from $11.6 million for the nine month period for 1998. Direct cost of services as a percent of revenue decreased from 54.1% for the nine month period for 1998 to 51.9% for the nine month period for 1999. Direct gross margins improved because our consultant mix changed to include more employees in fiscal year 1999 compared to fiscal year 1998. A greater portion of full-time employees at a relatively constant utilization rate tends to improve gross margins because of their overall lower fixed salary compared to the higher variable costs we pay our independent contractors. The margin improvement provided by increasing the full-time employee base was slightly offset by discounted customer pricing associated with large engagements.

     Equity Related Charges. We recorded non-cash stock based compensation charges of $1.8 million and $14,000 in the nine month periods for 1999 and 1998, respectively, in connection with the issuance of stock options to our employees and non-employee consultants. These charges reduced gross margin by 4.8% in 1999.

     Operating Expenses

     Selling, General and Administrative Expense. Selling, general and administrative expenses increased to $7.5 million for the nine month period for 1999 from $4.0 million for the nine month period for 1998. Selling, general and administrative expense as a percentage of revenue increased to 20.2% for the nine month period for 1999 from 18.7% for the nine month period for 1998. We incurred an increase in marketing costs primarily as a result of an increase in sales bonuses associated with implementation of a revised incentive program for our consultants and increased revenues for the nine month period for 1999. We incurred an increase in selling, general and administrative expense primarily due to the personnel and facility costs associated with opening a new corporate office in the third quarter of fiscal year 1998 and increased administrative staffing to manage and support the growth of the organization. We also hired managing directors to lead our European and Canadian subsidiaries at the beginning of fiscal year 1999. In addition, we established reserves of $160,000 for a potential claim brought against us by a trustee in bankruptcy for a former client.

     Equity Related Charges. We recorded non-cash stock based compensation charges of $946,000 and $1,000 in the nine month period for 1999 and 1998, respectively, in connection with the issuance of stock options to our partners, principals and certain senior executives and non-employee directors. These charges increased operating expenses as a percentage of revenue by 2.6%.

     Interest Expense. Interest expense increased to $1.7 million for the nine month period for 1999, compared to $1.5 million for the nine month period for 1998. Interest expense primarily relates to $24.0 million of borrowings under our term loans incurred in connection with our recapitalization in February 1998 and borrowings on our revolving credit facility. The increase in interest expense was due to nine months of expense incurred for the nine month period for 1999 compared to eight months of expense for the nine month period for 1998.

     Other (Income) Expense. Other income for the nine month period for 1998 primarily represents the recovery of $92,000 related to an employee advance previously reserved.

     Income Taxes. Provision for income taxes for the nine month period for 1999 as a percentage of pretax income was 41.5% compared to 57.9% for the nine month period for 1998. The 57.9% effective tax rate for the nine month period 1998 exceeded the statutory federal income tax rate primarily due to the establishment of net deferred taxes upon conversion to a "C" corporation on February 12, 1998 in connection with the leveraged recapitalization and state income taxes. These increases in income tax expense were partially reduced by the exclusion of net income prior to February 12, 1998, representing "S" corporation net income. Prior to the conversion to a "C" corporation on February 12, 1998, we did not report tax expense as an "S" corporation.

COMPARISON OF FISCAL YEARS 1998 AND 1997

     Revenues. Revenues increased 59.1% to $32.1 million in fiscal year 1998 from $20.2 million in fiscal year 1997. The increase in revenues was due primarily to the commencement of several major new engagements during 1998. Higher billing rates, which resulted from a reduction in volume discounts in fiscal 1998 as compared to fiscal 1997, also contributed to the increase. The revenues in fiscal year 1997 included revenues from services provided to one large customer, which accounted for 39.3% of revenues in that year, at a negotiated volume discount. International revenues in fiscal year 1998 were 16.2% of revenues, primarily from Canada, and in fiscal year 1997 were 0.8% of revenues.

     Cost of Services

     Direct Cost of Services. Direct cost of services increased to $17.4 million in fiscal year 1998 from $11.4 million in fiscal year 1997. As a percentage of revenues, direct cost of services decreased to 54.2% in fiscal year 1998 from 56.4% in fiscal year 1997. The gross margin improvement resulted primarily from a reduction in business from our two largest customers in fiscal year 1997 at negotiated volume discounts. In addition, our gross margins improved because our consultant mix changed to include more employees in fiscal year 1998 compared to fiscal year 1997.

     Equity Related Charges. We recorded $239,000 non-cash stock based compensation charges in fiscal year 1998 in connection with the issuance of stock options to our consultants. These charges reduced gross margin in this period by 0.7%.

     Operating Expenses

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 87.7% to $6.2 million in fiscal year 1998 from $3.3 million in fiscal year 1997. As a percentage of revenues, selling, general and administrative expenses increased to 19.2% in fiscal year 1998 from 16.3% in fiscal year 1997. Employee costs increased in fiscal year 1998 due to the larger role our principals had in generating sales and the compensation expense associated with those responsibilities. In addition, expenses increased in fiscal year 1998 due to infrastructure investment. We opened our new corporate office in September 1998, and hired five management and administrative employees late in the year. We installed management information systems in 1998, including our financial reporting and project costing systems. In fiscal year 1998, we enhanced our marketing materials, expanded our marketing efforts in Europe and promoted our brand. We also expanded efforts to enhance our TMNG Lexicon and TMNG CLEC Planner toolsets in fiscal year 1998.

     Interest Expense. Interest expense increased to $2.1 million in fiscal year 1998 from $30,000 in fiscal year 1997. Interest expense in fiscal year 1998 related primarily to two term loans in an aggregate principal amount of $24.0 million entered into in connection with our leveraged recapitalization. In fiscal year 1997, interest expense related to notes payable to several of our stockholders.

     Other (Income) Expense. Other income in the fiscal year 1998 primarily represents the recovery of $92,000 related to an employee advance previously reserved in fiscal year 1997.

     Income Taxes. Provision for income taxes was $3.3 million in fiscal year 1998. The 51.9% effective tax rate in fiscal year 1998 exceeded the statutory federal income tax rate primarily due to the establishment of net deferred taxes upon conversion to a subchapter "C" corporation, and state income taxes. These increases in provision for income taxes were partially reduced by the exclusion of net income prior to February 12, 1998, representing "S" corporation net income. Prior to the conversion to a "C" corporation on February 12, 1998, we did not report tax expense as an "S" corporation.

     Net Income. Net income decreased to $3.0 million in fiscal year 1998 from $5.5 million in fiscal year 1997. In 1997, the Company was a subchapter "S" corporation and did not report tax expense. Income before provision for income taxes increased to $6.3 million in fiscal 1998 from $5.5 million in fiscal year 1997.

COMPARISON OF FISCAL YEARS 1997 AND 1996

     Revenues. Revenues increased 16.8% to $20.2 million in fiscal year 1997 from $17.3 million in fiscal year 1996, resulting from a net increase in consulting services offset in part by a volume discount negotiated by a large customer in fiscal year 1997, which customer represented 39.3% of revenues.

     Cost of Services. Cost of services increased to $11.4 million in fiscal year 1997 from $9.6 million in fiscal year 1996. As a percentage of sales, cost of services was 56.4% and 55.8% in fiscal years 1997 and 1996, respectively. Gross margins decreased in fiscal year 1997 compared to fiscal year 1996 due primarily to negotiated volume discounts provided to one large customer in fiscal year 1997.

     Operating Expenses

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $3.3 million in fiscal year 1997 from $2.8 million in fiscal year 1996. As a percentage of revenues, selling, general and administrative expenses increased to 16.3% in fiscal year 1997 from 16.2% in 1996. Selling, general and administrative expenses remained relatively constant as there were no significant changes in operations with the exception of increased marketing activities.

     Interest Expense. Interest expense decreased to $30,000 in fiscal year 1997 from $136,000 in fiscal year 1996. The decrease in interest expense resulted from the payment of notes payable to stockholders.

SELECTED UNAUDITED HISTORICAL QUARTERLY FINANCIAL DATA

     The following tables set forth certain unaudited consolidated statements of operations data for the seven quarters ended October 2, 1999, as well as the percentage of revenues represented by each item. These data have been derived from unaudited interim consolidated financial statements prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, considered necessary for a full presentation of such information when read in conjunction with the consolidated financial statements and notes appearing elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                           QUARTER ENDED
                           ------------------------------------------------------------------------------
                           APRIL 4,   JULY 4,   OCTOBER 3,   JANUARY 2,   APRIL 3,   JULY 3,   OCTOBER 2,
                             1998      1998        1998         1999        1999      1999        1999
                           --------   -------   ----------   ----------   --------   -------   ----------
Revenues.................   $6,154    $6,878      $8,439      $10,632     $11,433    $12,423    $13,112
                            ======    ======      ======      =======     =======    =======    =======
Cost of services:
  Direct cost of
     services............    3,413     3,583       4,615        5,800       5,937      6,440      6,801
  Equity related
     charges.............                             14          225         507        449        822
                            ------    ------      ------      -------     -------    -------    -------
          Total cost of
            services.....    3,413     3,583       4,629        6,025       6,444      6,889      7,623
  Gross profit...........    2,741     3,295       3,810        4,607       4,989      5,534      5,489
Operating expenses:
  Selling general and
     administrative
     expenses............    1,014     1,386       1,603        2,155       2,428      2,458      2,593
  Equity related
     charges.............                              1           21         170        400        376
                            ------    ------      ------      -------     -------    -------    -------
          Total operating
            expenses.....    1,014     1,386       1,604        2,176       2,598      2,858      2,969
                            ------    ------      ------      -------     -------    -------    -------
Income from operations...   $1,727    $1,909      $2,206      $ 2,431     $ 2,391    $ 2,676    $ 2,520
                            ======    ======      ======      =======     =======    =======    =======
Revenues.................    100.0%    100.0%      100.0%       100.0%      100.0%     100.0%     100.0%
Cost of services:
  Direct cost of
     services............     55.5      52.1        54.7         54.6        51.9       51.8       51.9
  Equity related
     charges.............                             .2          2.1         4.4        3.7        6.3
                            ------    ------      ------      -------     -------    -------    -------
          Total cost of
            services.....     55.5      52.1        54.9         56.7        56.3       55.5       58.2
                            ------    ------      ------      -------     -------    -------    -------
Gross margins............     44.5      47.9        45.1         43.3        43.7       44.5       41.8
Operating expenses
  Selling, general and
     administrative
     expenses............     16.4      20.1        19.0         20.2        21.2       19.8       19.8
  Equity related
     charges.............                                          .2         1.5        3.2        2.8
                            ------    ------      ------      -------     -------    -------    -------
          Total operating
            expenses.....     16.4      20.1        19.0         20.4        22.7       23.0       22.6
                            ------    ------      ------      -------     -------    -------    -------
Income from operations...     28.1%     27.8%       26.1%        22.9%       21.0%      21.5%      19.2%
                            ======    ======      ======      =======     =======    =======    =======

     In the past, we have experienced seasonal fluctuations in revenue in the fourth quarter due primarily to the fewer number of business days because of the holiday periods occurring in that quarter. We may in the future experience fluctuations in revenue in the fourth quarter as well as summer and other vacation periods as we expand internationally.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically funded our business through cash provided by operations. The principal use of cash subsequent to the leveraged recapitalization was debt service incurred in connection with the leveraged recapitalization. Prior to the leveraged recapitalization, the principal use of cash was to fund distribution of earnings to our stockholders. At October 2, 1999, we had cash of approximately 1.5 million. Although we believe that the net proceeds of this offering together with cash generated from operations will be sufficient to meet our anticipated cash requirements, including scheduled debt repayments and anticipated capital expenditures, for at least the next 12 months, we may in the future require additional funds to meet our cash requirements and successfully execute on our business model beyond that 12-month period. We may be required to raise additional funds through sales of equity or debt securities or seek additional financing from financial institutions. We cannot assure you that that financing will be available to us on favorable terms or, if obtained, will be sufficient for our needs.

     Cash provided by operating activities for the nine month period for 1999 and 1998 and for the fiscal years ended 1998, 1997 and 1996 was approximately $3.0 million, $1.6 million, $2.0 million, $4.3 million and $4.3 million, respectively. Cash provided by operating activities for the nine month period for 1999 was generated primarily by net income, as adjusted primarily by increases in deferred tax assets and receivables aggregating $4.7 million, offset by an increase in accrued liabilities of $2.0 million and stock option and bonus share compensation of $2.7 million.

     Cash provided by operating activities for the nine month period for 1998 was generated by net income and increases in accounts payable, accrued liabilities, deferred tax liabilities and income taxes payable aggregating $4.3 million, adjusted primarily by increases in accounts receivable of $4.6 million. Cash provided by operating activities in fiscal year 1998 was generated by net income and an increase in accounts payable and accrued liabilities of $1.8 million, adjusted primarily by an increase in accounts receivable of $3.9 million. Cash provided by operating activities in fiscal year 1997 was generated by net income as adjusted by an increase in accounts receivable of $1.4 million. Cash provided by operating activities in fiscal year 1996 was generated by net income, adjusted primarily by an increase in accounts receivable of $700,000.

     Cash used in investing activities for the nine month period for 1999 and 1998 and for fiscal year 1998 was $400,000, $300,000, and $500,000, respectively. Cash was used for the purchase of property and equipment, and we expect to continue to invest in fixtures and equipment in the ordinary course of business, including expenditures in connection with the purchase of sales and staff tracking software and the upgrading of computer equipment and networking infrastructure.

     Cash used in financing activities for the nine month period for 1999 and 1998 and for the fiscal years 1998, 1997 and 1996 was $2.1 million, $1.0 million, $800,000, $4.3 million, and $4.3 million, respectively. Cash used in financing activities for the nine month period for 1999 was due primarily to the repayment of long-term debt and net repayments of borrowing under the credit facility aggregating $2.7 million. Cash used in financing activities for the nine month period for 1998 and fiscal year 1998 was due primarily to the impact of net borrowings of $25.9 million in connection with the leveraged recapitalization and net issuance and redemption of common stock of $21.8 million, an increase in deferred financing costs of $600,000, and the payment of final subchapter "S" corporation distributions of $4.7 million. Cash used in financing activities in fiscal 1997 and 1996 was due primarily to distributions to stockholders of $4.0 million and $4.7 million, respectively.

INTEREST RATE AND CURRENCY EXCHANGE RATE RISK

     We have variable interest rate exposure under our senior bank debt agreements, which we mitigate by utilizing derivative financial instruments. We do not use derivative financial instruments for speculative or trading purposes.

     We entered into an interest rate cap agreement on March 13, 1998, covering a notional amount of $12.0 million under one of our term loans, to reduce our exposure to market risks from changes in interest rates. We plan to retire the outstanding senior bank debt and the interest cap agreement in connection with this offering. Under the interest rate cap agreement, if during any period the floating interest rate on our senior bank debt exceeds the cap rate under the agreement, which is currently 8.187%, our bank will pay us the difference between the two rates for the period.

     We anticipate that revenues from international engagements will increase as a percentage of our revenues. We may enter into consulting engagements that are denominated in foreign currencies. To the extent that the value of a currency in which our billings are denominated decreases in relation to the U.S. dollar or another currency in which our expenses are denominated, our expenses would increase and the profitability of the engagement would decline. We may hedge our foreign currency exposure from time to time but our hedging activities may not be effective.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP, No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. We adopted SOP No. 98-1 effective January 3, 1999 and it did not have a significant effect on our financial position or results of operations.

     In April 1998, the AICPA issued SOP No. 98-5, Reporting on the Costs of Start-Up Activities. SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. We adopted SOP No. 98-5 effective January 1, 1999 and it did not have a significant effect on our financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities, We expect that the adoption of FAS No. 133 will not have a significant effect on our financial position or results of operations. FAS No. 137 has deferred the effective date of FAS 133 to fiscal years beginning after June 15, 2000.

YEAR 2000 READINESS

     The "Year 2000" issue is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the year 2000 is approached and reached. These problems arise from hardware and software unable to distinguish dates in the "2000's" from dates in the "1900's" and from other sources such as the use of special codes and conventions in software that make use of a date field. We recognize the need to ensure our operations will not be adversely affected by Year 2000 software failures.

     We have reviewed our internal management information and other critical business systems to identify any Year 2000 problems. All such systems were vendor supplied with no significant modifications. Consequently, we have communicated with the external vendors that supply us with material software and information systems and with significant suppliers to determine their Year 2000 readiness. Based on our vendors' representations, we believe that the third-party hardware and software we use is Year 2000 compliant although we have not performed any operational tests on these systems.

     To date, we have not incurred any material costs directly associated with Year 2000 compliance efforts. As discussed above, we do not expect the total cost of Year 2000 problems to be material to our business, financial condition and operating results. During the months prior to the century change, however we will continue to evaluate any new versions of software and information systems provided by third parties and any new infrastructure systems that we may acquire, to determine whether they are Year 2000 compliant. Despite our current assessment, we may not identify and correct all significant Year 2000 problems on a timely basis. If the representations made by our various vendors regarding Year 2000 compliance are inaccurate, additional Year 2000 compliance efforts may involve significant time and expense and unremediated problems could harm our business. We currently have no contingency plans to address the risk.


     In addition, the software and systems of our clients, third-party service companies and others outside of our control may not be Year 2000 ready. Our analysis of their Year 2000 readiness has been limited to reviewing periodic updates contained in publicly available documents in which these clients, principally telecommunications service providers, describe the status of their readiness. Our clients' descriptions generally contain significant cautionary language regarding ultimate Year 2000 outcomes. If our third-party service providers, clients and others are not Year 2000 ready, a systemic failure beyond our control could result, including prolonged internet, telecommunications or general electrical failure. This type of failure would significantly interfere with our ability to provide our services to our clients. If a prolonged failure of this type occurred, our business would be harmed.


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                                    BUSINESS

OVERVIEW


     We provide management consulting services to the global telecommunications industry. Our clients include:


     - communications service providers;

     - technology companies; and

     - financial services firms.

     We provide comprehensive services that address imminent client needs and enable our clients to meet the challenges of today's competitive and dynamic telecommunications environment. Present challenges include the ever-growing demand on companies to conduct e-business and facilitate commercial relationships over the internet. Our highly experienced consultants, who average over ten years of telecommunications industry experience, enable us to use our industry expertise and proprietary methodologies to provide strategic, management and operational support to our clients.


     We serve clients in all major regions of the U.S., in key European markets and in several other international locations.



     We are the successor to a telecommunications consulting company founded in 1990 by Richard P. Nespola, our President and Chief Executive Officer. Several additional shareholders were added in 1993. We then underwent a leveraged recapitalization transaction in 1998. We were incorporated in Kansas in 1993 and reincorporated in Delaware in September 1999.


INDUSTRY BACKGROUND


     CONSULTING SERVICES



     The demand for consulting services has been increasing in the last decade, a trend that is expected to continue. International Data Corporation, also known as IDC, projects that worldwide consulting services will increase from $52.4 billion in 1998 to $102.8 billion in 2003, a compound annual growth rate of 14.4%. The growth of the use of the internet is further spurring this demand as companies are seeking to improve their business practices through internet-based communications solutions. Forrester Research, Inc., projects that the worldwide internet professional services will grow from $2.4 billion in 1997 to $32.8 billion in 2002, a compound annual growth rate of 68.7%.



     As with other businesses, telecommunications companies are increasingly turning to external consulting firms to help them improve their business processes and enter new markets as rapidly as possible. Factors such as deregulation and privatization, mergers and acquisitions within the industry, and the pace of technological change are driving these companies to seek the advice of outside experts and supplement the need for additional professionals to implement their strategies. IDC projects that communications information technology consulting services will increase from $3.2 billion in 1998 to $6.9 billion in 2003, a compound annual growth rate of 16.5%.



     TELECOMMUNICATIONS



     Other market dynamics that are contributing to an increased need for consulting services in the global telecommunications industry include:



     - deregulation, which began in the U.S. with the breakup of AT&T and continued with the Telecommunications Act of 1996 and is accelerating in Europe and other international markets;


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     - the growth of the internet and e-business, which increases the demand for telecommunications capacity and places further pressure on incumbent and emerging communications service providers to make substantial changes in the way they do business to support this growth;

     - convergence among the different types of services being provided by a single telecommunications company;

     - the influx of new entrants and increasing competition due to deregulation and an increasing demand for telecommunications services; and

     - technological advances, which have significantly increased the volume of traffic that can be carried over telecommunications networks and have lowered transmission costs.


Deregulation


     The U.S. telecommunications market reaps the benefits of deregulation, which began in 1984 and continued with the federal Telecommunications Act of 1996. Deregulation has brought about the liberalization of the telecommunications market in the United States. Deregulation created new opportunities not only for the incumbent communications carriers but also for a vast array of new market entrants. Deregulation has created substantially greater competition in the industry, resulting in:

     - significantly reduced rates;

     - vastly improved and new technologies; and

     - even more competition.


     More recently, deregulation has accelerated internationally. In 1997, the World Trade Organization Telecommunications Accord was adopted. This treaty has contributed to deregulation initiatives in Europe, Asia and Latin America.


Explosion of e-Business


     The growth of the internet is a global phenomenon fundamentally changing the nature of the telecommunications industry. Web user growth, coupled with the growth of new types of on-line and e-business services has driven the emergence of new service providers such as internet service providers, on-line communities, internet telephony providers and others. In addition, traditional telecommunications carriers have entered the on-line market, providing internet connections and e-business services to businesses and consumers. The growth of the internet and e-business raises critical strategic and operational issues that telecommunications companies will need to address, including:


     - complex integration issues associated with merging old and new network technologies;


     - unprecedented demand for capacity, which companies must meet while simultaneously assuring service quality; and



     - operational changes needed to support e-business initiatives in a secure environment, including seamless web-based customer care, on-line bill presentment and payment, dynamic product introduction and management.



Convergence and Complexity


     In the past, communications service providers typically specialized or offered a single product or a limited set of products to their customers. Such specialization required the customer to purchase its entire package of communications needs from multiple providers. Deregulation has enabled companies to enter previously closed markets and offer multiple services through one stop

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shopping. Companies now seek to meet all of the customer's communications needs.
In addition, advances in technology accelerated convergence in the services provided on the underlying communications network. For example, the ability to transport telephone calls over the internet will enable service providers to efficiently integrate voice and data services on a single network.


     Consolidation among key players has also contributed to convergence as major companies seek to broaden their service offerings through acquisitions. Companies must integrate multiple corporate infrastructures, networks, operations and processes.


Influx of New Entrants


     The increased demand for services has led not only to additional offerings by the established players, but also to new entrants to the market. Industry sources estimate that there are now over 3,000 new providers of voice and data telecommunications services in the U.S. We expect this competitive trend to continue to migrate overseas as global deregulation spreads. New market entrants seek to gain market share from incumbent service providers, who in turn are striving to change their business models to adapt to the newer, more competitive industry environment. As a result, core telecommunications services are becoming increasingly commoditized, making superior customer service and satisfaction, as well as efficient and cost effective back office systems, key competitive elements.


Rapid Technological Advances


     The telecommunications industry is characterized by rapid technological advances. Unprecedented levels of transmission capacity, both in terms of the size and number of packets of data that can be transmitted, now exist due to the advent of new technologies for voice and data transmission.



     Additionally, improvements in fiber optics and other transmission technologies have increased the number of calls a single fiber can carry from 8,000 in 1985 to 1.5 million in 1999. These technological advances are enabling communications providers to harness multiple applications, such as voice, data and video, on a single network, creating new types and combinations of services available to a broader range of users.


Industry Challenges

     The multiple forces affecting the telecommunications industry, including global deregulation, have led to increased competition and complexity in the market for all types of communications services. To gain or maintain a competitive advantage, communications service providers and the technology and financial firms that focus on the telecommunications industry must understand the growing complexities and how to best take advantage of the market's opportunities and challenges, including those driven by the rapid growth of e-business. With this understanding, these companies must develop sound strategic plans and implement effective solutions that best exploit the market's dynamics. To compete effectively, companies must fully understand the enterprise-wide implications of a proposed solution and must implement these solutions swiftly with the most effective technologies, systems and processes.

     Because the expertise needed by communications companies to address the market's needs is typically outside their core competencies, they must either recruit and employ experts or retain outside specialists. Due to the range of expertise required and the time associated with hiring and training new personnel, bringing expertise in-house is often not a viable option. When retaining outside specialists, communications companies need experts that fully understand the telecommunications industry and can provide timely and unbiased advice and recommendations.

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OUR SOLUTION

     We provide a comprehensive range of services, including strategy, management, operational and e-business support to communications service providers, technology companies and financial services firms in the United States, Canada, Europe and other major international markets. Our solutions encompass the following key elements.

     - Exclusive focus on the telecommunications and e-business industries. Since our founding in 1990, we have occupied a unique position in the consulting arena, with our exclusive focus on the telecommunications industry and our more recent focus on the e-business marketplace. Our consultants have significant industry and consulting experience across critical business disciplines. Our customers rely on our expertise and reputation, not only to help them keep up with market growth but to help them deal with the trends as they arise and adapt their business plans to meet the demands of the future. Our telecommunications and e-business focus allows us to best fulfill our clients' needs and continuously refine our services by staying at the forefront of, and helping to define, industry standards.

     - Integrated, complete solution. We use our industry expertise to provide comprehensive solutions from initial, high-level strategic assessments of clients' needs through improvements to operations. We have consulting experience with all major aspects of managing a telecommunications company, from product launch through order entry, service provisioning and billing. Our complete solution addresses the business, information technology and operational needs associated with all aspects of our clients' requirements. We work with telecommunications providers by delivering business planning, management support, process development, operations support, systems requirements, selection and implementation. We also use our understanding of service providers' needs to help the software and technology companies that serve the telecommunications industry to define strategies, develop applications, respond to requests for proposals and implement their solutions within the service provider environment. Finally, we facilitate the evaluation of proposed investments in telecommunications companies and related technology companies by investment banking and private equity firms by providing prospect evaluation, due diligence and post investment support services.

     - Partnership with clients. We develop long-term relationships with our clients as we demonstrate our understanding of all aspects of their business. We work closely with senior management to understand, predict and address our clients' evolving strategic and operational business needs. A majority of our current top 20 customers who have been in business since 1995 have been customers of ours since then. We expect to develop long-term relationships with our more recent clients by gaining a deep understanding of their business and providing a broad array of services.

     - Global presence. Our knowledge and focus on the trends impacting markets abroad enable us to provide the expert advice needed by international clients competing in newly deregulated markets and by U.S. companies seeking to expand their global reach. We have worked with clients across the globe, focusing primarily on North America and Europe. At the end of 1998, consulting engagements in Europe represented 5.1% of our total revenues; for the nine month period for 1999, revenues from European engagements represented over 21.6% of our total revenues. We continue to expand our geographic presence in key locations based on our clients' needs and opportunities.

     - Industry leading consultants. We use seasoned telecommunications professionals with telecommunications industry expertise. Our senior officers and principals average more than 15 years of financial, operational or systems experience in competitive telecommunications markets. Our consultants average over ten years of telecommunications industry experience. This extensive experience has positioned our team to set standards as industry leaders and

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

       means that all of our project team members bring hands-on expertise and practical insight to each engagement.


     - Proprietary methodologies. Our proprietary methodologies are consulting guidelines and processes that we have created and which are updated by our consultants based on their experience over many consulting engagements. Our consultants use these methodologies to win engagements and help clients improve productivity, gain a competitive advantage, reduce time to market and market entry risk, and increase revenues and profits. The following are our toolsets.


          TMNG Lexicon is a comprehensive collection of business and systems requirements for the competitive telecommunications industry and covers all key functional operations areas, such as order entry, billing and customer care.

          QBC (Quality Billing Center) is a process model that measures the entire revenue flow and is designed to help carriers improve cash flow, reduce call center volumes and diminish customer billing complaints and challenges.

          TMNG CLEC Planner is an economic planning tool designed for competitive local telephone carriers.

          Margin Master is an activity based costing model designed specifically for competitive carrier cost assignment and management.

          C-B-I (Carried to Billed to Invoiced) is designed to allow service providers to track calls and other billable events from carried to billed to invoiced.

          TMNG e-Lexicon is being developed as a comprehensive collection of business and systems requirements for telecommunications companies serving e-business customers and developing their own web-based capabilities.

     - Vendor and technology neutral. Because we focus on management consulting, we are in a unique technology- and vendor-neutral position to make unbiased evaluations and recommendations that are based on a thorough knowledge of each solution and each client's situation. Therefore, we are able to capitalize on our extensive experience across complex multi-technological telecommunications and back office systems environments to provide the most sound and practical recommendations to our clients. Because of our neutrality, we believe we are trusted for our unbiased opinions in the telecommunications community, which has allowed us to play a key role in setting industry standards. For example, the European Billing Association, a non-profit trade association, endorsed our Quality Billing Center as the chosen billing and service management standard for the European carrier community.

OUR STRATEGY

     Our objective is to establish ourself as the telecommunications consulting company of choice to communications service providers, technology companies and financial services and investment banking firms. The following are the key strategies we intend to pursue to meet this objective.

     - Expand geographic reach to serve our clients' global needs. We plan to continue to expand geographically to deliver our services and solution capabilities to client companies located around the world. By offering our full range of professional services on a global basis, we believe we can broaden market awareness about our services and solutions to create new revenue opportunities. In Europe, the competitive market expertise of our U.S. consultants is a key factor for European companies facing the business issues associated with deregulation and increased competition. Our expertise in Europe can also play a key role for U.S. companies expanding their European business.

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     - Focus on supporting our current target market's e-business needs through our TMNG.com business. Because communications service providers represent the infrastructure of the internet, the ability of these service providers to build an infrastructure to meet the demand for increased internet traffic will be critical to their businesses. More specifically, the growth of the internet has also led to a greater demand for internet-based business support services and the seamless integration of electronic services with traditional means of interacting with customers. Through TMNG.com, we are combining our telecommunications knowledge with our developing e-business expertise to help telecommunications service providers build the infrastructure, systems, processes and services to address these opportunities arising from the growth of the internet. As communications service providers begin to deploy their application hosting strategies, TMNG.com will also address their back-office requirements to support their application-based initiatives.

     - Expand long-term client relationships. We build long-term relationships with our customers by delivering high quality solutions to help our clients set their strategies and operate as efficiently as possible in the rapidly changing telecommunications environment. We believe this focus improves client satisfaction and results in two major benefits for us: follow-on engagements with existing, satisfied clients and referrals for new clients. Expanding our existing client relationships will allow us to jointly plan future projects and, in particular, develop large, multi-year engagements. The dynamic nature of the telecommunications industry generates a continuing need for our services, and clients come back to us because of our knowledge of their systems and architectures and their satisfaction with our services.

     - Further develop and enhance our expandable business model for continued growth. We plan to further enhance our expandable business model to accommodate anticipated need for our services generated by industry growth. The following are the key elements of our business model.

          Attracting and retaining high quality, experienced consultants. We seek to attract high quality consultants with a broad range of experience and knowledge within the telecommunications industry through aggressive recruitment efforts, including focused external recruiting, in-house recruiting specialists and consultant referral incentive programs. We retain our consultants through a variety of programs, including our stock option plan, competitive compensation packages, flexible employment model and dynamic, challenging assignments at the forefront of the telecommunications industry.

          Creating business processes that can be duplicated worldwide. To support our anticipated growth, we are creating business processes that we can use worldwide in any consulting engagement. Our toolsets provide our consultants with methodologies that they use to augment their experience and help analyze and solve clients' problems. We are also building a network of eRooms to serve as a knowledge base, enable consultant collaboration on engagements and provide support information and updates of our current toolsets and releases of next generation tools.


          Maintaining a flexible organization with minimal physical structure. We intend to use our internet communication capabilities to retain our flexible, "virtual" structure as we grow. We are developing a contingent employee model to enable us to hire and retain consultants by providing them with increased benefits. We believe the model allows us to better manage utilization and to minimize unbilled consultant time. We also do not expect to invest heavily in facilities and plan to rely on electronic telecommunications to support our organization.


     - Extending our market leadership position and building our brand. We intend to expand our leadership position in the telecommunications consulting industry and to establish ourselves as the consulting firm of choice for communications service providers and the technology and banking companies that serve them. We intend to capitalize on our extensive industry

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       knowledge, strong client base, and highly qualified and experienced professionals to help our clients provide more value-added services to their customer base. We also have several marketing initiatives underway to continue building our corporate brand.


PROPRIETARY METHODOLOGIES



     We have created methodologies which are unique to our company and based on our consultants' experience. We continually invest in these toolsets by updating them to keep them at the forefront of the industry. The following are our methodologies.



     - TMNG Lexicon: a comprehensive collection of business requirements for the competitive telecommunications industry that harnesses the collective experience, knowledge and lessons learned from top professionals in the industry. From order entry to billing to customer care, it covers every functional area typically found in a telecommunications company, and now contains over 4,000 requirements. On an ongoing basis, the Lexicon is modified, tested and updated to reflect additional knowledge gained and changes in the market.


     - QBC (Quality Billing Center): a process model that measures the flow of revenue from beginning to end that is tailored to a carrier's business systems and process environment. Successfully implemented at telecommunications companies around the world, the QBC provides key benefits and measurable results, including improved cash flow, reduced call center volumes, and diminished customer billing challenges. The European Billing Association recently endorsed our QBC as the best of breed in telecommunications process measurement tools.

     - TMNG CLEC Planner: an economic planning tool developed exclusively for competitive local telephone carriers. It is used to:

        - make resale versus facility-based decisions;

        - determine transition plans;

        - make market entry decisions;

        - identify profitable target markets;

        - develop resource plans that align with revenue forecasts; and

        - analyze pricing strategy impacts.


     - Margin Master: an activity-based costing tool developed for the telecommunications industry that helps carriers determine product profit margins. It supports decisions in a bundled product offering and enables market segment, region, channel, and product-specific analysis. With growing pressure on margins and reliance on bundled service offerings, our Margin Master tool becomes increasingly valuable.


     - C-B-I (Carried to Billed to Invoiced): a methodology that assists carriers with the complex task of reconciling incoming call records, customer billing, and invoices from their service provider. This proprietary tool allows us to design systems resellers use to track calls and other billable events from "carried to billed to invoiced," with the objective of maximizing revenue by minimizing or eliminating lost billable events.

     - TMNG e-Lexicon: currently under development, it will be the first toolset in our next generation process architectures. The e-Lexicon will capitalize on our experience and understanding of the requirements being driven by the convergence of telephony and the Internet in areas such as electronic bill presentment and payment and web-based customer service. This toolset will also capitalize on our extensive knowledge of the existing telecommunications infrastructure, and combine that knowledge with our experience,

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       understanding, and research of the leading edge business support systems and operations support systems software solutions to develop the e-Lexicon.

CUSTOMERS AND SERVICES


     We provide services to customers in key market segments of the industry. Since 1990, we have performed consulting assignments for over 170 companies, including over 80 telecommunications service providers, over 50 technology companies, including global consulting firms, and over 20 investment banking and financial services firms. For the nine months ended October 2, 1999, telecommunications service providers accounted for 79.0% of our revenues, technology companies accounted for 20.0% of our revenues and investment banking and financial services firms accounted for one percent of our revenues. Our customer concentration and our principal customers have in the past changed, and may in the future change, based on customer requirements and the timing of completion of engagements. Accordingly, investors should not assume that customers in a particular fiscal period will be customers of ours in future periods. For the nine months ended October 2, 1999, Williams Communications Group and diAx each accounted for more than 10% of our revenues.



     In October 1999, we reached an agreement in principle with Williams Communications under which Williams Communications will commit to $22 million of consulting fees over three years. We expect to enter into a definitive consulting agreement with Williams Communications reflecting these terms prior to the end of 1999. In addition, in October 1999, we issued Williams Communications a warrant to purchase 500,000 shares of our common stock at an exercise price of $2.00 per share. Williams did not pay any separate cash consideration for this warrant.


COMMUNICATIONS SERVICE PROVIDERS

     We provide all types of carriers and service providers with services ranging from high-level strategy definition through improvements to operations to help extend their worldwide reach.

     Strategic Consulting. We analyze market trends and dynamics for telecommunications service providers and advise them on market evolution and development. We also help service providers define, refine and implement strategies through business case development and market launch planning. In addition, we analyze acquisition opportunities to determine if they are complementary to strategies our service provider clients are implementing.

     Process Development and Operations Support. We have spearheaded numerous engagements to design infrastructure, improve processes, and provide operations support. When telecommunications providers implement new business support systems and operations support systems, they are seeking to maximize efficiency and integration in order processing and customer care as well as timeliness and accuracy in the revenue stream from call processing to billing and payment processing. Our experience includes revenue assurance and reporting, performance and cost benchmarking, change management and revenue operations management. We help clients improve the efficiency, integration, and timeliness of their order processing, provisioning, billing and customer care systems. Using our unique process models, QBC and CBI, we improve the timeliness, accuracy and completeness of carriers' revenue stream management.

     Systems Requirements, Selection and Implementation. We have extensive expertise in the area of systems assessment, requirements definition, vendor selection, implementation management, testing, and project and program management. We assist service providers in preparing and managing requests for proposals for software systems purchases. Our unique, vendor-neutral and technology-neutral position ensures that the solutions we recommend are based on what is best for our clients' businesses.

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TECHNOLOGY, SOFTWARE AND CONSULTING COMPANIES

     Our extensive first-hand knowledge of incumbent and emerging service providers' needs provides a solid knowledge base of services for technology and software companies and positions us as subject matter experts to other consulting companies.

     Product development strategic consulting. We help technology and software companies analyze and focus their product and development strategies and efforts to meet the needs of telecommunications service providers. Our knowledge of service provider requirements, along with our toolsets, provides significant benefit to technology companies as they develop new products and applications. In particular, our TMNG Lexicon toolset helps facilitate rapid analysis of technology companies' products and product plans. We anticipate that our TMNG e-Lexicon toolset will also be used for this purpose.

     Market research and analysis. We help technology and software companies analyze market trends and dynamics to improve their ability to respond to the requirements of changing and evolving markets. We also analyze acquisition and investment opportunities for our clients.

     Responses to requests for proposals. We assist technology, software and consulting companies in responding to requests for proposals that they receive from service providers and others. Our expertise enables us to ascertain the most critical elements of a request for proposal and to help our clients prepare responses that address the service provider's key requirements.

     Implementation support. For global consulting firms that have engagements which require specialized telecommunications expertise, we serve as the telecommunications experts. In addition, we support our software clients by assisting with program management for software implementation. These assignments capitalize on our extensive understanding of both the software solution and the service provider communities.

INVESTMENT BANKING AND FINANCIAL SERVICES FIRMS

     We assist investment banking and financial services firms with prospect validation and due diligence in connection with planned investments and other transactions. Our broad knowledge of the industry and subject matter expertise speed up the evaluation of proposals and potential investment candidates. Our prospect validation services include candidate validation, business plan development, financial modeling and contract development and negotiation. Our consultants and toolsets also facilitate rapid development and execution when conducting due diligence. Our services in this area include business plan evaluation and validation, financial model analysis, product and evaluation, benchmarking, organization and business process validation, systems evaluation, and network plan reviews.

REPRESENTATIVE ENGAGEMENTS

     The following engagements illustrate some of the services that we are providing and have provided to several of our current clients.

Communications Service Providers

     A Leading Wholesale Carrier. We helped this client develop its business plan for entry into the voice market. Once the business plan was approved, we were selected to manage the implementation. We are continuing to serve as the program management office for this client's market entry. Our responsibilities include providing consulting services and coordinating deliverables being provided by other vendors. Key services we provided included:

     - authoring the initial business case to examine the viability and impact of a voice strategy;

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     - developing functional and technical requirements for all areas of customer relationship management, such as:

        - order entry;

        - provisioning;

        - billing;

        - customer care;

        - collections; and

        - other back office systems;

     - supporting the development of a network management and deployment strategy;

     - assisting in the development of the product marketing strategy; and

     - managing the system testing process.

     A Major Global Carrier. We have performed numerous diversified engagements for this client, ranging from strategy development, competitive cost analyses, to systems requirements. Recent projects include:

     - developing a wholesale strategy and plans. We were asked to help this client develop a strategy to serve the wholesale market to help the company further enhance its product offering. We continue to provide planning assistance to this division; and

     - assisting this client with the integration of a recent acquisition of a large national competitive telephone company including systems and process review and development of recommendations for improvement. We have also assisted with developing requirements for an accounts receivable system, issuing requests for proposals, selecting vendors, reconciling data from disparate systems and identifying areas for process improvement.

     A European Competitive Service Provider. We are assisting this client in every facet of systems implementation for all customer life cycle systems (billing, customer care, order entry and provisioning), including requirements development, testing, and post-implementation support. This effort addresses the complete set of this client's products for local, long distance, internet, wireless and other services. We are also assisting with this client's conversion to a new software operating system and selecting and implementing vendors for other business support systems and operations support systems.

Technology Companies

     A Worldwide Technology Company. We have assisted this client with a variety of market initiatives dating back to when this client was in the business support systems/operations support systems arena. Sample engagements include:

     - assisting this client in the development of a proposal for a global satellite project, focusing on billing functionality;

     - providing international advanced intelligent network expertise;

     - conducting market assessments for two key initiatives, internet and prepaid telephone cards. These assessments included a competitive analysis, a market size analysis and the development of market entry criteria;

     - performing due diligence support for this client's billing vendor acquisition; and

     - managing billing projects with this client and alliance partners in the competitive local telephone market.

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     A Major Global Systems Integration and Software Services Firm. We have worked with this client on numerous engagements both domestically and internationally. We have provided this client with telecommunications subject matter expertise both directly and as a subcontractor in engagements it provided to its clients. Representative projects include:

     - development of a market strategy for this client's competitive local telephone company practice. We conducted primary and secondary market research, evaluated this client's software products and capabilities, and identified initiatives for this client in competitive local telephone markets;

     - completion of an assessment of this client's billing product. After completing an analysis of this product compared to market requirements, we served as project manager for the implementation of improvements to this key strategic product;

     - development of functional and technical requirements for next generation billing and collections system for a Spanish telecommunications company; and

     - development of requirements for and assistance with the launch of the calling card and debit card system and international switch for a Malaysian communications service provider. Assisted with all aspects of the implementation of the international settlements process.

Financial Services Companies

     A Leading Merchant Banking Firm. We provided the primary due diligence for a potential investment in a European data services company. In this capacity, we completed due diligence reviews of the underlying network and technology systems proposed for the venture. We also developed the business plan assumptions and financial analysis, including the cost structure and revenue plans, transfer costing methodology, and the voice implementation strategy.

MARKETING, SALES AND STRATEGIC ALLIANCES

     Our marketing and sales efforts are focused on growing our client relationships, developing new relationships, and building our brand recognition in the U.S. and abroad. We market and sell our services through multiple channels, including our partners, principals, and consultants; long-term client relationships; relationships with strategic partners; advertising; tradeshows; web site marketing; and public relations.

Marketing

     Our marketing activities are focused on expanding our presence and brand recognition in the U.S. and abroad, to further our position as the consulting firm of choice for telecommunications service providers and the technology and banking firms that serve them.

     Our integrated marketing programs include:

     - TMNG, TMNG.com and TMNG Europe advertising campaigns;

     - ongoing Web site management and enhancement;

     - marketing communications;

     - industry trade shows and speaking engagements;

     - knowledge and toolset packaging;

     - ongoing public relations campaign; and

     - articles authored by us or our consultants published in trade journals.

     Significant marketing efforts are focused on TMNG.com, including a newly developed TMNG.com advertising campaign. In concert with this advertising campaign, we reinforce the TMNG.com message and brand with marketing communications, trade shows, publicity and web site activities. Additionally, a new TMNG Europe campaign is under development.

     We are an active participant in telecommunications and internet telephony conferences and trade shows in North America and Europe. We regularly participate as keynote speakers, panel moderators, workshop leaders, and exhibitors. Considered an industry authority, we are frequently consulted by the trade media. In 1998 and 1997, Mr. Nespola, our President and Chief Executive Officer, was named to Phone+ magazine's annual list of the most influential people in competitive long distance telecommunications. In each year, he was the highest ranking non-carrier executive selected for the list.

Sales

     We sell our services directly to senior and management-level executives of communications service providers in the United States, Europe, Canada, Asia, Australia and South America, primarily through relationship sales. Our officers and principals sell the majority of our engagements. In addition, our consultants also sell, and are encouraged to do so with a compensation structure that provides both financial and equity incentives. In pursuing new business, our sales team and consultants emphasize our industry reputation, experience, vendor- and technology-neutral position and time-saving proprietary business tools.

     Our sales strategy centers on building long-term relationships with our clients, to gain new and follow-on engagements within existing accounts and referrals for new clients. Expanding our existing client relationships will allow us to jointly plan future projects and, in particular, develop large, multi-year engagements.

Strategic Alliances

     We have entered into, and intend to continue entering into, strategic alliances with a select group of technology and related companies. The primary goals of our strategic alliances are:

     - to enhance our overall service offerings;

     - to create or identify new revenue opportunities through referrals and the creation of new service offerings; and

     - to increase our credibility and visibility in the marketplace through collaboration in joint marketing.

     We currently have strategic alliances with Emerald Solutions, IBM, PricewaterhouseCoopers and Tanning Technology Corporation. We do not enter into exclusive arrangements with technology companies so that we can maintain our vendor neutrality.

OPERATIONS

     We believe that a key factor differentiating us from other consulting firms is our operational and organizational structure. We have developed an operational model that enables us to limit our physical facilities and other overhead requirements and maximize utilization of the consultant base. This structure enables us to control costs and contributes to our operating margins.

     We limit our facilities requirements through the use of use electronic communication. Although our consultants are geographically dispersed throughout the United States and in international locations, our only corporate office facility is our headquarters in the Kansas City area. Our consultants typically do not require office facilities as they work either from the customer's site or their homes.

     To provide our consultants with additional infrastructure support, we are creating a series of eRooms which consultants will be able to access through the internet. We have established an eRoom that includes proposals we have made for consulting engagements and an eRoom containing repositories of deliverables generated during consulting engagements. We are also building engagement specific eRooms to facilitate collaboration among consultants that are in disparate locations but are working on the same engagement. We have developed a human resources eRoom that provides information regarding compensation and benefits and fulfills the same function as a bricks and mortar human resources office. We plan to develop eRooms that provide consultant support for our proprietary methodologies. Our eRooms are designed to provide our consultants with access to the same types of information and support they would otherwise need to receive from a corporate headquarters organization.

     To track consultant utilization and project profitability, we have established a sophisticated management reporting system. This system enables us to track consultant utilization and productivity as well as costs related to and profitability of particular projects and engagements.

     Our staffing needs are coordinated by our project staffing group, which uses a database containing information on the availability and subject matter expertise of our consultants. Through the use of this database, we are able to effectively match consultant availability and expertise with the needs of incoming engagements.

     Our organization is relatively flat in nature. As a result, we do not have layers of management and require only a relatively small headquarters staff for administrative purposes. In addition, our consultants play a key role in selling new consulting services as well as working on their current engagements.

HUMAN RESOURCES

     We believe that our ability to recruit and retain experienced, highly-qualified and highly-motivated personnel has contributed greatly to our success to date and will be critical for us in the future. We seek to offer a positive environment and corporate culture and to offer significant financial opportunities.

     We offer a flexible recruiting model that we believe enhances our ability to attract consultants and to effectively manage utilization. Our consultants may work for us as employees, independent contractors or as contingent employees. Contingent employees will, unlike independent contractors, receive company-paid medical insurance, vacation and other employee benefits. Instead of receiving a regular salary, however, contingent employees will only be paid for time spent working on consulting projects for customers or working on internal projects. We intend to begin offering contingent employment to a selected portion of our independent contractor base later this year. Generally, we will offer contingent employment to independent contractors that are regularly involved in consulting projects, have a broad range of expertise and are highly utilized by us. Our current independent contractor base also includes individuals with specialized expertise in discrete areas, and we typically deploy these individuals only when their unique expertise is necessary. We expect that we will continue to retain these individuals as independent contractors.

     As of October 2, 1999, we had approximately 210 consultants available to work on engagements for us. Of these, 51 were full-time employees and approximately 115 were working on engagements for us as independent contractors. The remaining consultants are available to work on engagements as we need them. In addition to our consultants, we have a headquarters staff of 15, which includes our Chief Executive Officer, Chief Financial Officer and other administrative personnel.

     We retain our professionals through the use of many initiatives. We compensate our employees through a combination of regular cash compensation, performance-based cash incentive compensation and participation in our stock option and other equity incentive plans and independent contractors through a competitive daily service rate. Through the use of the three-pronged employment model option, we offer significant flexibility to suit the varied needs and skill sets of our consulting base. Further, because we do not require consultants to work from a central office, consultants are not required to move to a particular location to join us, which offers geographic flexibility to our consulting base.

COMPETITION

     The market for telecommunications consulting services is relatively new, highly fragmented and changing rapidly. We face competition from major business consulting firms, the consulting arms of accounting and other professional services organizations and our customers' internal resources. We consider some of our principal competitors to be:

     - American Management Systems;

     - Andersen Consulting;

     - Booz-Allen & Hamilton;

     - The Boston Consulting Group;

     - Cap Gemini;

     - KPMG Peat Marwick; and

     - PricewaterhouseCoopers.

     These competitors are major consulting firms that provide a broad range of services to companies in many industries, including the telecommunications industry. Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than we do.


     We believe, based on our revenue levels and our market research, that we are among the largest stand-alone providers of telecommunications management consulting services.


     We have faced, and expect to continue to face, additional competition from new entrants into our markets. We have also experienced increased price competition, particularly from larger firms that have the financial resources to aggressively price engagements that they have a particular interest in obtaining. Increased competition could result in:

     - price reductions;

     - fewer client projects;

     - underutilization of consultants;

     - reduced operating margins; and

     - loss of market share.

     The principal competitive factors in our market include responsiveness to the needs of customers, quality and reliability of consultants, price, project management capability and technical expertise. We believe that our ability to compete depends in part on performance, a focused service offering formula, the price/value formula of our service offerings, responsiveness to customer needs and our ability to hire, retain, and motivate key personnel.

INTELLECTUAL PROPERTY

     Our success is dependent, in part, upon our proprietary processes and methodologies, and we rely upon a combination of copyright, trade secret, and trademark law to protect our intellectual property. We have obtained federal registration for two trademarks in the United States and have filed applications to register eight other marks in the United States. It is possible that third parties may challenge our trademark applications.

     We do not have any patent protection for the proprietary methodologies used by our consultants. We currently do not anticipate applying for patent protection for these toolsets and methodologies.

     We enter into confidentiality agreements with our employees, independent contractors and clients. We also limit access to and distribution of our proprietary information. In addition, we have entered into non-competition agreements with certain of our key employees. We cannot assure you that the steps we have taken in this regard will be adequate to prevent or deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. Misappropriation or unauthorized use of our intellectual property could harm our business.

FACILITIES

     Our principal executive offices are located in a 3,357 square foot facility in Overland Park, Kansas. This facility houses our executive, corporate and administrative offices. We occupy these premises under a lease which expires in July 2003. We anticipate that our current executive office facility will be sufficient to meet our corporate facilities needs for the foreseeable future.

LEGAL PROCEEDINGS

     In June 1998, the bankruptcy trustee of one of our former clients, Communications Network Corporation, sued us in the U.S. Bankruptcy Court in New York seeking recovery of $160,000 in improper payment of consulting fees paid by the former client during the period from July 1, 1996, when an involuntary bankruptcy proceeding was initiated against the former client, through August 6, 1996, when the former client agreed to an order for relief in the bankruptcy proceeding, and $160,000 in consulting fees paid by the former client after August 6, 1996. The bankruptcy trustee has also sued us for at least $1.85 million for breach of contract, breach of fiduciary duties and negligence. Although we cannot give you any assurance as to the ultimate outcome of this proceeding, we believe we have meritorious defenses to the claims made by the bankruptcy trustee, including particularly the claims for breach of contract, breach of fiduciary duty and negligence, and that the ultimate resolution of this matter will not materially harm our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding our executive officers and directors as of October 2, 1999:

                   NAME                     AGE                      POSITION
                   ----                     ---                      --------
Grant G. Behrman(1).......................  45    Chairman of the Board
Richard P. Nespola........................  55    President, Chief Executive Officer and Director
Ralph R. Peck.............................  49    Vice President
Micky K. Woo..............................  46    Vice President and Director
Donald E. Klumb...........................  37    Vice President and Chief Financial Officer
William M. Matthes(1).....................  39    Director
Mario M. Rosati(2)........................  53    Director
Dennis G. Sisco...........................  54    Director
Roy A. Wilkens(1)(2)......................  56    Director

-------------------------
(1) Member of the compensation committee
(2) Member of the audit committee

     Grant G. Behrman has served as our Chairman of the Board since February 1998. Mr. Behrman currently serves as Managing Partner of Behrman Capital, a private equity firm, and was a founding partner of that firm. At Behrman Capital, he has primary responsibility for investments made in the information technology and outsourcing areas. Prior to founding Behrman Capital, Mr. Behrman was a founding member of Morgan Stanley's Venture Capital Group where he worked from 1981 to 1991, and a consultant with the Boston Consulting Group from 1977 to 1981. Mr. Behrman is a director of Visual Networks, Inc., a telecommunications equipment manufacturer, and several private companies including Groundswell, Inc., a web strategy, design and hosting firm. Mr. Behrman received an M.B.A. with distinction from the Wharton Graduate School of Business in 1977. Mr. Behrman received his undergraduate degree in Business from the University of the Witwatersrand (South Africa).

     Richard P. Nespola has served as our President and Chief Executive Officer and founded TMNG in 1990. Prior to founding TMNG, from 1989 to 1990, Mr. Nespola served as Senior Vice President and Chief Operating Officer of Telesphere Communications, a communications service provider. From 1986 through 1989, he held the positions of Vice President of Financial Operations and Senior Vice President of Strategic Markets and Product Pricing at Sprint. He also served as the Senior Director of Revenue and Treasury Operations at MCI from 1982 to 1986. Mr. Nespola is a director of Groundswell, Inc., a web strategy, design and hosting firm. Mr. Nespola is also a frequent chair of industry forums and noted conference speaker. Mr. Nespola received his B.A. and his M.B.A. from Long Island University.

     Ralph R. Peck has served as Vice President and has been a partner with TMNG since August 1991. From 1986 to 1988, Mr. Peck was a Director of Revenue Management at Sprint and the Senior Manager for both West Coast Financial Operations Revenue and Treasure Systems Management at MCI from 1984 to 1986. In these positions, Mr. Peck had responsibility for billing systems, billing center management, revenue and treasury management, new product development, and customer database conversions. Mr. Peck received his B.S.B.A. from American University.

     Micky K. Woo has served as our Vice President and as a director, and he has been a partner with us since December 1991. Prior to joining us, Mr. Woo served from June 1989 to November 1999 as Vice President of Information Systems and Revenue Assurance at Telesphere Communications, a communications service provider from June 1989 to November 1991. From 1987 to 1989, Mr. Woo was the Director of Revenues Treasury Management at Sprint and from 1983 to 1987 he served in management at MCI, including Senior Manager of Receivables Management,

Senior Manager of the East Coast Billing Center, and the Senior Manager of Revenue Reporting and Analysis. Prior to entering the telecommunications industry, Mr. Woo was a consultant with Price Waterhouse. Mr. Woo received his B.A. in Computer Science and an M.A. in accounting from the University of Iowa.

     Donald E. Klumb has served as our Vice President and Chief Financial Officer since July 1999. From June 1998 to July 1999, Mr. Klumb was a partner at Deloitte & Touche LLP and headed the firm's midwest telecommunications and high technology practice. From 1992 to 1998, he was a senior manager with Deloitte & Touche. Mr. Klumb received his B.S. in accounting from the University of Wisconsin-Milwaukee and is a certified public accountant.

     William M. Matthes has served as a director since February 1998. Mr. Matthes joined Behrman Capital, a private equity firm, in April 1996 and has served as a Managing Partner of Behrman Capital since January 1999. Prior to joining Behrman Capital, Mr. Matthes was Chief Operating Officer of Holsted Marketing, Inc., a direct marketing company from July 1994 to April 1996. From December 1989 to July 1994, Mr. Matthes was a General Partner at Brentwood Associates, a private equity firm. Mr. Matthes currently serves on the board of Starwood Financial Trust and several private companies, including Groundswell, Inc., a web strategy, design, and hosting firm, where he serves as Chairman of the Board. Mr. Matthes received his M.B.A. from Harvard Business School in 1986 where he was both a Baker Scholar and a Loeb Rhoades Fellow. Mr. Matthes also received his A.B. in Economics from Stanford University, where he graduated with honors and distinction.

     Mario M. Rosati has served as a director since June 1999. Mr. Rosati is a member of the executive committee of Wilson, Sonsini, Goodrich & Rosati, one of the premier legal firms for high technology companies. He has been with the law firm since 1971, first as an associate and then as a member since 1975. He is a member of the board of directors of Aehr Test Systems, a semiconductor equipment company, Genus, Inc., a semiconductor equipment company Mypoints.com, Inc., an internet-based direct marketing company, Ross Systems, Inc., a software company, Sanmina Corporation, an electronics contract manufacturing company, Symyx Technologies, a combinatorial materials science company, and Vivus, Inc., a medical device company. Mr. Rosati received his B.A. from the University of California at Los Angeles and his J.D. from the University of California at Berkeley, Boalt Hall School of Law.

     Dennis G. Sisco has served as a director since February 1998. Since January 1998, Mr. Sisco has been a partner with Behrman Capital. From 1993 to 1997, Mr. Sisco served as an Executive Vice President of Dun and Bradstreet and as President of D&B Enterprises a venture capital operation of Dun & Bradstreet. From 1989 to 1983, Mr. Sisco served as an Executive Vice President of Cognizant Corporation, a business information services provider. Previously, Mr. Sisco held several operating positions in technology companies and served as a General Partner at Oak Investment Partners, a venture capital partnership. Mr. Sisco specializes in the information technology area and currently serves on the boards of Aspect Development, Inc., a software product and information services company. The Gartner Group, Inc., a market research firm, and TSI Software International, Ltd., an e-business and microwave software products company. Mr. Sisco graduated with honors from Western Maryland College with a B.A. in Economics.

     Roy A. Wilkens has served as a director since June 1999. In 1985, Mr. Wilkens founded WilTel, Inc., a wholesale communications carrier, a subsidiary of The Williams Companies, an oil and gas pipeline company. Mr. Wilkens was the Chief Executive Officer of WilTel Inc. from 1985 to 1995. In 1995, Wiltel was acquired by LDDS Communications, a predecessor company to MCI Worldcom, and Mr. Wilkens remained as Chief Executive Officer of Wiltel until 1997. Prior to 1985, Mr. Wilkens served as the President of Williams Pipeline Company, a subsidiary of The Williams Companies. In 1992, President George Bush appointed Mr. Wilkens to the National Security Telecommunications Advisory Council. He has also served as chairman of both the Competitive Telecommunications Association and the National Telecommunications Network. Mr. Wilkens is Chairman of Williams Communications Group and is a member of the board of directors of

McLeodUSA Incorporated, a communications services provider, Splitrock Services, Inc., a competitive local telephone company, and UniDial, Inc., a telecommunications services provider.

     Each officer, except the Chief Executive Officer, serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. The Chief Executive Officer serves under his employment agreement with us. There are no family relationships among any of our directors, executive officers or key employees.

OTHER KEY PERSONNEL

                       NAME                          AGE               POSITION
                       ----                          ---               --------
Carol F. Bleecker..................................  50     Principal
Kimberly J. Cole...................................  41     Principal
Peter D'Agostino...................................  54     General Manager of TMNG.com
Linda L. Gimnich...................................  51     Principal
Jane D. Hufstedler.................................  54     Principal
Edward F. Shanahan.................................  45     Principal
Leslie T. Shaw.....................................  50     Managing Director, TMNG Europe
S. David Craig.....................................  40     Managing Director, TMNG Canada

     Our other key personnel include managers of our subsidiaries and our principals. Our principals typically have been with us for a significant period of time and have responsibility for key accounts, sales or other managerial functions as well as the provision of consulting services.

     Carol F. Bleecker has served as a Principal since July 1997. Ms. Bleecker joined us in November 1994 as a senior consultant. In 1989, Ms. Bleecker founded Acorn Technologies, a telecommunications consulting firm, and served as a Senior Partner from 1989 to 1994. Ms. Bleecker received her B.A. from Wells College and her M.P.A. from George Washington University.

     Kimberly J. Cole has served as a Principal since 1996. Mr. Cole joined us in 1991 as a senior consultant working with service providers, global technology providers and systems integrators on process/organization re-engineering, new product introduction, system implementation, third party evaluations and strategic analysis. From 1989 to 1990, Mr. Cole served as a manager at Telesphere Communications, a communications services provider, and from 1987 to 1989 as a manager at Sprint, a global communications company. Mr. Cole received his B.B.A. from Western Michigan University and his M.B.A. from the University of Michigan.

     Peter D'Agostino has served as a Principal and Network Practice Leader since 1998 and General Manager of TMNG.com since July 1999. Mr. D'Agostino began consulting with us in 1994. Mr. D'Agostino started his 30-year career in telecommunications at Bell Laboratories and has held various management and executive positions in the industry, including at AT&T and MCI, where he was responsible for data and voice network design, management and operation. From 1990 to 1998, Mr. D'Agostino was the senior founding partner in The Computech Group, a consulting firm. Mr. D'Agostino received his B.S. from Pratt Institute and his M.S. and Ph.D. degrees in Electrical Engineering from New York University.

     Linda L. Gimnich has served as a Principal since 1996. From 1995 to 1996, she served as Vice President of Provisioning and Billing for Excel Communications, a long distance telecommunications company. From 1993 to 1995, she served as a Principal and senior consultant at TMNG. From 1980 to 1993, she held executive positions at Sprint, a global communications company, and its predecessor companies in strategic planning, revenue management, billing, customer service, information systems and equal access product marketing. Ms. Gimnich received her B.S. degree from Louisiana State University.

     Jane D. Hufstedler has served as a Principal since October 1998. Ms. Hufstedler joined us in October 1996 as a senior consultant. From 1994 to 1996, Ms. Hufstedler served as the Vice President of operations at Preferred Telecom, a communications services provider. From 1993 to 1994 she served as product director for customer care at Tandem, a computer manufacturer. Prior to 1993, Ms. Hufstedler held senior management positions at Southwestern Bell and Sprint and its predecessor companies.

     Edward F. Shanahan has served as a Principal since 1992. Mr. Shanahan joined us in 1991 as a senior consultant. From June 1989 to September 1991, Mr. Shanahan served as director of external billing at Telesphere Communications, a communications services provider. From 1987 to 1989, Mr. Shanahan was the Director of Exchange Carrier Billing at Sprint, a global communications company and from 1986 to 1987 he served as a Program Manager at MCI. Mr. Shanahan received his B.S. from University of Massachusetts and his M.B.A. from the University of Maryland.

     Leslie T. Shaw has served as Managing Director of TMNG Europe since December 1998. Mr. Shaw joined us as a senior consultant in June 1998. From December 1997 through June 1998, Mr. Shaw worked as an independent consultant. From 1992 through 1997, Mr. Shaw held various director-level positions with France Telecom, a French communications services provider, including Vice President of Global Account Management and Director of Sales and Marketing for the United Kingdom. Mr. Shaw received his H.N.C. in Telecommunications from Manchester University (United Kingdom).

     S. David Craig has served as Managing Director for TMNG Canada since February 1999. From November 1994 to February 1999, Mr. Craig served in management positions, including Vice President of Network Operations, Vice President of Customer Service, and Vice President of Customer Assistance and Revenue Management, with AT&T Canada. Mr. Craig received his B.S. in Engineering from the University of Waterloo (Canada), and his M.B.A. from the Ivey School of Business at the University of Western Ontario (Canada).

BOARD COMPOSITION

     Our bylaws currently authorize seven directors. Our certificate of incorporation and bylaws provide that our board will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, Messrs. Matthes and Woo, will stand for reelection at the 2000 annual meeting of stockholders. The Class II directors, Messrs. Rosati, Sisco and Wilkens, will stand for reelection at the 2001 annual meeting of stockholders. The Class III directors, Messrs. Behrman and Nespola, will stand for reelection at the 2002 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors has established a compensation committee and an audit committee. The compensation committee, consisting of Messrs. Behrman, Matthes and Wilkens, reviews and approves the salaries, bonuses and other compensation payable to our executive officers and administers and makes recommendations concerning our employee benefits plans.

     The audit committee, consisting of Messrs. Rosati and Wilkens, recommends the selection of independent public accountants to the board of directors, reviews the scope and results of the audit and other services provided by our independent accountants and reviews our accounting practices and systems of internal accounting controls.

DIRECTOR COMPENSATION

     Directors who are also our employees currently receive no additional compensation for their services as directors of our company. Directors who are not our employees may occasionally receive options under our 1998 equity incentive plan. Messrs. Rosati and Wilkens each received an option to purchase 37,500 shares of our common stock when they joined the board of directors in 1999. We have no other director compensation arrangements, other than reimbursement for travel expenses and other out-of-pocket costs incurred in connection with directors' attendance at meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EMPLOYMENT AND NONCOMPETITION AGREEMENTS

     In connection with our merger and recapitalization in 1998, we entered into a noncompetition agreement with Behrman Capital and an affiliated fund and Messrs. Nespola, Peck and Woo. We also entered into employment agreements with such individuals at that time.

     Noncompetition Agreement. Under this agreement, Messrs. Nespola, Peck and Woo have agreed to restrain from any direct or indirect competition with us and to further refrain from any solicitation of our employees or interference with our contractual relations with employees. The noncompetition agreement terminates as to Mr. Nespola, on February 13, 2005, and as to Messrs. Peck and Woo, on the earlier of February 12, 2005 on the third anniversary of the date of termination of their employment with us. Alan Staples, a former stockholder and employee of ours, is also subject to the provisions of this agreement through November 2001.

     Employment Agreements. We have employment agreements with Messrs. Nespola, Peck and Woo, which set forth the terms and conditions of their employment with us. These terms and conditions include:

     - compensation in the form of annual salary, bonus and other compensation awarded at the discretion of the board of directors as a result of successful acquisitions by the company, the initial public offering of our stock and other events;

     - full time duties;

     - benefits, including vacation, fringe benefits and severance benefits;

     - a confidentiality provision requiring nondisclosure of our nonpublic information;

     - an assignment provision entitling us to all rights in the products resulting from services performed under the employment agreements; and

     - an arbitration clause selecting the form of arbitration for the resolution of disputes under the employment agreements.

EXECUTIVE COMPENSATION

     The following table contains information, in summary form, concerning the compensation paid to our chief executive officer and each of our most highly compensated executive officers whose total salary, bonus and other compensation exceeded $100,000 during fiscal year 1998. In accordance with the rules of the SEC, the compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below which does not exceed the lessor of $50,000 or ten percent of the total salary and bonus reported for these officers.

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL    COMPENSATION               ALL OTHER 1998
         NAME AND PRINCIPAL POSITIONS            SALARY    CASH BENEFIT    BONUS       COMPENSATION
         ----------------------------            ------    ------------    -----      --------------
Richard Nespola, President and
  Chief Executive Officer.....................  $554,215(1)   $41,226     $200,000       $19,656(2)
Micky Woo, Vice President.....................   210,973      41,226       150,000            --
Ralph Peck, Vice President....................   210,973      41,226       100,000            --
Alan Staples, Partner(3)......................   179,243      34,919            --            --

-------------------------
(1) Mr. Nespola's current annual salary rate is $440,000.
(2) All other 1998 compensation is for the use of an automobile and reflects 100.0% of the lease payments.
(3) Mr. Staples terminated his employment with us in November 1998.

     In addition, Mr. Klumb, our Vice President and Chief Financial Officer, joined us in July 1999 at an annual salary rate of $180,000.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information relating to stock options awarded to each of the executive officers named in the summary compensation table during fiscal 1998. All such options were awarded under our 1998 equity incentive plan.

                                         INDIVIDUAL GRANTS
                         -------------------------------------------------    POTENTIAL REALIZABLE VALUE AT
                         NUMBER OF    PERCENT OF                                 ASSUMED ANNUAL RATES OF
                         SECURITIES     TOTAL                                  STOCK PRICE APPRECIATION FOR
                         UNDERLYING    OPTIONS     EXERCISE                            OPTION TERM
                          OPTIONS      GRANTED       PRICE      EXPIRATION    ------------------------------
         NAME             GRANTED      IN 1998     PER SHARE       DATE            5%               10%
         ----            ----------   ----------   ---------    ----------    -------------    -------------
Richard Nespola........        --          --           --         --
Micky K. Woo...........    50,000        4.54%       $1.62      12/31/08      $1.0 million     $1.5 million
Ralph R. Peck..........    50,000        4.54%       $1.48      12/31/08      $1.0 million     $1.5 million
Alan Staples...........        --          --           --         --

     Potential realizable value has been calculated based on an assumed initial public offering price of $13.00 per share. In 1998, we granted options to purchase an aggregate of 1,099,750 shares of common stock to our employees, directors and consultants. Generally, we grant options at an exercise price equal to the fair market value of the underlying common stock on the date of grant, as determined by our board of directors, and the options vest over three or four years from the date of grant. In determining the fair market value of our common stock, our board of directors considers valuations of comparable companies, valuation reports and analyses prepared by third parties, and the lack of liquidity of our securities. Once we become a publicly held company, the fair market value of our stock will equal its trading market price on the day of the grant.

     In accordance with the rules of the SEC, the above table sets forth the potential realizable value over the ten-year period from the grant date to the expiration date, assuming rates of stock appreciation of five percent and ten percent compounded annually. These amounts do not represent our estimate of future stock price performance. Actual realizable values, if any, of stock options will depend on the future performance of our common stock.

     On July 26, 1999, we granted Mr. Klumb an option to purchase 250,000 shares of our common stock. This option was granted under our 1998 equity incentive plan with an exercise price of $2.00 per share. The potential realizable values at assumed annual rates of stock price appreciation for the option term at 5% and 10% are $5.3 million and $8.4 million, respectively.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table set forth information for each of the officers named in the summary compensation table concerning option exercises for fiscal year 1998, and exercisable and unexercisable options held at January 2, 1999. The officers named in the summary compensation table did not exercise any options during fiscal year 1998.

     The "Value of Unexercised In-the-Money Options at January 2, 1999" is based on a value of $13.00 per share of our common stock, which is the initial public offering price, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. All options were granted under our 1998 equity incentive plan.

                                                                 NUMBER OF SECURITIES
                                                                UNDERLYING UNEXERCISED
                                                              OPTIONS AT FISCAL YEAR END
                                                              ---------------------------
                            NAME                              EXERCISABLE   UNEXERCISABLE
                            ----                              -----------   -------------
Richard Nespola.............................................      0             --
Micky K Woo.................................................      0           50,000
Ralph R. Peck...............................................      0           50,000
Alan Staples................................................      0             --

STOCK PLANS

1998 Equity Incentive Plan

     The amended and restated 1998 equity incentive plan was adopted and approved by our board of directors and by our stockholders in September, 1999. When we amended and restated our 1998 equity incentive plan, we combined both our 1998 equity incentive plan and our 1998 consultant equity incentive plan. The 1998 equity incentive plan provides for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights.

     As of October 2, 1999, a total of 1,950,000 shares of common stock were reserved for issuance pursuant to the 1998 equity incentive plan, of which options to acquire 1,695,250 shares were issued and outstanding as of that date. The 1998 equity incentive plan provides for annual increases in the number of shares available for issuance thereunder, on the first day of each new fiscal year, effective beginning with fiscal year 2000, equal to the lesser of (a) 1,500,000 shares, (b) five percent of the outstanding shares of common stock on the first day of the fiscal year, or (c) such lesser amount as the board may determine.

     The board of directors or a committee of the board administers the 1998 equity incentive plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the options or share purchase rights granted, including the exercise price, the number of shares subject to each option or share purchase rights, the exercisability of the options and the form of consideration payable upon exercise.

Options

     We determine the exercise price of nonstatutory stock options granted under the 1998 equity incentive plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of the common stock on the date of grant. The exercise price of all incentive stock options granted under the 1998 equity incentive plan must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than ten percent of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110.0% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1998 equity incentive plan may not exceed ten years.

     An optionee generally must exercise an option granted under the 1998 equity incentive plan at the time set forth in the optionee's option agreement after the end of optionee's status as an employee, director or consultant of ours, or within 12 months after the optionee's termination by death or disability, or within a longer time period not exceeding five years, but in no event later than the expiration of the option's ten year term. If an optionee is terminated by us or any of our subsidiaries for cause, as defined in the 1998 equity incentive plan, then any option held by the optionee shall be terminated immediately or after any period of time as determined by the administrator.

     The administrator determines the exercise price of stock purchase rights granted under the 1998 equity incentive plan. In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement entered into in connection with the exercise of the stock purchase rights shall grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase pursuant to restricted stock purchase agreements shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate that the administrator determines.

     An optionee generally may not transfer options and stock purchase rights granted under the 1998 equity incentive plan and only an optionee may exercise an option and stock purchase rights during his or her lifetime.

     The 1998 equity incentive plan provides that upon our dissolution, liquidation or merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall assume or substitute each option or stock purchase right held by an employee. If the employee is terminated other than for cause within six months after the dissolution, liquidation, merger or sale of assets, the vesting of each outstanding option or stock purchase right will automatically accelerate as to 50% of the unvested shares subject to the option or stock purchase right. All options or stock purchase rights held by independent contractors and all holders of options not assumed or substituted by the surviving entity shall be exercisable for a period of 15 days after the holder receives notice of his or her rights. The option or stock purchase right will terminate upon the expiration of the 15 day period.

     Unless terminated sooner, the 1998 equity incentive plan will terminate automatically in 2008. In addition, we have the authority to amend, suspend or terminate the 1998 equity incentive plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1998 equity incentive plan without the optionee's written consent.

1999 EMPLOYEE STOCK PURCHASE PLAN

     The board of directors adopted our 1999 employee stock purchase plan in September 1999 and stockholders approved the 1999 purchase plan in September 1999.

     A total of 200,000 shares of common stock has been reserved for issuance under the purchase plan. In addition, the 1999 purchase plan provides for annual increases in the number of shares available for issuance under the 1999 purchase plan on the first day of each fiscal year, beginning with fiscal year 2000, equal to the lesser of (a) 200,000 shares of common stock, (b) 0.05% of the outstanding shares of common stock on the first day of the fiscal year or (c) such lesser amount as may be determined by the board.

     The board of directors or a committee appointed by the board administers the 1999 purchase plan. The board of directors or its committee has full and exclusive authority to interpret the terms of the 1999 purchase plan and determine eligibility.

     Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. An employee, however, may not be granted an option to purchase stock under the 1999 purchase plan if such an employee:

     - immediately after grant owns stock possessing five percent or more of the total combined voting power or value of all classes of the capital stock of ours; or

     - whose rights to purchase stock under all employee stock purchase plans of ours accrues at a rate which exceeds $25,000 worth of stock for each calendar year.

     The 1999 purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains consecutive, overlapping 24 month offering periods. Each offering period includes four six month purchase periods. The offering periods generally start on the first trading day on or after January 1 and June 30 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before June 30, 2001.

     The 1999 purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions but excludes payments for:

     - overtime;

     - shift premium payments;

     - incentive compensation;

     - incentive payments;

     - bonuses; and

     - other compensation.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the 1999 purchase plan is 85.0% of the lower of the fair market value of the common stock at the beginning or end of the offering period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will withdraw from the current offering period following the exercise and will automatically re-enroll in a new offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

     A participant may not transfer rights granted under the 1999 purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the 1999 purchase plan.

     The 1999 purchase plan provides that, if we merge with or into another corporation or a sale of substantially all of our assets, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

     The 1999 purchase plan will terminate in 2009. However, the board of directors has the authority to amend or terminate the 1999 purchase plan, except that, subject to certain exceptions described in the 1999 purchase plan, no such action may adversely affect any outstanding rights to purchase stock under the 1999 purchase plan.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including any action by us arising out of such person's services as our director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Such expenses include amounts incurred by any person in an action or a proceeding such as attorneys' fees, judgments, fines, and settlement amounts.

     We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

RECAPITALIZATION TRANSACTION

     On February 12, 1998, we entered into a series of transactions that resulted in our leveraged recapitalization. Prior to completion of the recapitalization, we made distributions totaling $4.7 million to our stockholders and all stockholders' notes receivable were paid off. The recapitalization included the following transactions (share information set forth below with respect to the recapitalization gives effect to the 1-for-2 reverse stock split that we will effect prior to the completion of this offering):

     - we converted all authorized non-voting common stock to voting common stock and we declared a 3,272.73-for-one stock split resulting in total number of authorized shares of 60,000,000 at the time of the recapitalization, which is 30,000,000 after the reverse stock split, with 22,500,000 shares issued and outstanding;

     - Behrman Capital and an affiliated fund, Strategic Entrepreneur Fund II, L.P., organized Behrman Capital TMNG, Inc., a new company, and contributed $20.0 million in exchange for 100% of the new company's capital stock. The new company was formed as a transitory corporation solely for the purpose of effecting the recapitalization and has not carried on any activities to date other than those related to its formation and the recapitalization;

     - Behrman Capital exchanged 100% of its stock in the new company for 13,500,000 newly issued shares of TMNG common stock. The new company was then merged into TMNG with TMNG being the surviving corporation. At this time we changed our income tax status to a "C" corporation from an "S" corporation;

     - we entered into a senior bank credit facility that provided $24.0 million in term loans and a $5.0 million revolving credit facility from Chase Manhattan Bank and a syndicate of banks established by Chase Manhattan Bank. We utilized the funds provided by the revolving credit facility and the proceeds from the merger with the new company to acquire 13,500,000 shares of common stock from existing shareholders (as of December 31, 1997) for aggregate consideration of $38.7 million. These shares were then retired and returned to the status of authorized but unissued shares; and

     - in connection with the recapitalization, we entered into employment agreements and a noncompetition agreement with Messrs. Nespola, Peck, Staples and Woo.

OTHER TRANSACTIONS

     Mr. Rosati, one of our directors, is also a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which became our outside corporate counsel in July 1999.

     We have entered into indemnification agreements with each of our directors and executive officers.

     In November 1998, Mr. Staples entered into a separation agreement and release and a stock purchase agreement with us, Behrman Capital and its affiliated entities that are stockholders of ours and Messrs. Nespola, Peck and Woo. Mr. Staples' company, Revenue Systems Management Company, was also a party to these agreements. Under the separation agreement, Mr. Staples resigned from his position with us and his employment agreement with us was terminated. He received his salary and expenses up to the date of termination and his company received a lump-sum payment of $95,000. Under the stock purchase agreement, our existing stockholders repurchased all of Mr. Staples shares of our common stock for an aggregate repurchase price of $2.7 million.


     Intertech Management Group, Inc. is a customer of ours. Messrs. Matthes and Sisco, two of our directors, are also directors of Intertech Management Group, Inc. In addition, Behrman Capital II,

L.P. and Strategic Entrepreneur Fund II L.P., venture funds affiliated with Behrman Capital with whom Messrs. Matthes and Sisco are employed, hold shares of preferred stock of Intertech that are convertible into approximately 25.0% of Intertech's outstanding common stock. We provided $329,000 and $2.2 million of consulting services to Intertech in 1998 and for the nine month period ended October 2, 1999, respectively.


     Mr. Wilkens, a member of our board of directors, became a director and non-executive Chairman of the Board of Williams Communications Group, Inc. upon completion of Williams' Communications Group's initial public offering. Williams Communications Group was our largest customer during fiscal year 1998 and the nine months ended October 2 1999. We provided $5.4 million and $15.2 million of consulting services to Williams in 1998 and for the nine months ended October 2, 1999, respectively.

     In October 1999, we reached an agreement in principle with Williams Communications under which Williams Communications will commit to minimum levels of consulting fees of $22 million over three years. In addition, in October 1999, we issued Williams Communications a warrant to purchase 500,000 shares of our common stock at an exercise price of $2.00 per share.

     During 1996, 1997 and fiscal year 1998, we made payments of approximately $213,000, $200,000 and $77,000, respectively, to a company owned by Mr. Nespola. In addition, we made a payment of $100,000 in 1997 to Mr. Nespola. These payments were for services rendered under consulting agreements between TMNG and the company owned by Mr. Nespola.

     Through January 2, 1999, we subcontracted with five companies owned by Messrs. Nespola, Peck and Woo. These companies provided consultants (acting as independent contractors) to render consulting services to our customers. Beginning January 3, 1999, we contracted directly with these consultants. Total services received from these companies was approximately $7.8 million, $9.6 million and $14.9 million in 1996, 1997 and fiscal 1998, respectively. At December 31, 1997 and January 2, 1999, we had accounts receivable balances due for these services of $565,000 and $332,000, respectively.

POLICY REGARDING TRANSACTIONS WITH AFFILIATES

     All future transactions with affiliates, including any loans we make to our officers, directors, principal stockholders or other affiliates, will be approved by a majority of our board of directors, including a majority of the independent and disinterested members or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to us than we could have obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of October 2, 1999 and as adjusted to reflect the sale of the shares of common stock in this offering by:

     - each person or entity known by us to own more than five percent of our outstanding stock;

     - our Chief Executive Officer, each of the executive officers named in the summary compensation table and each of our directors; and

     - all of our directors and executive officers as a group.

     Unless otherwise indicated, the address for each beneficial owner is c/o The Management Network Group, Inc., 7300 College Boulevard, Suite 302, Overland Park, Kansas 66210.

     The beneficial ownership is calculated based on 22,571,201 shares of our common stock outstanding as of October 2, 1999, and 27,261,201 shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting and investment power with respect to the securities. Unless otherwise indicated, and subject to applicable community property laws, to the best of our knowledge, the persons named in this table have sole voting and investing power with respect to all of the shares of common stock held by them. Shares issuable upon the exercise of options that are exercisable or become exercisable within 60 days of October 2, 1999 are considered outstanding for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

     Messrs. Nespola and Peck and Behrman Capital II L.P. and Strategic Entrepreneur Fund II L.P. have granted the underwriters an option to purchase up to an aggregate of 692,250 shares of common stock to cover over-allotments, if any.

                                                                   SHARES BENEFICIALLY OWNED
                                                          -------------------------------------------
                                                                       PERCENT BEFORE   PERCENT AFTER
                    BENEFICIAL OWNER                        NUMBER        OFFERING        OFFERING
                    ----------------                      ----------   --------------   -------------
Behrman Capital II L.P.(1)..............................  14,673,912        65.0%             53.8%
126 E. 56th Street, 27th Floor
New York, NY 10022
Grant G. Behrman(2).....................................  14,673,912        65.0              53.8
  Behrman Capital
  126 E. 56th Street, 27th Floor
  New York, NY 10022
William M. Matthes(3)...................................  14,580,985        64.6              53.5
  Behrman Capital
  Four Embarcadero Center, Suite 3640
  San Francisco, CA 94111
Dennis G. Sisco(4)......................................  14,580,985        64.6              53.5
  Behrman Capital
  126 E. 56th Street, 27th floor
  New York, NY 10022
Richard P. Nespola(5)...................................   4,891,304        21.7              17.9
Micky K. Woo Trust......................................   1,956,521         8.7               7.2
Ralph R. Peck...........................................     978,261         4.3               3.6
Donald E. Klumb(6)......................................      37,500           *                 *
Mario M. Rosati(7)......................................      37,500           *                 *
  Wilson Sonsini Goodrich & Rosati
  650 Page Mill Road
  Palo Alto, CA 94304

                                                                   SHARES BENEFICIALLY OWNED
                                                          -------------------------------------------
                                                                       PERCENT BEFORE   PERCENT AFTER
                    BENEFICIAL OWNER                        NUMBER        OFFERING        OFFERING
                    ----------------                      ----------   --------------   -------------
Roy A. Wilkens(7).......................................      37,500           *                 *
All directors and executive officers as a group (9
  persons)(8)...........................................  22,612,498        99.9              83.2

-------------------------
 *  Less than 1%.

(1) Also includes 92,927 shares held by Strategic Entrepreneur Fund II, L.P., an affiliate of Behrman Capital.

(2) Represents 14,580,985 shares held by Behrman Capital and 92,927 shares held by Strategic Entrepreneur Fund. Mr. Behrman is a managing member of Behrman Brothers LLC, the general partner of Behrman Capital and is a general partner of Strategic Entrepreneur Fund. Mr. Behrman disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate partnership interest therein. Mr. Behrman is a member of our board of directors.

(3) Represents 14,580,985 shares held by Behrman Capital. Mr. Matthes is a managing member of Behrman Brothers LLC, the general partner of Behrman Capital. Mr. Matthes disclaims beneficial ownership of the shares held by Behrman Capital, except to the extent of his proportionate partnership interest therein. Mr. Matthes is a member of our board of directors.

(4) Represents 14,580,985 shares held by Behrman Capital. Mr. Sisco is a member of Behrman Brothers LLC, the general partner of Behrman Capital. Mr. Sisco disclaims beneficial ownership of the shares held by Behrman Capital, except to the extent of his proportionate partnership interest therein. Mr. Sisco is a member of our board of directors.

(5) Includes 250,000 shares held by the TMNG 1999 Trust, Faye Nespola, Trustee.


(6) Consists of 37,500 stock options that vest upon the closing of this offering.



(7) Consists of 37,500 stock options that are exercisable within 60 days of October 2, 1999. These options, if exercised, will be subject to a right of repurchase of unvested shares. The shares subject to these options vest in four equal annual installments, with the first quarter becoming vested on June 4, 2000.



(8) Includes 112,500 stock options that are exercisable within 60 days of October 2, 1999 and 250,000 shares held by TMNG 1999 Trust, Faye Nespola, Trustee. Also includes an aggregate of 14,580,985 shares held by Behrman Capital and 92,927 shares held by Strategic Entrepreneur Fund.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Prior to giving effect to the 1 for 2 reverse split of our common stock to be effected prior to the completion of this offering, we are authorized to issue up to 100,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of undesignated preferred stock. From time to time, our board of directors may establish the rights and preferences of the preferred stock. As of October 2, 1999, after giving effect to the reverse split, 22,571,201 shares of common stock were issued and outstanding and held by 11 stockholders, and zero shares of preferred stock were issued and outstanding. The following description of our capital stock is, by necessity, not complete. We encourage you to refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and applicable provisions of Delaware law for a more complete description.

COMMON STOCK


     Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." If we undergo a liquidation, dissolution or winding up, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, in the opinion of our legal counsel, Wilson Sonsini Goodrich & Rosati, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock which we may designate in the future.


PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change in control of us without further action by the stockholders.

     Upon the closing of this offering, no shares of preferred stock will be outstanding.

WARRANTS


     In October 1999, we issued a warrant to purchase 500,000 shares of common stock to Williams Communications Group at an exercise price of $2.00 per share. The warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant, after deducting the aggregate exercise price. No separate cash consideration was paid for this warrant. The warrant is exercisable beginning in November 1999 and will expire in October 2004.


REGISTRATION RIGHTS OF CERTAIN HOLDERS

     After this offering, holders of 22,499,998 shares of common stock and a warrant to purchase 500,000 shares of our common stock or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of the registrable securities. Beginning 180 days following the date of this prospectus, holders of at least 15.0% of the registrable securities may require on up to two occasions, that we use our best efforts to register the registrable securities for public resale. We are obligated to register these shares only if the outstanding registrable securities have an anticipated public offering price of at least $8.0 million. Also, holders of 25.0% of the registrable securities may require, no more than once during any six-month period, that we register their shares for public resale on Form S-3 or similar short-form registration if the value of the securities to be registered is at least $2.0 million. Furthermore, if we elect to register any of its shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, but we may reduce the number of shares proposed to be registered in view of market conditions. These registration rights have been waived with respect to this offering. We will bear all expenses in connection with any registration, other than underwriting discounts and commissions.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER AND BYLAWS

     Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, proxy contest or otherwise, or to remove our officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

     Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Our certificate of incorporation provides that stockholders may act only at duly called annual or special meetings of stockholders, not by written consent. Our bylaws further provide that special meetings of our stockholders may be called only by the President, Chief Executive Officer or Chairman of the Board or a majority of the board of directors.

     Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice thereof in writing. The bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15.0% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. The amendment of any of the above provisions of our certificate of incorporation would require approval by holders of at least two-thirds of the outstanding common stock.

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the common stock is United Missouri Bank of Kansas City. United Missouri Bank's telephone number for stockholder inquiries is (800) 884-4225.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock. Upon completion of this offering, we will have outstanding 27,261,201 shares of common stock based upon shares outstanding at October 29, 1999, assuming no exercise of outstanding options after October 29, 1999. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 22,646,201 shares of common stock outstanding are all "restricted" shares under the Securities Act.

     All restricted shares are subject to lock-up agreements with the underwriters pursuant to which the holders of the restricted shares have agreed not to sell, pledge or otherwise dispose of such shares for a period of 180 days after the date of this prospectus. Hambrecht & Quist LLC may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. However, Hambrecht & Quist LLC has no current plans to do so. The following table indicates approximately when the 22,646,201 shares of our common stock that are not being sold in the offering but which will be outstanding at the time the offering is complete will be eligible for sale into the public market:

     ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET
     --------------------------------------------------------------
At effective date...........................................           0
180 days after effective date...............................  14,745,115
At various times thereafter upon the expiration of
  applicable holding periods................................   7,901,086

     As of October 2, 1999, 1,950,000 shares were reserved for issuance under our amended and restated 1998 equity incentive plan, of which options to purchase 1,695,250 shares were then outstanding and options to purchase 286,667 shares were then exercisable. These shares are subject to lock-up agreements. We intend to file, within 180 days after the date of this prospectus, a registration statement under the Securities Act to register the 1,950,000 shares under our 1998 equity incentive plan and the 200,000 shares of common stock reserved for issuance under our employee stock purchase plan. Upon registration, all of these shares will be freely tradable when issued, subject to Rule 144 volume limitations applicable to affiliates and lock-up agreements.

     In October 1999, we issued a warrant to purchase 500,000 shares of common stock. The shares issuable upon exercise of this warrant will be eligible for resale in October 2000 if the warrant is exercised on a cashless basis or one year from the date of exercise if the warrant is exercised with cash. In each case, resale of these shares will be subject to Rule 144 volume limitations.

     In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

     - one percent of the then outstanding shares of the common stock, which will equal approximately 275,000 shares immediately after this offering, or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

     Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

RULE 701

     In general, under Rule 701, a TMNG employee, director, officer or consultant who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to resell these shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

LOCK-UP AGREEMENTS

     All of our officers and directors and holders of our common stock and options to purchase common stock have agreed pursuant to "lock-up" agreements that they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible or exchangeable for common stock, or warrants or other rights to purchase common stock for a period of 180 days after the date of this prospectus without the prior written consent of Hambrecht & Quist LLC. We have also entered into an agreement with Hambrecht & Quist LLC that we will not offer, sell or otherwise dispose of our common stock until 180 days offer the effective date of this offering.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, acting through their representatives, Hambrecht & Quist LLC, BancBoston Robertson Stephens Inc., Salomon Smith Barney Inc. and Jefferies & Company Inc., have severally agreed to purchase from us the following respective number of shares of our common stock:

                            NAME                              NUMBER OF SHARES
                            ----                              ----------------
Hambrecht & Quist LLC.......................................
BancBoston Robertson Stephens Inc...........................
Salomon Smith Barney Inc....................................
Jefferies & Company Inc.....................................
                                                                  --------
          Total.............................................
                                                                  ========

     The underwriting agreement provides that the obligations of the underwriters are subject to the conditions precedent, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and independent auditors. The nature of the underwriters' obligation requires that they purchase all shares of common stock offered if any shares are purchased.


     The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in
excess of $       per share. The underwriters may allow and such dealers may
reallow a concession not in excess of $       per share to certain other
dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. We have been advised by the representatives that the underwriters do not intend to confirm discretionary sales in excess of seven percent of the shares of common stock offered by this prospectus.


     Messrs. Nespola and Peck and Behrman Capital, II L.P. and Strategic Entreprenuer Fund II, L.P. have granted to the underwriters an option, exercisable no later than 30 days after the date of the effective date of this offering to purchase up to 692,250 additional shares of common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered in this offering. The stockholders will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

     The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

              UNDERWRITING DISCOUNTS AND COMMISSION PAYABLE BY US
                              AND OUR STOCKHOLDERS

                                                                 WITHOUT            WITH
                                                              OVER-ALLOTMENT   OVER-ALLOTMENT
                                                                 EXERCISE         EXERCISE
                                                              --------------   --------------
Per Share...................................................     $                $
Total.......................................................     $                $

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

     At our request, the underwriters will reserve up to 323,000 shares of common stock to be issued by us and offered for sale, at the initial public offering price, to directors, officers, employees, business associates and other persons related to us. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public.


     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     TMNG and the stockholders who have granted the underwriters an over-allotment option have agreed to indemnify the underwriters against liabilities connected to this offering, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

     Each of our executive officers, directors, stockholders and optionholders has agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned by them as of the date of this prospectus or thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, until the date 180 days following the date of this prospectus.

     In addition, we have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock until the date 180 days following the date of this prospectus, except that we may issues shares upon the exercise of options granted prior to the date hereof, and may grant additional options under our stock option plans, provided that without the prior written consent of Hambrecht & Quist LLC the additional options shall not be exercisable during such period.

     Prior to this offering, there has been no public market for our shares. The initial public offering price has been negotiated among or company and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings, prospects, an assessment of management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     We have applied to have our common stock quoted on the Nasdaq National Market under the symbol TMNG.


     Netroadshow Inc., a division of Yahoo!, was utilized in connection with this offering. Netroadshow is a provider of electronic roadshow presentations that take the place of institutional one on one meetings. Netroadshow is not involved in the distribution of the shares of common stock in this offering.


     The representatives may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Stabilizing, if commenced, may be discontinued at any time.

     A prospectus in electronic format is being made available on a web site maintained by Hambrecht & Quist LLC. In addition, some broker-dealers may choose to make the prospectus in electronic format available on web sites maintained by them.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, San Francisco, California. As of October 2, 1999, a certain investment partnership and members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owned an aggregate of 37,500 shares of our common stock. Mario M. Rosati, one of our directors, and Christopher D. Mitchell, our secretary, are members of Wilson Sonsini Goodrich & Rosati.

                                    EXPERTS

     The financial statements as of December 31, 1997, and January 2, 1999 and for each of the three fiscal years in the period ended January 2, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's retroactive change in its method of accounting for stock based compensation to non-employees) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC in Washington, D.C. a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and the common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, and each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. You may obtain copies of all or any part of these materials from the SEC upon payment to the SEC of prescribed fees. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

     Upon completion of this offering we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC and at the SEC's regional offices at the addresses noted above. You also will be able to obtain copies of this material from the Public Reference Section of the SEC as described above, or inspect them without charge at the SEC's web site. We have applied to have our common stock quoted on the Nasdaq National Market. Upon completion of this offering, you will be able to inspect reports, proxy and information statements and other information concerning us at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 2006.


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.

                       THE MANAGEMENT NETWORK GROUP, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income and Comprehensive
  Income....................................................  F-4
Consolidated Statements of Stockholders' Equity (Deficiency
  in Assets)................................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
The Management Network Group, Inc.
Overland Park, Kansas

     We have audited the accompanying consolidated balance sheets of The Management Network Group, Inc. and subsidiaries (the "Company") as of January 2, 1999 and December 31, 1997 and the related consolidated statements of income and comprehensive income, stockholders' equity (deficiency in assets) and cash flows for the years ended January 2, 1999, December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 2, 1999 and December 31, 1997, and the results of their operations and their cash flows for the years ended January 2, 1999, December 31, 1997 and 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, the Company retroactively changed its method of accounting for stock based compensation to non-employees.


DELOITTE & TOUCHE LLP


Kansas City, Missouri
September 17, 1999 (except with
respect to matters discussed
in Note 13, as to which the

date is November 8, 1999)

                       THE MANAGEMENT NETWORK GROUP, INC.


                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                              DECEMBER 31,   JANUARY 2,   OCTOBER 2,
                                                                  1997          1999         1999
                                                              ------------   ----------   -----------
                                                                                          (UNAUDITED)
CURRENT ASSETS:
Cash........................................................     $  222       $    959     $  1,461
  Receivables:
    Accounts receivable.....................................      4,206          5,993        7,624
    Accounts receivable -- unbilled.........................      1,103          3,251        5,232
                                                                 ------       --------     --------
                                                                  5,309          9,244       12,856
    Less: Allowance for doubtful accounts...................        (68)          (120)        (302)
                                                                 ------       --------     --------
                                                                  5,241          9,124       12,554
  Other assets..............................................                        51          600
                                                                 ------       --------     --------
         Total current assets...............................      5,463         10,134       14,615
                                                                 ------       --------     --------
DEFERRED FINANCING COSTS, net...............................                       447          361
PROPERTY AND EQUIPMENT, net.................................                       425          721
DEFERRED TAX ASSET..........................................                                    666
ADVANCES TO RELATED PARTY...................................        201
    Less: Allowance for uncollectible advances..............       (181)
                                                                 ------       --------     --------
                                                                     20                       1,748
                                                                 ------       --------     --------
         TOTAL ASSETS.......................................     $5,483       $ 11,006     $ 16,363
                                                                 ======       ========     ========
                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY IN ASSETS)
CURRENT LIABILITIES:
  Long-term debt -- current portion.........................                  $  1,300     $  2,688
  Bank overdraft............................................                                    436
  Trade accounts payable....................................     $  134            959        1,073
  Trade accounts payable -- related party...................        565            332
  Accrued payroll, bonuses and related expenses.............                       664        2,012
  Accrued interest payable..................................                       440          217
  Other accrued liabilities.................................         75            176        1,076
  Income taxes payable......................................                        52          127
  Deferred taxes............................................                       186           33
                                                                 ------       --------     --------
         Total current liabilities..........................        774          4,109        7,662
LONG-TERM DEBT..............................................                    24,717       20,655
DEFERRED TAXES..............................................                       451
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIENCY IN ASSETS)
Common stock:
  Voting -- $.0006 par value, 7,500,000 shares authorized;
    4,500,000 shares issued and outstanding in 1997; no par,
    30,000,000 shares authorized; 22,500,000 shares issued
    and outstanding in 1998; $.001 par value, 50,000,000
    shares authorized; 22,571,201 shares issued and
    outstanding on October 2, 1999..........................          3         18,631           23
  Non-voting -- no par, 22,500,000 shares authorized;
    18,000,000 shares issued and outstanding in 1997........         11
Preferred stock -- $.001 par value, 10,000,000 shares
  authorized; no shares issued or outstanding...............
Additional paid-in capital..................................        399                      26,426
Retained earnings (deficit).................................      4,468        (36,599)     (33,160)
Accumulated other comprehensive income --
  Foreign currency translation adjustment...................         (1)             2          (10)
Unearned compensation.......................................                      (305)      (5,233)
Less: stockholders' notes receivable........................       (171)
                                                                 ------       --------     --------
Total stockholders' equity (deficiency in assets)...........      4,709        (18,271)     (11,954)
                                                                 ------       --------     --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY IN
  ASSETS)...................................................     $5,483       $ 11,006     $ 16,363
                                                                 ======       ========     ========

                See notes to consolidated financial statements.

                       THE MANAGEMENT NETWORK GROUP, INC.


           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             YEAR ENDED                      NINE MONTHS ENDED
                                              ----------------------------------------   -------------------------
                                              DECEMBER 31,   DECEMBER 31,   JANUARY 2,   OCTOBER 3,    OCTOBER 2,
                                                  1996           1997          1999         1998          1999
                                              ------------   ------------   ----------   -----------   -----------
                                                                                         (UNAUDITED)   (UNAUDITED)
REVENUES....................................    $17,279        $20,184       $32,103       $21,471       $36,968
COST OF SERVICES:
  Direct cost of services...................      9,648         11,384        17,411        11,611        19,178
  Equity related charges....................                                     239            14         1,778
                                                -------        -------       -------       -------       -------
         Total cost of services.............      9,648         11,384        17,650        11,625        20,956
                                                -------        -------       -------       -------       -------
GROSS PROFIT................................      7,631          8,800        14,453         9,846        16,012
OPERATING EXPENSES:
  Selling, general and administrative.......      2,798          3,280         6,158         4,003         7,479
  Equity related charges....................                                      22             1           946
                                                -------        -------       -------       -------       -------
         Total operating expenses...........      2,798          3,280         6,180         4,004         8,425
                                                -------        -------       -------       -------       -------
INCOME FROM OPERATIONS......................      4,833          5,520         8,273         5,842         7,587
OTHER INCOME (EXPENSE):
  Interest income...........................         16              6            18            17             3
  Interest expense..........................       (136)           (30)       (2,054)       (1,494)       (1,653)
  Other, net................................                         8            88            87           (61)
                                                -------        -------       -------       -------       -------
         Total other expense................       (120)           (16)       (1,948)       (1,390)       (1,711)
                                                -------        -------       -------       -------       -------
INCOME BEFORE PROVISION FOR INCOME TAXES....      4,713          5,504         6,325         4,452         5,876
PROVISION FOR INCOME TAXES..................                                   3,282         2,576         2,437
                                                -------        -------       -------       -------       -------
NET INCOME..................................      4,713          5,504         3,043         1,876         3,439
OTHER COMPREHENSIVE INCOME --
  Foreign currency translation adjustment...                        (1)            3            (2)          (12)
                                                -------        -------       -------       -------       -------
COMPREHENSIVE INCOME........................    $ 4,713        $ 5,503       $ 3,046       $ 1,874       $ 3,427
                                                =======        =======       =======       =======       =======
NET INCOME PER COMMON SHARE
  Basic.....................................    $  0.21        $  0.24       $  0.14       $  0.08       $  0.15
                                                =======        =======       =======       =======       =======
  Diluted...................................    $  0.21        $  0.24       $  0.13       $  0.08       $  0.14
                                                =======        =======       =======       =======       =======
SHARES USED IN CALCULATION OF NET INCOME AND
  PRO FORMA NET INCOME PER COMMON SHARE
  Basic.....................................     22,500         22,500        22,500        22,500        22,532
                                                =======        =======       =======       =======       =======
  Diluted...................................     22,500         22,500        22,944        22,790        23,880
                                                =======        =======       =======       =======       =======
PRO FORMA INFORMATION (UNAUDITED)
  Pro forma provision for income taxes......    $ 1,885        $ 2,202       $ 2,530       $ 1,780
                                                =======        =======       =======       =======
  Pro forma net income......................    $ 2,828        $ 3,302       $ 3,795       $ 2,670
                                                =======        =======       =======       =======
PRO FORMA NET INCOME PER COMMON SHARE
  (UNAUDITED)
  Basic.....................................    $  0.13        $  0.15       $  0.17       $  0.12
                                                =======        =======       =======       =======
  Diluted...................................    $  0.13        $  0.15       $  0.17       $  0.12
                                                =======        =======       =======       =======

                See notes to consolidated financial statements.

                       THE MANAGEMENT NETWORK GROUP, INC.

     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY IN ASSETS)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

      (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 2, 1999 IS UNAUDITED)


                                       COMMON STOCK
                                    $.0006 PAR 1996 AND
                                       1997; NO PAR
                                        COMMENCING             COMMON STOCK
                                    FEBRUARY 12, 1998,     $.0006 PAR 1996 AND
                                         $.001 PAR             1997; NO PAR
                                        COMMENCING              COMMENCING
                                      AUGUST 27, 1999       FEBRUARY 12, 1998                                ACCUMULATED
                                          VOTING                NON-VOTING        ADDITIONAL   RETAINED         OTHER
                                   ---------------------   --------------------    PAID-IN     EARNINGS     COMPREHENSIVE
                                     SHARES      AMOUNT      SHARES      AMOUNT    CAPITAL     (DEFICIT)   INCOME (LOSSES)
                                   -----------   -------   -----------   ------   ----------   ---------   ---------------
BALANCE, JANUARY 1, 1996.........    4,500,000   $    3     18,000,000    $ 11     $   124     $  2,946
Treasury stock sales.............                                                      275
 Distributions...................                                                                (6,095)
 Repayments on stockholders'
   notes receivable..............
 Net income......................                                                                 4,713
                                   -----------   -------   -----------    ----     -------     --------         ----
BALANCE, DECEMBER 31, 1996.......    4,500,000        3     18,000,000      11         399        1,564
 Distributions...................                                                                (2,600)
 Other comprehensive
   income -- Foreign currency
   translation adjustment........                                                                               $ (1)
 Repayments on stockholders'
   notes receivable..............
 Net income......................                                                                 5,504
                                   -----------   -------   -----------    ----     -------     --------         ----
BALANCE, DECEMBER 31, 1997.......    4,500,000        3     18,000,000      11         399        4,468           (1)
 Distributions...................                                                                (4,664)
 Other comprehensive
   income -- Foreign currency
   translation adjustment........                                                                                  3
 Repayments on stockholders'
   notes receivable..............
 Conversion of non-voting stock
   to voting stock...............   18,000,000       11    (18,000,000)    (11)
 Issuance of common stock, net of
   offering costs of $3,061......   13,500,000                                      16,939
 Repurchase and cancellation of
   treasury stock................  (13,500,000)                                                 (38,733)
 Constructive distribution
   assumed to be reinvested......                                                      713         (713)
 Adjustment to reflect change in
   par value.....................                18,051                            (18,051)
 Issuance of options.............                   305
 Stock compensation..............                   261
 Net income......................                                                                 3,043
                                   -----------   -------   -----------    ----     -------     --------         ----
BALANCE, JANUARY 2, 1999.........   22,500,000   18,631                                         (36,599)           2
Issuance of options
 (UNAUDITED).....................                                                    6,133
Stock compensation (UNAUDITED)...                                                    1,077
Other comprehensive
 income -- Foreign currency
 translation adjustment
 (UNAUDITED).....................                                                                                (12)
Issuance of common stock
 (UNAUDITED).....................       71,201                                         608
Adjustment to reflect change in
 par value (UNAUDITED)...........                (18,608)                           18,608
Net income (UNAUDITED)...........                                                                 3,439
                                   -----------   -------   -----------    ----     -------     --------         ----
BALANCE, OCTOBER 2, 1999
 (UNAUDITED).....................   22,571,201   $   23                            $26,426     $(33,160)        $(10)
                                   ===========   =======   ===========    ====     =======     ========         ====


                                                                    NON-VOTING
                                                                   COMMON STOCK
                                                                      HELD IN
                                                  STOCKHOLDERS'      TREASURY
                                     UNEARNED         NOTES       ---------------
                                   COMPENSATION    RECEIVABLE     SHARES   AMOUNT    TOTAL
                                   ------------   -------------   ------   ------   --------
BALANCE, JANUARY 1, 1996.........                                 4,500    $(275)   $  2,809
Treasury stock sales.............                     $(500)      (4,500)    275          50
 Distributions...................                                                     (6,095)
 Repayments on stockholders'
   notes receivable..............                       267                              267
 Net income......................                                                      4,713
                                     -------          -----       ------   -----    --------
BALANCE, DECEMBER 31, 1996.......                      (233)                           1,744
 Distributions...................                                                     (2,600)
 Other comprehensive
   income -- Foreign currency
   translation adjustment........                                                         (1)
 Repayments on stockholders'
   notes receivable..............                        62                               62
 Net income......................                                                      5,504
                                     -------          -----       ------   -----    --------
BALANCE, DECEMBER 31, 1997.......                      (171)                           4,709
 Distributions...................                                                     (4,664)
 Other comprehensive
   income -- Foreign currency
   translation adjustment........                                                          3
 Repayments on stockholders'
   notes receivable..............                       171                              171
 Conversion of non-voting stock
   to voting stock...............
 Issuance of common stock, net of
   offering costs of $3,061......                                                     16,939
 Repurchase and cancellation of
   treasury stock................                                                    (38,733)
 Constructive distribution
   assumed to be reinvested......
 Adjustment to reflect change in
   par value.....................
 Issuance of options.............       (305)
 Stock compensation..............                                                        261
 Net income......................                                                      3,043
                                     -------          -----       ------   -----    --------
BALANCE, JANUARY 2, 1999.........       (305)                                        (18,271)
Issuance of options
 (UNAUDITED).....................     (6,133)
Stock compensation (UNAUDITED)...      1,205                                           2,282
Other comprehensive
 income -- Foreign currency
 translation adjustment
 (UNAUDITED).....................                                                        (12)
Issuance of common stock
 (UNAUDITED).....................                                                        608
Adjustment to reflect change in
 par value (UNAUDITED)...........
Net income (UNAUDITED)...........                                                      3,439
                                     -------          -----       ------   -----    --------
BALANCE, OCTOBER 2, 1999
 (UNAUDITED).....................    $(5,233)                                       $(11,954)
                                     =======          =====       ======   =====    ========


                See notes to consolidated financial statements.

                       THE MANAGEMENT NETWORK GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                YEAR ENDED                      NINE MONTHS ENDED
                                                 ----------------------------------------   -------------------------
                                                 DECEMBER 31,   DECEMBER 31,   JANUARY 2,   OCTOBER 3,    OCTOBER 2,
                                                     1996           1997          1999         1998          1999
                                                 ------------   ------------   ----------   -----------   -----------
                                                                                            (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.....................................    $ 4,713        $ 5,504       $  3,043     $  1,876     $   3,439
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization..............                                      136           82           195
    Stock option and bonus share
      compensation.............................                                      261                      2,724
    Provision for deferred income taxes........                                      637          791        (1,270)
    Provision for uncollectible advances to
      related party............................                       181           (181)         (89)
    Changes in:
      Accounts receivable......................        152         (1,727)        (1,735)      (5,676)       (1,449)
      Accounts receivable -- unbilled..........       (828)           374         (2,148)       1,068        (1,981)
      Income tax payable.......................                                                 1,797            12
      Other current assets.....................                                      (51)          (4)         (486)
      Related party receivables................        (26)          (175)           201           75            --
      Trade accounts payable...................        (14)           129            825        1,340           114
      Trade accounts payable -- related
         party.................................        (41)           291           (233)        (565)         (332)
      Accrued liabilities......................         48             26          1,257          954         2,026
      Payables to related parties..............        300           (300)            --           --
                                                   -------        -------       --------     --------     ---------
         Net cash provided by operating
           activities..........................      4,304          4,303          2,012        1,649         2,992
                                                   -------        -------       --------     --------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES --
  Acquisition of property and equipment........                                     (455)        (253)         (405)
                                                   -------        -------       --------     --------     ---------
         Net cash used in investing
           activities..........................                                     (455)        (253)         (405)
                                                   -------        -------       --------     --------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Distributions to shareholders................     (4,695)        (4,000)        (4,664)      (4,664)           --
  Bank overdraft...............................                                                                 436
  Proceeds from long-term debt.................                                   24,000       24,000
  Net borrowings under revolving credit
    facility...................................                                    2,017        1,919        (1,699)
  Deferred financing costs.....................                                     (553)        (553)
  Issuance of common stock, net of expenses....                                   16,939       16,939           168
  Payments received on stockholders' note
    receivable.................................        267             62            171          171
  Payments made on long-term debt..............                                                                (975)
  Payments made on notes payable -- related
    party......................................       (300)          (350)
  Issuance of notes payable -- related party...        350
  Sale of treasury stock.......................         50
  Purchase of treasury stock...................                                  (38,733)     (38,733)
                                                   -------        -------       --------     --------     ---------
         Net cash used in financing
           activities..........................     (4,328)        (4,288)          (823)        (921)       (2,070)
                                                   -------        -------       --------     --------     ---------
EFFECT OF EXCHANGE RATE ON CASH................                        (1)             3           (2)          (15)
                                                   -------        -------       --------     --------     ---------
NET INCREASE (DECREASE) IN CASH................        (24)            14            737          473           502
CASH, Beginning of period......................        232            208            222          222           959
                                                   -------        -------       --------     --------     ---------
CASH, End of period............................    $   208        $   222       $    959     $    695     $   1,461
                                                   =======        =======       ========     ========     =========
SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW INFORMATION:
  Cash paid during period for interest.........    $    88        $    79       $  1,517     $  1,417     $   1,790
                                                   =======        =======       ========     ========     =========
  Cash paid during period for taxes............    $              $             $  2,581     $     43     $   3,695
                                                   =======        =======       ========     ========     =========
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING AND FINANCING TRANSACTIONS --
  Sale of treasury stock in exchange for
    stockholders' note receivable..............    $   500        $             $            $            $
                                                   =======        =======       ========     ========     =========
  Reinvested constructive distribution
    resulting from conversion to subchapter C
    corporation................................    $              $             $    713     $    713     $
                                                   =======        =======       ========     ========     =========


                See notes to consolidated financial statements.

                       THE MANAGEMENT NETWORK GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999 IS
                                   UNAUDITED)

1. ORGANIZATION

     NATURE OF OPERATIONS -- The Management Network Group, Inc. ("TMNG" or the "Company") was formed on April 1, 1993 as a management consulting firm specializing in global competitive telecommunications. Primary services include serving wireless and wireline communications carriers in all industry segments, and the technology and investment firms that support the telecommunications industry. A majority of the Company's revenues are to customers in the United States, however the Company also provides services to customers in the United Kingdom, Canada, Australia and other foreign countries. The Company's business is international in scope with corporate offices in Kansas City.

     RECAPITALIZATION -- On February 12, 1998, TMNG entered into a series of transactions that resulted in a leveraged recapitalization (the "recapitalization") of the Company. Prior to the recapitalization, the Company made distributions totaling approximately $4.7 million to its stockholders and all stockholders' notes receivable were paid off. The recapitalization included the following transactions:

     - All authorized non-voting common stock was converted to voting common stock and the Company declared a 3,272.73-for-one stock split resulting in total authorized shares of 30 million with 22.5 million issued and outstanding. In connection with this stock split, the Company changed its par common stock to no par common stock. All historical share data has been retroactively restated for the effect of the stock split.

     - Behrman Capital II, LP ("Behrman") organized Behrman Capital TMNG, Inc. ("NEWCO") with contributed capital of $20.0 million and Behrman owning 100% of NEWCO capital stock. NEWCO was formed as a transitory corporation solely for the purpose of effecting the recapitalization and has not carried on any activities to date other than those incident to its formation and the recapitalization.

     - Behrman exchanged 100% of its NEWCO stock for 13.5 million newly issued shares of TMNG common stock. NEWCO was then merged with and into TMNG with TMNG as the surviving corporation, at which time TMNG changed its income tax status to a subchapter "C" corporation from an subchapter "S" corporation. Offering costs of approximately $3.1 million were charged against additional paid-in capital at the time of the merger.

     - TMNG entered into a senior bank credit facility that provided $24.0 million in term loans and a $5.0 million revolving credit facility from a syndicate of banks. TMNG utilized the funds provided by the credit facility and the proceeds from the merger with NEWCO to acquire 13.5 million shares of common stock from existing stockholders (as of December 31, 1997) for an aggregate cost of approximately $38.7 million. Such treasury shares were then retired. The costs to enter into the credit facility of approximately $500,000, were capitalized.

     The Company accounted for this series of transactions as a financial restructuring/ recapitalization requiring continuation of the historical cost basis.

     PRINCIPLES OF CONSOLIDATION -- The consolidated statements include the accounts of TMNG and its wholly-owned subsidiaries, The Management Network Group Europe Ltd. ("TMNG-Europe"), formed on March 19, 1997, based in the United Kingdom, The Management Network Group Canada Ltd. ("TMNG-Canada"), formed on May 14, 1998, based in Toronto, Canada and TMNG.com, Inc., formed in June 1999. All significant intercompany accounts and transactions have been eliminated in consolidation.

                       THE MANAGEMENT NETWORK GROUP, INC.

 (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999 IS
                                   UNAUDITED)

     FISCAL YEAR -- Effective January 1, 1998, the Company adopted a 52/53 week fiscal year, changing the year end date from December 31, to the Saturday nearest December 31. The fiscal year ended January 2, 1999 had 52 weeks and is referred to herein as fiscal year 1998. All references herein for fiscal years 1997 and 1996 represent the years ended December 31, 1997 and December 31, 1996, respectively. TMNG-Europe and TMNG-Canada maintain year end dates of December 31.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CONTRACTS -- The Company enters into both time and materials and fixed price contracts with its customers. A substantial majority of TMNG's contracts are based upon time and materials with a not to exceed total contract price. Under a time and materials contract the customer pays a negotiated daily rate for all services performed plus expenses incurred. Under a fixed price contract the customer pays a predetermined fixed price for all services performed regardless of the professional time required. Fixed price contracts generally involve immaterial amounts and are of short duration.

     Prior to January 3, 1999 TMNG subcontracted with several companies (five of which were related parties to TMNG through certain common ownership or are owned by employees of TMNG) to provide consultants acting as independent contractors to render the services required under the customer contracts. These subcontracts were on a time and materials basis, contained confidentiality/noncompete provisions and could be terminated by either party on 30 days prior notice.

     REVENUE RECOGNITION -- Time and materials service revenues and related time and materials service costs are recorded in the period in which the service is performed. Fixed price service contract revenues and related costs are recognized upon contract completion under the completed contract method.

     CASH -- Cash includes cash on hand and cash in bank and is stated at cost, which approximates market.

     PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is based on the estimated useful lives of the assets and is computed using the straight-line method. Asset lives range from three to seven years for computers and equipment. Leasehold improvements are capitalized and amortized over the life of the lease.

     Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in income.

     INTANGIBLE ASSETS -- Deferred financing costs are capitalized and amortized over the term of the related credit facility using the straight-line method which approximates the effective interest rate method. Accumulated amortization was approximately $106,000 at January 2, 1999.

     LONG-LIVED ASSETS -- The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews for impairment long-lived assets and certain identifiable intangibles to be held and used whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable when compared to an estimate of future undiscounted net cash flows expected to result from the use of these assets. Management has concluded no financial statement adjustment is currently required.

                       THE MANAGEMENT NETWORK GROUP, INC.

 (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999 IS
                                   UNAUDITED)

     ADVERTISING COSTS -- Advertising costs are expensed as incurred. Advertising expense charged to operations totaled approximately $57,000, $115,000, and $101,000 for 1996, 1997, fiscal year 1998, respectively.

     INCOME TAXES -- As described in Note 1, the Company converted to a subchapter "C" corporation for income tax reporting purposes effective February 12, 1998. Deferred tax liabilities of approximately $1.1 million were recorded on February 12, 1998, in conjunction with the conversion, for the cumulative temporary differences (see Note 7). The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements. A valuation allowance is provided when, in the opinion of management, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

     Prior to February 12, 1998, the Company elected to be treated as a subchapter "S" corporation under the Internal Revenue Code and thus was treated substantially as a partnership for income tax purposes. Accordingly, until the time of conversion to a subchapter "C" corporation, the individual stockholders were responsible for their proportionate share of the corporate taxable income or loss for federal and state income tax reporting purposes.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION -- The 1997 and fiscal year 1998 consolidated financial statements include TMNG -- Europe (located in the United Kingdom). The fiscal year 1998 consolidated financial statements also include TMNG -- Canada. Both entities conduct business primarily denominated in their respective local currency. Assets and liabilities have been translated to U.S. dollars at the period-end exchange rate. Income and expenses have been translated at exchange rates which approximate the average of the rates prevailing during each period. Translation adjustments are reported as a separate component of other comprehensive income in the consolidated statements of stockholders' equity. Realized and unrealized exchange gains and losses included in results of operations were insignificant for all periods presented.

     STOCK-BASED COMPENSATION -- The Company accounts for stock based compensation for employees in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related Interpretations and for stock-based compensation for non-employees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

     In connection with the planned registration of the Company's common stock with the Securities and Exchange Commission, the Company has retroactively adopted a new method of accounting for stock based compensation issued to certain non-employees. The Company has recognized compensation expense based on the fair market value of the options in accordance with EITF 96-18. Previously, the Company accounted for such options under the provisions of APB No. 25, and accordingly, did not recognize any expense. The accompanying 1998 consolidated financial statements have been restated for this accounting change.

     NET INCOME PER SHARE -- Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by adding other common stock equivalents, including

                       THE MANAGEMENT NETWORK GROUP, INC.

 (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999 IS
                                   UNAUDITED)

stock options, in the weighted average number of common shares outstanding for a period, if dilutive.

     DERIVATIVE FINANCIAL INSTRUMENTS -- The Company enters into interest rate caps to manage exposure to interest rate volatility. The Company does not enter into derivative financial instruments for speculative or trading purposes. The costs of interest rate cap agreements are included in interest expense ratably over the lives of the agreements. Payments to be received as a result of the cap agreements are recorded as a reduction of interest expense.

     RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS -- The Company recently adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments, products and services, geographic areas and major customers.

     NEW ACCOUNTING STANDARDS -- The FASB recently issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was amended by SFAS no. 137 which requires adoption of the SFAS requirements for fiscal years beginning after June 15, 2000. This standard establishes accounting and reporting requirements for derivative financial instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In the opinion of management, the effect of adoption of this standard will not have a material impact to operating results of the Company.

     PRO FORMA INFORMATION -- Pro forma information included in the consolidated statements of income and comprehensive income is unaudited and included to reflect the pro forma effect of providing income taxes on previously untaxed subchapter "S" net income. This effect is calculated as follows:

          Pro forma income tax expense -- assumed 40% effective tax rate.

        Pro forma basic and diluted common shares -- include the effect of common share issuance and stock option exercise in accordance with SFAS No. 128, "Earnings per Share."

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The fair values of asset and liability financial instruments approximate the carrying values.

     RECLASSIFICATIONS -- Certain prior period financial statement balances have been reclassified to conform to the current period presentation.

3. MAJOR CUSTOMERS AND SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

     Major customers in terms of significance to TMNG's revenues (i.e. in excess of 10% of revenues) for the years ended December 31, 1996 and 1997 and fiscal year 1998 and accounts receivable as of December 31, 1997 and January 2, 1999 are as follows (amounts in thousands):

                                     AMOUNT OF REVENUES              ACCOUNTS RECEIVABLE
                               -------------------------------    --------------------------
                                                   FISCAL YEAR    DECEMBER 31,    JANUARY 2,
                                1996      1997        1998            1997           1999
                               ------    ------    -----------    ------------    ----------
Customer A...................  $1,700    $7,928                      $1,504
Customer B...................   2,639     2,524                         113
Customer C...................   3,839
Customer D...................                        $4,138                         $1,121
Customer E...................                         4,093                          2,354
Customer F...................                         5,412                          1,440

                       THE MANAGEMENT NETWORK GROUP, INC.

 (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999 IS
                                   UNAUDITED)

     All of TMNG's receivables are obligations of companies in the telecommunications industry. The Company generally does not require collateral or other security on their accounts receivable. The credit risk on these accounts is controlled through credit approvals, limits and monitoring procedures.

     A non-executive member of the TMNG board of directors also serves as a non-executive director of Customer F.

     Service revenues earned outside the United States for the years ended December 31, 1996 and 1997 were not significant. Revenues earned in the United States and internationally based on domiciles of project owner for fiscal year 1998 are as follows: (amounts in thousands):

                                                                               INCOME
                                                                               BEFORE
                                                               AMOUNT OF       INCOME
                                                               REVENUES         TAXES
                                                              -----------    -----------
                                                              FISCAL YEAR    FISCAL YEAR
                                                                 1998           1998
                                                              -----------    -----------
United States...............................................    $26,914        $5,336
International:
  Switzerland...............................................        758           150
  Canada....................................................      3,541           697
  Other.....................................................        890           142
                                                                -------        ------
          Total.............................................    $32,103        $6,325
                                                                =======        ======

     No long-lived assets are deployed outside the United States.

     TMNG currently operates in one segment, consulting to the telecommunications industry, based on the way management makes decisions, allocates resources and assesses performance.

4. PROPERTY AND EQUIPMENT

                                                              JANUARY 2,
                                                                 1999
                                                              ----------
                                                               (000'S)
Furniture and fixtures......................................     $ 69
Software and computer equipment.............................      256
Leasehold improvements......................................      130
                                                                 ----
                                                                  455
Less: accumulated depreciation and amortization.............       30
                                                                 ----
                                                                 $425
                                                                 ====

     Depreciation expense was approximately $30,000 for fiscal year 1998.

5. LONG-TERM DEBT

                                                              JANUARY 2,
                                                                 1999
                                                              ----------
                                                               (000'S)
Term loans..................................................   $24,000
Revolving credit facility...................................     2,017
                                                               -------
                                                                26,017
Less long-term debt -- current portion......................     1,300
                                                               -------
                                                               $24,717
                                                               =======

                       THE MANAGEMENT NETWORK GROUP, INC.

 (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999 IS
                                   UNAUDITED)

     As of January 2, 1999, the Company had a $29.0 million secured credit facility, as amended, with substantially all assets of the Company pledged as collateral. The $29.0 million credit facility, which expires through December 2003, includes two $12.0 million term loans and a $5.0 million revolving credit facility. Borrowings against the revolving credit facility are limited to 85% of eligible accounts receivable as defined in the credit facility agreement.

     Interest is payable quarterly as follows:

                                                             INTEREST        MARGIN
                                                             RATE BASE        RANGE
                                                             ---------    -------------
Term loan A (7.94% at January 2, 1999).....................    LIBOR      2.00% - 2.75%
Term loan B (8.19% at January 2, 1999).....................    LIBOR      2.50% - 3.00%
Revolving credit facility..................................    LIBOR      2.00% - 2.75%

     The weighted average interest rate for the revolving line of credit was 9.59% in fiscal year 1998.

     The terms of the secured credit facility require the Company to maintain certain financial ratios and observe additional restrictive covenants the most restrictive of which preclude the payment of dividends and limit capital expenditures. It is management's belief that the Company was in compliance with all covenants as of January 2, 1999.

     The fair value of long-term debt approximates the carrying value as of January 2, 1999.

     As of January 2, 1999, the future minimum principal payments on debt are as follows (amounts in thousands):

                        FISCAL YEAR
                        -----------
1999........................................................  $ 1,300
2000........................................................    3,150
2001........................................................    3,650
2002........................................................    3,900
2003........................................................   14,017
                                                              -------
                                                              $26,017
                                                              =======

6. DERIVATIVE FINANCIAL INSTRUMENTS

     As a requirement of the secured credit facility agreement, in March 1998 the Company purchased an interest rate cap agreement from a bank counterparty with decreasing notional amounts in conjunction with specified debt principal payments. The interest rate cap agreement was entered into to partially offset the variable rate characteristics of $12.0 million in term loans. The notional amount was $12.0 million as of January 2, 1999. The cap agreement was effective March 13, 1998 and terminates on March 30, 2001. The agreement caps the floating interest rate exposure on outstanding debt up to the notional amount of the agreement at 8.1875%.

     The Company believes its exposure to potential loss due to counterparty nonperformance is minimized primarily due to the relatively strong credit ratings of the bank counterparty and due to the size and diversity of the counterparty bank. The interest rate agreement is subject to market risk to the extent that market rates for similar instruments decrease and the Company terminates the hedge prior to maturity.

                       THE MANAGEMENT NETWORK GROUP, INC.

 (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999 IS
                                   UNAUDITED)

7. INCOME TAXES

     For the fiscal year 1998, the income tax provision consists of the following (amounts in thousands):

Federal
Current.....................................................  $2,090
  Deferred tax benefit......................................    (391)
                                                              ------
                                                               1,699
State
  Current...................................................     491
  Deferred tax benefit......................................     (40)
                                                              ------
                                                                 451
Foreign.....................................................      64
                                                              ------
                                                               2,214
Deferred recorded on conversion to subchapter "C"
  corporation...............................................   1,068
                                                              ------
  Total.....................................................  $3,282
                                                              ======

     The following is a reconciliation between the provision for income taxes and the amounts computed at the statutory federal income tax rate (amounts in thousands):

                                                              AMOUNT     %
                                                              ------    ----
Computed expected federal income tax expense................  $2,214    35.0
State income tax expense, net of federal benefit............     285     4.5
Conversion to subchapter "C" corporation....................   1,068    16.9
Subchapter "S" corporation earnings (January 1, 1998 to
  February 11, 1998)........................................    (318)   (5.0)
Other.......................................................      33     0.5
                                                              ------    ----
  Total.....................................................  $3,282    51.9
                                                              ======    ====

     Items giving rise to the provision for deferred income taxes (benefit) excluding the deferred tax expense recorded on conversion to subchapter "C" corporation (amounts in thousands):

Bad debt reserve............................................  $ (20)
Stock option compensation expense...........................   (104)
Change from cash to accrual tax basis accounting............   (270)
Other.......................................................    (37)
                                                              -----
          Total.............................................  $(431)
                                                              =====

                       THE MANAGEMENT NETWORK GROUP, INC.

 (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999 IS
                                   UNAUDITED)

     The significant components of deferred income tax assets and liabilities and the related balance sheet classifications, as of January 2, 1999 are as follows (amounts in thousands):

Current deferred tax assets (liabilities):
  Bad debt reserve..........................................  $  46
  Prepaid expenses..........................................    (19)
  Accrued expenses..........................................     57
  Change from cash to accrual tax basis
     accounting -- current portion..........................   (270)
                                                              -----
          Net current deferred tax liability................  $(186)
                                                              =====
Non-current deferred tax assets (liabilities):
  Change from cash to accrual tax basis accounting..........  $(540)
  TMNG -- Europe -- cumulative net operating losses.........    134
  Stock option compensation expense.........................    104
  Other.....................................................    (15)
                                                              -----
                                                               (317)
  Valuation allowance.......................................   (134)
                                                              -----
          Net non-current deferred tax liability............  $(451)
                                                              =====

     A valuation allowance has been established for the Company's deferred income tax asset related to the future benefit of net operating losses related to TMNG -- Europe, as management cannot assess the likelihood that the future tax benefit will be realized. An allowance of $134,000 has been recorded as of January 2, 1999.

     The Company has foreign net operating loss carryforwards totaling approximately $447,000 at January 2, 1999. The utilization of such net operating loss carryforwards is restricted to the earnings of specific foreign subsidiaries.

8. OPERATING LEASES

     The Company leases office facilities and certain automobiles under non-cancelable operating leases expiring at various dates through August 2003. Total rental expense was approximately $17,000, $27,000 and $40,000 for 1996, 1997 and fiscal 1998, respectively. As of January 2, 1999, the future minimum payments under operating leases are as follows (amounts in thousands):

                        FISCAL YEAR
                        -----------
1999........................................................    $ 76
2000........................................................      59
2001........................................................      53
2002........................................................      54
2003........................................................      38
                                                                ----
                                                                $280
                                                                ====

9. STOCK OPTION PLAN

     In 1998, 1,950,000 shares of the Company's Common Stock were authorized for issuance under the Company's 1998 Equity Incentive Plan and 1998 Consultant Equity Incentive Plan (the "Plans"). The Plans provide the Company's Common Stock for the granting of incentive stock options and nonqualified stock options to employees, and nonqualified stock options to employees, directors and consultants. Incentive stock options are granted at an exercise price of not less than

                       THE MANAGEMENT NETWORK GROUP, INC.

 (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999 IS
                                   UNAUDITED)

fair value per share of the common stock on the date of grant as determined by the board of directors. Vesting and exercise provisions are determined by the board of directors. Options granted under the Plans generally become exercisable over a three to four year period beginning on the date of grant. Options granted under the Plans have a maximum term of ten years. Subsequent to January 2, 1999, the Company combined both plans into the 1998 Equity Incentive Plan.

                                                                                            WEIGHTED
                                                               WEIGHTED     WEIGHTED        AVERAGE
                                                     NUMBER    AVERAGE    AVERAGE FAIR     REMAINING
                                                       OF      EXERCISE   VALUE AT DATE   CONTRACTUAL
                                                     SHARES     PRICE       OF GRANT      LIFE (YEARS)
                                                     -------   --------   -------------   ------------
Exercise price equals fair market value:
Granted during the year............................  889,750    $1.48         $1.48           9.50
  Outstanding at January 2, 1999...................  889,750    $1.48         $1.48           9.50
  Exercisable at January 2, 1999...................       --    $  --         $  --             --
Exercise price less than fair market value:
  Granted during the year..........................  210,000    $1.52         $3.50           9.99
  Outstanding at January 2, 1999...................  210,000    $1.52         $3.50           9.99
  Exercisable at January 2, 1999...................       --    $  --         $  --             --

     The Company applies APB Opinion No. 25 ("APB 25") and related interpretations in accounting for its stock option grants to employees and certain non-employees. Options granted prior to December 8, 1998 were issued at fair value. Options granted subsequent to December 7, 1998 were issued at less than fair value. In connection with APB 25 grants issued in fiscal year 1998, the Company recorded unearned compensation of $305,000 representing the difference between the exercise price and the fair value of the common stock on the dates such stock options were granted. Such amount is being amortized by charges to operations on a graded vesting method over the corresponding vesting period of each respective option, generally three years. Compensation expense for fiscal year 1998 was insignificant due to the short period the grants with unearned compensation were outstanding.

     The Company accounts for its stock option awards to independent contractors and other non-employees in accordance with the fair value measurement provision of SFAS No. 123. Consequently, the cost of these options are recognized in the current and future reporting periods based on the fair value at the end of each period. The fair value of each option grant during fiscal year 1998 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected volatility factor..................................            55%
Risk-free interest rate.....................................  4.24% - 5.65%
Expected life...............................................        5 years
Expected dividend rate......................................             0%

The Company recognizes compensation cost over the vesting periods. These options have resulted in equity related charges to operations of approximately $261,000 for fiscal year 1998. These expenses have been allocated among various expense categories.

     If compensation cost for the Company's APB 25 grants had been determined based upon the fair value at the grant date, consistent with the Black-Scholes option pricing methodology using the

                       THE MANAGEMENT NETWORK GROUP, INC.

 (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999 IS
                                   UNAUDITED)

assumptions above, the Company's net income for fiscal year 1998 would have decreased by approximately $66,000.

     For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting period. Pro forma information for fiscal year 1998 (in thousands, except per share amounts):

Net Income:
As reported.................................................  $3,043
                                                              ======
  Pro forma.................................................  $2,977
                                                              ======
Basic and diluted net income per share:
  Basic.....................................................  $ 0.14
                                                              ======
  Diluted...................................................  $ 0.13
                                                              ======
Basic and diluted pro forma net income per share:
  Basic.....................................................  $ 0.13
                                                              ======
  Diluted...................................................  $ 0.13
                                                              ======

10. RELATED PARTY TRANSACTIONS

     Two members of the TMNG board of directors are also directors of a customer with which TMNG does business. During fiscal year 1998 the Company earned revenues from this customer of approximately $330,000. Receivables from this customer at January 2, 1999 were approximately $275,000. Additionally, venture funds affiliated with TMNG's majority shareholder hold shares of preferred stock of this customer that are convertible into approximately 25% of the customer's outstanding common stock.

     Through January 2, 1999 TMNG subcontracted with five companies owned by certain stockholders and employees of TMNG. These companies provided consultants (acting as independent contractors) to TMNG to render consulting services to TMNG customers. Effective January 3, 1999, TMNG contracts directly with consultants. Total services received from these companies was approximately $7.8 million, $9.6 million and $14.9 million in 1996, 1997 and fiscal 1998, respectively, and are included in cost of services in the statements of income representing the fair value of the services provided. Included in accounts payable at December 31, 1997 and January 2, 1999 are balances due for such services of approximately $565,000 and $332,000, respectively.

     During 1996, 4,500,000 shares of treasury stock (non-voting) were purchased by shareholders of the Company for cash of $50,000 and notes receivable of $500,000. Such notes matured beginning January 1998 through April 1998 with interest rates ranging from 5.2% to 7.0%. The outstanding balance on the notes receivable at December 31, 1996 and 1997 are presented within stockholders' equity as they represent receivables due from the sale of common stock. Included in interest income is approximately $16,000, $6,000 and $7,000 in 1996, 1997 and fiscal year 1998, respectively, related to these notes. As described in Note 1, the notes were retired on February 12, 1998.

     On February 10, 1996, the Company issued options to acquire 2.25 million shares of non-voting common stock at an exercise price of $0.12 per share (estimated fair value at date of grant). The options were to be exercised prior to June 30, 1997. The options were exercised on June 29, 1996, and are included in the aforementioned sale of treasury stock.

     During 1996, 1997 and fiscal year 1998 TMNG made payments of approximately $213,000, $200,000 and $77,000 respectively, to a company owned by a significant stockholder of TMNG. In

                       THE MANAGEMENT NETWORK GROUP, INC.

 (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999 IS
                                   UNAUDITED)

addition, TMNG made a payment of $100,000 in 1997 to a stockholder. Such payments were for services rendered under consulting agreements between TMNG and the respective affiliated company and/or shareholder. These expenses were classified as selling, general and administrative in the accompanying statements of income and comprehensive income.

     During 1996 and 1997 TMNG incurred interest expense on notes and distributions payable of approximately, $136,000 and $30,000, respectively, for certain related parties. The interest rate applied was 7.0%.

11. CONTINGENCIES

     During 1997, one of the Company's customers entered Chapter 11 of the bankruptcy code. According to the bankruptcy code, certain payments made within a specified period of time prior to the date of the bankruptcy filing and payments made subsequent to the date of the bankruptcy filing which are not previously authorized, could be declared "preference payments". Under certain conditions, preference payments could be required to be remitted to the bankruptcy trustee for satisfaction of general creditor claims. During 1998, the bankruptcy trustee filed suit against the Company for preferential payments received prior to and subsequent to the bankruptcy filing, and related damages of approximately $1.9 million. The total amount of payments received from this customer during the specified preference period aggregated approximately $320,000 and which may be declared preference payments. In the opinion of management, resolution of this legal action will not have a material adverse effect on the Company's consolidated results of operations, cash flows or financial position.

     During 1997, the Company discovered that its TMNG-Europe general manager and director had drawn Company funds without authorization. The director resigned from TMNG-Europe during the year ended December 31, 1997 and claimed that he was owed unpaid remuneration and reimbursable expenses. During 1998, the Company received approximately $92,000 from the former director in settlement of the claim.

     The Company may become involved in various legal and administrative actions arising in the normal course of business. These could include actions raised by taxing authorities challenging the employment status of consultants utilized by the Company. While the resolution of any of such actions or the matter described above may have an impact on the financial results for the period in which it is resolved, the Company believes that the ultimate disposition of these matters will not have a material adverse effect upon its consolidated results of operations, cash flows or financial position.

12. SUBSEQUENT EVENTS

     On August 27, 1999, the board of directors approved, subject to stockholder approval, the amendment of the Company's Certificate of Incorporation, which included, among other things, reincorporation of the Company in the State of Delaware and a change in the par values and total number common stock and preferred stock of which the Company is authorized to issue. The total number of shares of common stock which the Company has authority to issue is 50 million with par value of $0.001 per share. The total number of shares of preferred stock which the Company has authority to issue is 10 million with par value of $0.001 per share.

     On September 7, 1999, the Board of Directors authorized the Company to proceed with an initial public offering of its common stock.

                       THE MANAGEMENT NETWORK GROUP, INC.

 (INFORMATION FOR THE NINE MONTHS ENDED OCTOBER 3, 1998 AND OCTOBER 2, 1999 IS
                                   UNAUDITED)

13. REVERSE STOCK SPLIT AND WARRANT GRANT


     Effective November 8, 1999 the Company amended its Certificate of Incorporation to give effect for a 1-for-2 reverse stock split for all authorized shares of voting and non-voting common stock. All share and per share data has been retroactively adjusted to reflect this reverse split.


     On October 29, 1999, the Company issued a significant customer a warrant to purchase 500,000 shares of common stock at an exercise price of $2.00 per share. The expected fair value of this warrant is approximately $5.2 million assuming its expected life is 3 years and will be recognized as future equity related charges in operations. Additionally on October 29, 1999, the Company reached an agreement in principle with this customer under which such customer will commit to $22 million of consulting fees over a three year period.

14. INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Basis of presentation:

     The unaudited interim condensed consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of operations for the nine month periods ended October 3, 1998 and October 2, 1999. All such adjustments are of normal, recurring nature. The interim results of operations shown are not necessarily indicative of results that may be expected for the entire fiscal year.

     The unaudited interim consolidated financial statements should be read in conjunction with the 1998 audited consolidated financial statements.

Stock based compensation:

     During the nine month period ended October 2, 1999, the Company granted approximately 620,500 stock options to employees and non-employee consultants at a weighted average exercise price of $2.00 per share and cancelled 25,000 stock options previously issued to employees and consultants. During the same period the Company recorded unearned compensation of $6.1 million. Compensation expense related to all stock options was $2.3 million during the period. The balance of outstanding options at October 2, 1999 was 1,695,250.

     During the nine months ended October 2, 1999, the Company issued 71,000 shares of common stock representing bonus compensation to certain employees. The Company calculated compensation expense related to these shares at the fair value of the shares at the date of issuance. Accordingly, compensation expense of $441,000 was charged to operations.

Deferred stock issuance costs:

     During the nine months ended October 2, 1999, the Company deferred costs of approximately $527,000 incurred in connection with an initial public offering of its common stock. This amount is included in Other assets at October 2, 1999 and includes specific incremental costs directly attributable to the actual offering. This amount will be charged against the gross proceeds of the offering at closing.

Share and per share amounts:

     All share and per share amounts included in the unaudited interim consolidated financial statements have been presented giving effect to a planned 1-for-2 reverse stock split.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,615,000 SHARES

                                      LOGO

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               HAMBRECHT & QUIST
                               ROBERTSON STEPHENS
                              SALOMON SMITH BARNEY
                            JEFFERIES & COMPANY, INC
                             ---------------------
                                           , 1999
                             ---------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all fees and expenses payable by us in connection with the registration of our common stock. All of the amounts shown are estimates except for the SEC registration fee, NASD filing fee and the Nasdaq National Market listing fees.

                                                              AMOUNT TO BE
                                                                  PAID
                                                              ------------
SEC Registration Fee........................................   $   20,656
NASD Filing Fee.............................................        7,900
Nasdaq National Market Listing Fee..........................       40,000
Printing and Engraving Expenses.............................      250,000
Legal Fees and Expenses.....................................      350,000
Accounting Fees and Expense.................................      250,000
Transfer Agent and Registrar Fees and Expenses..............        5,000
Miscellaneous Expenses......................................       76,444
                                                               ----------
          Total.............................................    1,000,000
                                                               ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our certificate of incorporation and our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. We have also entered into agreements with our directors and executive officers that require us among other things to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent permitted by Delaware law. We have also purchased directors and officers liability insurance, which provides coverage against certain liabilities including liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     (a) Within the past three years, we have issued and sold the following unregistered securities:

          (1) In February, 1998, we issued and sold an aggregate of 13,500,000 shares of common stock to our officers and directors and to certain other individuals for an aggregate purchase price of $19,980,000.


          (2) We issued and sold an aggregate of 71,201 shares of common stock to certain individuals in 1999 as of October 2, 1999.



          (3) Since our inception, we have granted options to purchase 1,720,250 shares of common stock to directors, employees and consultants under our 1998 Equity Incentive Plan at exercise prices ranging from $1.48 to $2.00 per share. As of October 2, 1999, options to purchase 1,695,250 shares remain outstanding.


     The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access to information about us through their relationship with us.

     (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


    EXHIBIT
    NUMBER                      DESCRIPTION OF DOCUMENT
    -------                     -----------------------
     1.1      Form of Underwriting Agreement
     2.1**    Agreement and Plan of Merger by and among the registrant and certain parties dated January 7, 1998
     3.1**    Certificate of Incorporation of the registrant
     3.2**    Bylaws of the registrant
     4.1      Specimen Common Stock Certificate
     4.2      Warrant dated October 29, 1999 issued to Williams
              Communications Group
     5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation
    10.1**    Registration Rights Agreement dated January 7, 1998 among
              the registrant and certain investors
    10.2**    Form of Indemnification Agreement between the registrant and each of its Directors and Officers
    10.3**    1998 Equity Incentive Plan and form of agreements thereunder
    10.4**    1999 Employee Stock Purchase Plan and form of agreements
              thereunder
    10.5**    Consulting Services Agreement between the registrant and
              Williams Communications Group, Inc. dated November 5, 1997
    10.6**    Credit Agreement, including revolving credit notes and term notes, dated February 12, 1998 among the registrant and
              certain guarantors, lenders and agents
    10.7**    Lease between Lighton Plaza L.L.C. and the registrant dated
              April 23, 1998
    10.8**    Noncompetition Agreement between the registrant and certain parties dated February 12, 1998.
    10.9**    Employment Agreement between the registrant and Richard
              Nespola dated February 12 , 1998.
    10.10**   Employment Agreement between the registrant and Micky Woo
              dated February 12, 1998.
    10.11**   Employment Agreement between the registrant and Ralph Peck dated February 12, 1998.
    10.12**   Employment Agreement between the registrant and Donald Klumb dated September 9, 1999
    21.1**    List of subsidiaries
    23.1      Consent of Deloitte & Touche LLP
    23.2**    Consent of Wilson Sonsini Goodrich & Rosati (included in
              exhibit 5.1)
    24.1**    Power of attorney (see page II-4)
    27.1**    Financial data schedule


---------------

** Denotes exhibit has been previously filed.


(b) Financial Statement Schedules:  None.

ITEM 17. UNDERTAKINGS

     Indemnification by us for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of TMNG, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If that a claim for indemnification against such liabilities (other than the payment by TMNG of expenses incurred or paid by a director, officer or controlling person of TMNG in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by TMNG is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We hereby undertake that:

          (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by TMNG pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, TMNG has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Overland Park, State of Kansas, on the 18th day of November, 1999.


                                          THE MANAGEMENT NETWORK GROUP, INC.

                                          By:    /s/ RICHARD P. NESPOLA
                                            ------------------------------------
                                              Richard P. Nespola,
                                              President and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                              TITLE                       DATE
             ---------                              -----                       ----
      /s/ RICHARD P. NESPOLA         President, Chief Executive Officer   November 18, 1999
-----------------------------------  and Director (Principal executive
        Richard P. Nespola           officer)

        /s/ DONALD E. KLUMB          Chief Financial Officer and          November 18, 1999
-----------------------------------  Treasurer (Principal financial
          Donald E. Klumb            officer and principal accounting
                                     officer)

         /s/ MICKY K. WOO*           Vice President and Director          November 18, 1999
-----------------------------------
           Micky K. Woo

        /s/ RALPH R. PECK*           Vice President                       November 18, 1999
-----------------------------------
           Ralph R. Peck

       /s/ GRANT G. BEHRMAN*         Director                             November 18, 1999
-----------------------------------
         Grant G. Behrman

      /s/ WILLIAM M. MATTHES*        Director                             November 18, 1999
-----------------------------------
        William M. Matthes

       /s/ DENNIS G. SISCO*          Director                             November 18, 1999
-----------------------------------
          Dennis G. Sisco

        /s/ ROY A. WILKENS           Director                             November 18, 1999
-----------------------------------
          Roy A. Wilkens

       /s/ MARIO M. ROSATI*          Director                             November 18, 1999
-----------------------------------
          Mario M. Rosati

     *By: /s/ DONALD E. KLUMB
-----------------------------------
          Donald E. Klumb
         Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
 1.1       Form of Underwriting Agreement
 2.1**     Agreement and Plan of Merger by and among the registrant and certain parties dated January 7, 1998
 3.1**     Certificate of Incorporation of the registrant
 3.2**     Bylaws of the registrant
 4.1       Specimen Common Stock Certificate
 4.2       Warrant dated October 29, 1999 issued to Williams
           Communications Group
 5.1       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation
10.1**     Registration Rights Agreement dated January 7, 1998 among
           the registrant and certain investors
10.2**     Form of Indemnification Agreement between the registrant and each of its Directors and Officers
10.3**     1998 Equity Incentive Plan and form of agreements thereunder
10.4**     1999 Employee Stock Purchase Plan and form of agreements
           thereunder
10.5**     Consulting Services Agreement between the registrant and
           Williams Communications Group, Inc. dated November 5, 1997
10.6**     Credit Agreement, including revolving credit notes and term notes, dated February 12, 1998 among the registrant and
           certain guarantors, lenders and agents
10.7**     Lease between Lighton Plaza L.L.C. and the registrant dated
           April 23, 1998
10.8**     Noncompetition Agreement between the registrant and certain parties dated February 12, 1998.
10.9**     Employment Agreement between the registrant and Richard
           Nespola dated February 12, 1998.
10.10**    Employment Agreement between the registrant and Micky Woo
           dated February 12, 1998.
10.11**    Employment Agreement between the registrant and Ralph Peck dated February 12, 1998.
10.12**    Employment Agreement between the registrant and Donald Klumb dated September 9, 1999
21.1**     List of subsidiaries of TMNG, Inc.
23.1       Consent of Deloitte & Touche LLP
23.2**     Consent of Wilson Sonsini Goodrich & Rosati (included in
           exhibit 5.1)
24.1**     Power of attorney (see page II-4)
27.1**     Financial data schedule


---------------

** Denotes exhibit has been previously filed.